UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

Registration Form – 2013 – CPFL ENERGIA S.A.                                                            Version: 3

Summary

Registration data
General information	02
Address	04
Marketable securities	05
Auditor	06
Share registrar	07
Investor Relations Officer or equivalent	08
Shareholders’ Department	09

Registration Form – 2013 – CPFL ENERGIA S.A.                                                            Version: 3

1 - General information
Company Name:	CPFL ENERGIA S.A.
Initial Company name:	08/06/2002
Type of participant:	Publicly quoted corporation
Previous
company name:	Draft II Participações S.A
Date of Incorporation:	03/20/1998
CNPJ (Federal Tax ID):	02.429.144/0001-93
CVM CODE:	1866-0
Registration
Date CVM:	05/18/2000
State of CVM
Registration:	Active
Starting date
of situation:	05/18/2000
Country:	Brazil
Country in which the
marketable securities
are held in custody:	Brazil
Foreign countries in
which the marketable
securities are accepted
for trading
	Country	Date of admission
	United States	09/29/2004
Sector of activity:	Holding (Electric Energy)
Description of activity:	Holdings
Issuer’s Category:	Category A
Registration Date
on actual category:	01/01/2010
Issuer’s Situation:	Operational
Starting date
of situation:	05/18/2000
Type of share control:	Private Holding
Date of last change of
share control:	11/30/2009

Registration Form – 2013 – CPFL ENERGIA S.A.                                                            Version: 3

Date of last change of company year:
Day/Month of
year end:	12/31
Web address:	www.cpfl.com.br
Newspapers in which
issuer discloses its information:	Name of paper in which issuer discloses its information FU
Diario Oficial do Estado de São Paulo		SP
Valor Econômico		SP

Registration Form – 2013 – CPFL ENERGIA S.A.                                                            Version: 3

2 - ADDRESS

Company Address: Rua Gomes de Carvalho, 1510,  14º– Cj 2 Vila Olímpia, São Paulo, SP, Brazil, ZIP CODE: 04547-005, TELEPHONE: (019) 3756-6083, FAX: (019) 3756-6089,  E-MAIL: ri@cpfl.com.br

Company Mailing Address: Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP, Brasil, CEP 13088-140, Telephone (019) 3756-6083, Fax (019) 3756-6089, E-MAIL: ri@cpfl.com.br

Registration Form – 2013 – CPFL ENERGIA S.A.                                                            Version: 3

3 - MARKETABLE SECURITIES

Shares		Trading			Listing

Trading mkt	Managing body	Start date	End	Segment	Start date	End
Bolsa	BM&FBOVESPA	09/29/2004		Novo Mercado 9/29/2004

Debentures		Trading			Listing

Trading mkt	Managing body	Start date	End	Segment	Start date	End
Organized
Market	CETIP	05/18/2000		Traditional	05/19/2000

Registration Form – 2013 – CPFL ENERGIA S.A.                                                            Version: 3

4 - AUDITOR INFORMATION

Is there an auditor?	Yes

CVM CODE:	385-9
Type of Auditor:	Brazilian
INDEPENDENT ACCOUNTANT:	Deloitte Touche Tomatsu Auditores Independentes
CNPJ:	49.928.567/0001-11
Service Provision Period:	03/12/2012
PARTNER IN CHARGE	Service Provision Period	CPF (INDIVIDUAL TAX ID)
Marcelo Magalhães Fernandes	03/12/2012	110.931.498-17

Registration Form – 2013 – CPFL ENERGIA S.A.                                                            Version: 3

5 – SHARE REGISTRER

Do you have service provider:	Yes
Corporate Name:	Banco do Brasil

CNPJ:	00.000.000/0001-91
Service Provision Period:	01/01/2011

Address: Rua Lélio Gama, 105 – 38º floor, Gecin, Centro, Rio de Janeiro, RJ, Brasil, ZIP CODE: 20031-080, Telephone (021) 38083551, FAX: (021) 38086088, e-mail: aescriturais@bb.com.br

Registration Form – 2013 – CPFL ENERGIA S.A.                                                            Version: 3

6 – INVESTOR RELATIONS OFFICER

NAME:	Gustavo Estrella
Director of Investor Relations
CPF/CNPJ:	037.234.097-09

Address: Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP, Brasil, CEP 13088-140, Telephone (019) 3756-6083, Fax (019) 3756-6089, e-mail: gustavoestrella@cpfl.com.br.

Start date of activity:	02/27/2013
End date of activity:

Registration Form – 2013 – CPFL ENERGIA S.A.                                                            Version: 3

7 – SHAREHOLDERS’ DEPARTMENT

Contact	Eduardo Atsushi Takeiti
Start date of activity:	12/13/2011
End date of activity:

Address: Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP, Brasil, CEP 13088-140, Telephone (019) 3756-6083, Fax (019) 3756-6089, e-mail:  eduardot@cpfl.com.br

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2013 - CPFL Energia S. A

Table of Contents

Identification of Company
Capital Stock	11
Cash dividend	11
Parent Company Financial Statements
Balance Sheet Assets	12
Balance Sheet Liabilities	13
Income Statement	14
Statement of Comprehensive Income	15
Cash Flow Statements	16
Statement of Changes in Shareholders´ Equity
01/01/2013 to 09/30/2013	17
01/01/2012 to 09/30/2012	18
Statements of Added Value	19
Consolidated Financial Statements
Balance Sheet Assets	20
Balance Sheet Liabilities	21
Income Statement	22
Statement of Comprehensive Income	23
Cash Flow Statements	24
Statement of Changes in Shareholders’ Equity
01/01/2013 to 09/30/2013	25
01/01/2012 to 09/30/2012	26
Statements of Added Value	27
Comments on Performance	28
Notes to Interim Financial Statements	37
Other relevant information	108
Reports
Independent Auditors’ Report Unqualified	113

Identification of Company / Capital Stock

Number of Shares (in units)	Closing date 09/30/2013
Paid in Capital
Common	962,274,260
Preferred	0
Total	962,274,260
Treasury Stock
Common	0
Preferred	0
Total	0

Identification of Company/ Cash dividend

Event	Approval	Type	Beginning of Payment	Type of Share	Class of share	Amount per Share (Reais/share)

Board of Directors meeting	08/14/2013	Dividend	10/01/13	ON (Common shares)		0.37728

PARENT COMPANY INTERIM FINANCIAL STATEMENTS - BALANCE SHEET - ASSETS
(in thousands of Brazilian reais – R$)

Code	Description	Current Quarter 09/30/2013	Previous Year 12/31/2012
1	Total assets	8,673,033	6,767,769
1.01	Current assets	2,341,990	574,911
1.01.01	Cash and cash equivalents	1,617,758	141,835
1.01.02	Financial Investments	-	3,939
1.01.02.02	Financial Investments at amortized cost	-	3,939
1.01.02.02.01	Held to maturity	-	3,939
1.01.06	Recoverable taxes	23,621	25,311
1.01.06.01	Current Recoverable taxes	23,621	25,311
1.01.08	Other current assets	700,611	403,826
1.01.08.03	Others	700,611	403,826
1.01.08.03.01	Other Credits	2,870	1,813
1.01.08.03.02	Dividends and interest on shareholders’ equity	697,702	401,473
1.01.08.03.03	Derivative	39	540
1.02	Noncurrent assets	6,331,043	6,192,858
1.02.01	Noncurrent assets	196,934	203,481
1.02.01.06	Deferred taxes	171,191	177,411
1.02.01.06.02	Deferred taxes credits	171,191	177,411
1.02.01.08	Related parties	2,074	-
1.02.01.08.01	Credits with related parties	2,074	-
1.02.01.09	Other noncurrent assets	23,669	26,070
1.02.01.09.03	Escrow deposits	89	12,579
1.02.01.09.05	Other credits	14,173	13,365
1.02.01.09.06	Derivatives	10	71
1.02.01.09.07	Advance for future capital increase	9,397	55
1.02.02	Investments	6,133,064	5,988,616
1.02.02.01	Permanent equity interests	6,133,064	5,988,616
1.02.02.01.02	Investments in subsidiares	6,133,064	5,988,616
1.02.03	Property, plant and equipment	1,004	687
1.02.03.01	Property, plant and equipment - in operation	159	179
1.02.03.03	Property, plant and equipment - in course	845	508
1.02.04	Intangible assets	41	74

PARENT COMPANY INTERIM FINANCIAL STATEMENTS - BALANCE SHEET - LIABILITIES
(in thousands of Brazilian reais – R$)

Code	Description	Current Quarter 09/30/2013	Previous Year 12/31/2012
2	Total liabilities	8,673,033	6,767,769
2.01	Current liabilities	591,798	195,159
2.01.01	Social and Labor Obligations	27	28
2.01.01.02	Labor Obligations	27	28
2.01.01.02.01	Estimated Labor Obligation	27	28
2.01.02	Suppliers	546	1,283
2.01.02.01	National Suppliers	546	1,283
2.01.03	Tax Obligations	262	453
2.01.03.01	Federal Tax Obligations	262	453
2.01.03.01.02	Others	262	453
2.01.04	Loans and financing	189,827	157,082
2.01.04.02	Debentures	189,827	157,082
2.01.04.02.01	Accrued Interest on debentures	39,827	7,082
2.01.04.02.02	Debentures	150,000	150,000
2.01.05	Other Current liabilities	401,136	36,313
2.01.05.02	Others	401,136	36,313
2.01.05.02.01	Dividends and interest on shareholders´ equity	379,509	16,856
2.01.05.02.05	Other payable	21,627	19,457
2.02	Noncurrent liabilities	1,317,762	191,882
2.02.01	Loans and financing	1,287,543	150,000
2.02.01.02	Debentures	1,287,543	150,000
2.02.02	Other Noncurrent liabilities	30,003	29,358
2.02.02.02	Others	30,003	29,358
2.02.02.02.04	Other payable	30,003	29,358
2.02.04	Provisons	216	12,524
2.02.04.01	Provision for tax, civil and labor risks	216	12,524
2.02.04.01.01	Tax Provisions	216	12,524
2.03	Shareholders’ equity	6,763,473	6,380,728
2.03.01	Capital	4,793,424	4,793,424
2.03.02	Capital reserves	288,412	228,322
2.03.04	Profit reserves	804,921	1,339,286
2.03.04.01	Legal reserves	556,481	556,481
2.03.04.02	Statutory reserve - financial asset of concession	248,440	-
2.03.04.08	Additional dividend proposed	-	455,906
2.03.04.10	Earnings retained for investment	-	326,899
2.03.05	Retained earnings	372,449	-
2.03.08	Other Comprehensive Income	504,267	19,696
2.03.08.01	Accumulated Comprehensive Income	504,267	19,696

PARENT COMPANY FINANCIAL STATEMENTS - INCOME STATEMENT
(in thousands of Brazilian reais – R$)

Code	Description	Current Year - Third Quarter	YTD Current Year	Previous year - Third Quarter	YTD Previous Year
		07/01/2013 to 09/30/2013	01/01/2013 to 09/30/2013	07/01/2012 to 09/30/2012	01/01/2012 to 09/30/2012
3.01	Net Operating revenues	31	81	1	23
3.03	Gross Operating income	31	81	1	23
3.04	Gross Operating income (expense)	350,122	662,345	350,468	1,028,743
3.04.02	General and administrative	(5,915)	(16,775)	(6,189)	(18,016)
3.04.05	Other operating expenses	-	-	(6)	(37)
3.04.06	Equity income	356,037	679,120	356,663	1,046,796
3.05	Income before financial income and taxes	350,153	662,426	350,469	1,028,766
3.06	Financial income / expense	(444)	(11,026)	(4,372)	(10,831)
3.06.01	Financial income	34,906	37,729	4,754	20,229
3.06.02	Financial expense	(35,350)	(48,755)	(9,126)	(31,060)
3.07	Income before taxes	349,709	651,400	346,097	1,017,935
3.08	Income tax and social contribution	2,104	(14,911)	2,697	(27,257)
3.08.01	Current	3,524	(8,691)	2,177	(18,814)
3.08.02	Deferred	(1,420)	(6,220)	520	(8,443)
3.09	Net income/(loss) from continuing operations	351,813	636,489	348,794	990,678
3.11	Net income/(loss)	351,813	636,489	348,794	990,678
3.99.01	Net income/l(loss) per share - Basic	-	-	-	-
3.99.01.01	ON	0.37	0.66	0.36	1.03
3.99.02	Net income/(loss) per share - Diluted	-	-	-	-
3.99.02.01	ON	0.36	0.65	0.36	1.02

PARENT COMPANY FINANCIAL STATEMENTS - STATEMENT OF COMPREHENSIVE INCOME
(in thousands of Brazilian reais – R$)

Code	Description	Current Year - Third Quarter	YTD Current Year	Previous year - Third Quarter	YTD Previous Year
		07/01/2013 to 09/30/2013	01/01/2013 to 09/30/2013	07/01/2012 to 09/30/2012	01/01/2012 to 09/30/2012
4.01	Net income/(loss)	351,813	636,489	348,794	990,678
4.02	Other comprehensive income	-	502,927	-	-
4.02.01	Equity on comprehensive income of subsidiaries	-	502,927	-	-
4.03	Comprehensive income	351,813	1,139,416	348,794	990,678

PARENT COMPANY FINANCIAL STATEMENTS - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2013 TO SEPTEMBER 30, 2013 (in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders’ Equity Total
5.01	Opening balance	4,793,424	228,322	1,339,287	-	535,627	6,896,660
5.02	Prior year profit or loss	-	-	-	-	(515,932)	(515,932)
5.03	Adjusted balance	4,793,424	228,322	1,339,287	-	19,695	6,380,728
5.04	Capital transactions with the shareholders	-	60,090	(455,906)	(360,856)	-	(756,672)
5.04.06	Dividends	-	-	-	(360,856)	-	(360,856)
5.04.08	IPO CPFL Renováveis	-	60,090	-	-	-	60,090
5.04.09	Additional dividend aproved	-	-	(455,906)	-	-	(455,906)
5.05	Total comprehensive income	-	-	-	636,489	502,928	1,139,417
5.05.01	Net income / (loss) for the period	-	-	-	636,489	-	636,489
5.05.02	Other comprehensive income	-	-	-	-	502,928	502,928
5.06	Internal changes of shareholders' equity	-	-	(78,460)	96,816	(18,356)	-
5.06.04	Statutory reserve in the period	-	-	(78,460)	78,460	-	-
5.06.05	Other transactions within noncontrolling shareholders	-	-	-	18,356	(18,356)	-
5.07	Final balance	4,793,424	288,412	804,921	372,449	504,267	6,763,473

PARENT COMPANY FINANCIAL STATEMENTS - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2012 TO SEPTEMBER 30, 2012 (in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders’ Equity Total
5.01	Opening balance	4,793,424	229,956	1,253,655	-	790,123	7,067,158
5.02	Prior Year profit or loss	-	-	-	227,118	(117,745)	109,373
5.03	Adjusted balance	4,793,424	229,956	1,253,655	227,118	672,378	7,176,531
5.04	Capital transactions with the shareholders	-	(3,005)	(758,470)	(638,219)	-	(1,399,694)
5.04.06	Dividend	-	-	640,239	(638,219)	-	2,020
5.04.08	Business combination - CPFL Renováveis	-	(3,005)	-	-	-	(3,005)
5.04.09	Additional dividend aproved	-	-	(1,398,709)	-	-	(1,398,709)
5.05	Total comprehensive income	-	-	-	990,655	-	990,655
5.05.01	Net income / (loss) for the period	-	-	-	990,678	-	990,678
5.05.02	Other comprehensive income	-	-	-	(23)	-	(23)
5.05.02.01	Adjustments on financial instruments	-	-	-	(34)	-	(34)
5.05.02.02	Tax on adjustments on financial instruments	-	-	-	11	-	11
5.06	Internal changes of shareholders' equity	-	-	-	20,735	(20,735)	-
5.06.04	Other transactions within noncontrolling shareholders	-	-	-	20,735	(20,735)	-
5.07	Final balance	4,793,424	226,951	495,185	600,289	651,643	6,767,492

PARENT COMPANY FINANCIAL STATEMENTS - STATEMENTS OF CASH FLOW – INDIRECT METHOD
(in thousands of Brazilian reais – R$)

Code	Description	YTD Current year 01/01/2013 to 09/30/2013	YTD Current year 01/01/2012 to 09/30/2012
6.01	Net cash from operating activities	800,437	1,151,678
6.01.01	Cash generated (used) from operations	31,280	(3,398)
6.01.01.01	Net income, including income tax and social contribution	651,400	1,017,935
6.01.01.02	Depreciation and amortization	53	47
6.01.01.03	Reserve for tax, civil, labor and environmental risks	208	-
6.01.01.04	Equity in subsidiaries	(679,120)	(1,046,796)
6.01.01.05	Interest and monetary and exchange restatement	58,739	25,416
6.01.02	Variation on assets and liabilities	769,157	1,155,076
6.01.02.01	Dividend and interest on equity received	792,146	1,196,348
6.01.02.02	Recoverable taxes	16,263	23,434
6.01.02.03	Escrow deposits	(26)	(14)
6.01.02.04	Other operating assets	(1,866)	3,110
6.01.02.05	Suppliers	(736)	(628)
6.01.02.06	Other taxes and social contributions	(245)	320
6.01.02.07	Interest on debts (paid)	(14,502)	(45,080)
6.01.02.08	Income tax and social contribution	(12,174)	(21,379)
6.01.02.09	Other operating liabilities	2,814	(1,035)
6.01.02.10	Reserve for tax, civil, labor and environmental risks paid	(12,517)	-
6.02	Net cash in investing activities	(8,011)	19,571
6.02.01	Increase in property, plant and equipment	(337)	(411)
6.02.02	Financial investments	4,710	36,209
6.02.04	Intercompany loans with subsidiaries and associated companies	(1,489)	2,799
6.02.05	Capital increase in investments	(1,553)	(9,006)
6.02.07	Additions to intangible assets	(9,342)	(20)
6.02.08	Acquisition of subsidiaries net of cash acquired	-	(10,000)
6.03	Net cash in financing activities	683,497	(1,543,384)
6.03.01	Payments of Loans, financing and debentures , net of derivatives	(149,575)	(150,000)
6.03.02	Payments of dividend and interest on shareholders’ equity	(454,108)	(1,393,384)
6.03.03	Loans, financing and debentures obtained	1,287,180	-
6.05	Increase (decrease) in cash and cash equivalents	1,475,923	(372,135)
6.05.01	Cash and cash equivalents at beginning of period	141,835	549,189
6.05.02	Cash and cash equivalents at end of period	1,617,758	177,054

PARENT COMPANY FINANCIAL STATEMENTS - STATEMENTS OF ADDED VALUE
(in thousands of Brazilian reais – R$)

Code	Description	YTD Current year 01/01/2013 to 09/30/2013	YTD Previous year 01/01/2012 to 09/30/2012
7.01	Revenues	90	25
7.01.01	Sales of goods, products and services	90	25
7.02	Inputs	(5,673)	(8,644)
7.02.02	Material-Energy-Outsourced services-Other	(5,673)	(8,644)
7.03	Gross added value	(5,583)	(8,619)
7.04	Retentions	(54)	(46)
7.04.01	Depreciation and amortization	(54)	(46)
7.05	Net added value generated	(5,637)	(8,665)
7.06	Added value received in transfer	723,561	1,076,956
7.06.01	Equity in subsidiaries	679,120	1,046,796
7.06.02	Financial income	44,441	30,160
7.07	Added Value to be Distributed	717,924	1,068,291
7.08	Distribution of Added Value	717,924	1,068,291
7.08.01	Personnel	8,803	7,963
7.08.01.01	Direct Remuneration	5,983	4,365
7.08.01.02	Benefits	2,021	3,219
7.08.01.03	Government severance indemnity fund for employees-F.G.T.S.	799	379
7.08.02	Taxes, Fees and Contributions	23,804	38,799
7.08.02.01	Federal	23,784	38,795
7.08.02.02	State	20	4
7.08.03	Remuneration on third parties’ capital	48,828	30,851
7.08.03.01	Interest	48,733	30,761
7.08.03.02	Rental	95	90
7.08.04	Remuneration on own capital	636,489	990,678
7.08.04.02	Dividend	363,049	640,239
7.08.04.03	Retained profit / loss for the period	273,440	350,439

CONSOLIDATED INTERIM FINANCIAL STATEMENTS - BALANCE SHEET - ASSETS
(in thousands of Brazilian reais – R$)

Code	Description	Current Quarter 09/30/2013	Previous Year 12/31/2012
1	Total assets	32,127,149	28,924,279
1.01	Current assets	8,503,599	5,544,938
1.01.01	Cash and cash equivalents	5,405,508	2,435,034
1.01.02	Financial Investments	24,618	6,100
1.01.02.02	Financial Investments at amortized cost	24,618	6,100
1.01.02.02.01	Held to maturity	24,618	6,100
1.01.03	Accounts receivable	1,973,948	2,205,024
1.01.03.01	Consumers	1,973,948	2,205,024
1.01.04	Materials and suppliers	22,520	36,826
1.01.06	Recoverable taxes	282,832	250,987
1.01.06.01	Current Recoverable taxes	282,832	250,987
1.01.08	Other current assets	794,173	610,967
1.01.08.03	Other	794,173	610,967
1.01.08.03.01	Other credits	503,591	485,908
1.01.08.03.02	Derivatives	421	870
1.01.08.03.03	Leases	10,509	9,740
1.01.08.03.04	Dividends and interest on shareholders’ equity	31,701	55,033
1.01.08.03.05	Financial asset of concession	-	34,444
1.01.08.03.06	Receivables from Resources provided by the Energy Development Account - CDE	247,951	24,972
1.02	Noncurrent assets	23,623,550	23,379,341
1.02.01	Noncurrent assets	6,103,444	6,072,842
1.02.01.03	Accounts receivable	139,928	161,658
1.02.01.03.01	Consumers	139,928	161,658
1.02.01.06	Deferred taxes	1,169,907	1,257,787
1.02.01.06.02	Deferred taxes credits	1,169,907	1,257,787
1.02.01.08	Related parties	86,872	-
1.02.01.08.01	Due from related parties	86,872	-
1.02.01.09	Other noncurrent assets	4,706,737	4,653,397
1.02.01.09.03	Derivatives	351,156	486,438
1.02.01.09.04	Escrow deposits	1,068,320	1,125,339
1.02.01.09.05	Recoverable taxes	179,321	206,653
1.02.01.09.06	Leases	35,979	31,703
1.02.01.09.07	Financial asset of concession	2,641,748	2,342,796
1.02.01.09.09	Investments at cost	116,654	116,654
1.02.01.09.10	Other credits	313,559	343,814
1.02.02	Investiments	1,053,255	1,022,126
1.02.02.01	Permanent equity interests	1,053,255	1,022,126
1.02.02.01.04	Investments in subsidiares	1,053,255	1,022,126
1.02.03	Property, plant and equipment	7,646,624	7,104,061
1.02.03.01	Property, plant and equipment - in service	6,591,551	6,469,689
1.02.03.03	Property, plant and equipment - in progress	1,055,073	634,372
1.02.04	Intangible assets	8,820,227	9,180,312
1.02.04.01	Intangible assets	8,820,227	9,180,312

CONSOLIDATED INTERIM FINANCIAL STATEMENTS - BALANCE SHEET -LIABILITIES
(in thousands of Brazilian reais – R$)

Code	Description	Current Quarter 09/30/2013	Previous Year 12/31/2012
2	Total liabilities	32,127,149	28,924,279
2.01	Current liabilities	5,746,552	4,969,447
2.01.01	Social and Labor Obligations	99,900	71,725
2.01.01.02	Labor Obligations	99,900	71,725
2.01.01.02.01	Estimated Labor Obligation	99,900	71,725
2.01.02	Suppliers	1,572,526	1,689,137
2.01.02.01	National Suppliers	1,572,526	1,689,137
2.01.03	Tax Obligations	316,795	430,472
2.01.03.01	Federal Tax Obligations	191,319	259,406
2.01.03.01.01	Income tax and Social Contribution	99,207	135,701
2.01.03.01.02	PIS (Tax on Revenue)	12,137	13,438
2.01.03.01.03	COFINS (Tax on Revenue)	55,976	75,992
2.01.03.01.04	Others	23,999	34,275
2.01.03.02	State Tax Obligations	125,476	171,066
2.01.04	Loans and financing	2,581,817	1,962,301
2.01.04.01	Loans and financing	2,054,054	1,557,327
2.01.04.01.01	Brazilian currency	1,765,308	1,536,550
2.01.04.01.02	Foreign Currency	288,746	20,777
2.01.04.02	Debentures	527,763	404,974
2.01.04.02.01	Debentures	311,107	310,149
2.01.04.02.02	Accrued Interest on debentures	216,656	94,825
2.01.05	Other liabilities	1,175,514	815,812
2.01.05.02	Others	1,175,514	815,812
2.01.05.02.01	Dividends and interest on shareholders´ equity	382,121	26,542
2.01.05.02.04	Derivatives	-	109
2.01.05.02.05	Private pension fund	53,804	51,675
2.01.05.02.06	Regulatory charges	33,329	110,776
2.01.05.02.07	Charge for the use of Public Utilities	3,612	3,443
2.01.05.02.08	Other payable	702,648	623,267
2.02	Noncurrent liabilities	17,861,429	16,063,703
2.02.01	Loans and financing	15,689,694	13,510,730
2.02.01.01	Loans and financing	7,378,474	7,720,467
2.02.01.01.01	Brazilian currency	5,433,051	5,310,259
2.02.01.01.02	Foreign Currency	1,945,423	2,410,208
2.02.01.02	Debentures	8,311,220	5,790,263
2.02.01.02.01	Debentures	8,282,484	5,790,263
2.02.01.02.02	Accrued Interest on debentures	28,736	-
2.02.02	Other payable	544,272	1,048,146
2.02.02.02	Other	544,272	1,048,146
2.02.02.02.03	Derivatives	1,407	336
2.02.02.02.04	Private pension fund	321,474	831,184
2.02.02.02.06	Charge for the use of Public Utilities	77,677	76,371
2.02.02.02.07	Other payable	143,714	135,788
2.02.02.02.08	Suppliers	-	4,467
2.02.03	Deferred taxes	1,128,575	1,155,733
2.02.03.01	Deferred Income tax and Social Contribution	1,128,575	1,155,733
2.02.04	Provisions	498,888	349,094
2.02.04.01	Provision for tax, civil and labor risks	498,888	349,094
2.02.04.01.01	Tax Provisions	222,415	226,855
2.02.04.01.02	Labor and tax provisions	107,629	68,205
2.02.04.01.04	Civil provisions	144,860	26,973
2.02.04.01.05	Others	23,984	27,061
2.03	Shareholders´ equity - consolidated	8,519,168	7,891,129
2.03.01	Capital	4,793,424	4,793,424
2.03.02	Capital reserves	288,412	228,322
2.03.04	Profit reserves	804,921	1,339,286
2.03.04.01	Legal reserves	556,481	556,481
2.03.04.02	Statutory reserve - financial asset of concession	248,440	-
2.03.04.08	Additional dividend proposed	-	455,906
2.03.04.10	Earnings retained for investment	-	326,899
2.03.05	Retained earnings	372,449	-
2.03.08	Other comprehensive income	504,268	19,696
2.03.09	Noncontrolling interest	1,755,694	1,510,401

CONSOLIDATED FINANCIAL STATEMENTS - INCOME STATEMENT
(in thousands of Brazilian reais – R$)

Code	Description	Current Year - Third Quarter	YTD Current Year	Previous year - Third Quarter	YTD Previous Year
		07/01/2013 to 09/30/2013	01/01/2013 to 09/30/2013	07/01/2012 to 09/30/2012	01/01/2012 to 09/30/2012
3.01	Net operating revenues	3,602,115	10,915,884	3,825,397	10,720,747
3.02	Cost of electric energy services	(2,549,443)	(7,861,072)	(2,803,387)	(7,806,785)
3.02.01	Cost of electric energy	(1,948,600)	(6,002,363)	(2,049,087)	(5,843,360)
3.02.02	Operating cost	(364,785)	(1,103,040)	(362,962)	(978,691)
3.02.03	Services rendered to third parties	(236,058)	(755,669)	(391,338)	(984,734)
3.03	Gross Operating income	1,052,672	3,054,812	1,022,010	2,913,962
3.04	Gross Operating income (expense)	(252,218)	(1,209,608)	(356,410)	(918,023)
3.04.01	Sales expenses	(91,304)	(299,034)	(151,358)	(343,599)
3.04.02	General and administrative	(151,680)	(753,189)	(138,661)	(416,106)
3.04.05	Others	(50,317)	(232,121)	(102,663)	(251,630)
3.04.06	Equity income	41,083	74,736	36,272	93,312
3.05	Income before financial income and taxes	800,454	1,845,204	665,600	1,995,939
3.06	Financial income / expense	(241,661)	(800,346)	(120,414)	(439,816)
3.06.01	Financial income	182,558	428,682	223,747	521,963
3.06.02	Financial expense	(424,219)	(1,229,028)	(344,161)	(961,779)
3.07	Income before taxes	558,793	1,044,858	545,186	1,556,123
3.08	Income tax and social contribution	(203,848)	(418,679)	(188,728)	(541,194)
3.08.01	Current	(136,708)	(388,071)	(215,432)	(608,758)
3.08.02	Deferred	(67,140)	(30,608)	26,704	67,564
3.09	Net income from continuing operations	354,945	626,179	356,458	1,014,929
3.11	Net income	354,945	626,179	356,458	1,014,929
3.11.01	Net income attributable to controlling shareholders	351,813	636,489	348,794	990,678
3.11.02	Net income attributable to noncontrolling shareholders	3,132	(10,310)	7,664	24,251

CONSOLIDATED FINANCIAL STATEMENTS - STATEMENT OF COMPREHENSIVE INCOME
(in thousands of Brazilian reais – R$)

Code	Description	Current Year - Third Quarter	YTD Current Year	Previous year - Third Quarter	YTD Previous Year
		07/01/2013 to 09/30/2013	01/01/2013 to 09/30/2013	07/01/2012 to 09/30/2012	01/01/2012 to 09/30/2012
4.01	Net income	354,945	626,180	356,458	1,014,929
4.02	Other comprehensive income	-	502,927	-	-
4.02.01	Actuarial gain	-	502,927	-	-
4.03	Comprehensive income	354,945	1,129,107	356,458	1,014,929
4.03.01	Comprehensive income attributtable to controlling shareholders	351,813	1,139,416	348,794	990,678
4.03.02	Comprehensive income attributable to non controlling shareholders	3,132	(10,309)	7,664	24,251

CONSOLIDATED FINANCIAL STATEMENTS - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 1, 2013 TO SEPTEMBER 30, 2013 (in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders’ Equity Total	Noncontrolling Shareholders’ Equity	Consolidated Shareholders’ Equity
5.01	Opening balance	4,793,424	228,322	1,339,287	-	535,627	6,896,660	1,510,401	8,407,061
5.02	Prior Year profit or loss	-	-	-	-	(515,932)	(515,932)	-	(515,932)
5.03	Adjusted opening balance	4,793,424	228,322	1,339,287	-	19,695	6,380,728	1,510,401	7,891,129
5.04	Capital transactions within shareholders	-	60,090	(455,906)	(360,856)	-	(756,672)	255,639	(501,033)
5.04.06	Dividend	-	-	-	(360,856)	-	(360,856)	(2,301)	(363,157)
5.04.08	IPO Renováveis	-	60,090	-	-	-	60,090	269,739	329,829
5.04.09	Additional dividend aproved	-	-	(455,906)	-	-	(455,906)	(11,799)	(467,705)
5.05	Total comprehensive income	-	-	-	636,489	502,928	1,139,417	(10,309)	1,129,108
5.05.01	Net income	-	-	-	636,489	-	636,489	(10,309)	626,180
5.05.02	Other comprehensive income	-	-	-	-	502,928	502,928	-	502,928
5.06	Internal changes of shareholders equity	-	-	(78,460)	96,816	(18,356)	-	(36)	(36)
5.06.01	Statutory reserve in the period	-	-	(78,460)	78,460	-	-	-	-
5.06.04	Realization of deemed cost of fixed assets	-	-	-	27,813	(27,813)	-	-	-
5.06.05	Tax on deemed cost realization	-	-	-	(9,457)	9,457	-	-	-
5.06.07	Other changes of noncontrolling shareholders	-	-	-	-	-	-	(36)	(36)
5.07	Ending balance	4,793,424	288,412	804,921	372,449	504,267	6,763,473	1,755,695	8,519,168

CONSOLIDATED FINANCIAL STATEMENTS - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 1, 2012 TO SEPTEMBER 30, 2012 (in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders´ equity	Noncontrolling Shareholders’ Equity	Consolidated Shareholders’ Equity
5.01	Opening balance	4,793,424	229,956	1,253,655	-	790,123	7,067,158	1,485,352	8,552,510
5.02	Prior Year profit or loss	-	-	-	227,118	(117,745)	109,373	-	109,373
5.03	Adjusted opening balance	4,793,424	229,956	1,253,655	227,118	672,378	7,176,531	1,485,352	8,661,883
5.04	Capital transactions within shareholders	-	(3,005)	(758,470)	(638,219)	-	(1,399,694)	(163)	(1,399,857)
5.04.06	Dividends	-	-	640,239	(638,219)	-	2,020	-	2,020
5.04.08	Business combination - CPFL Renováveis	-	(3,005)	-	-	-	(3,005)	4,480	1,475
5.04.09	Additional dividend aproved	-	-	(1,398,709)	-	-	(1,398,709)	(8,201)	(1,406,910)
5.04.10	Payment of capital of noncontrolling shareholders in subsidiaries	-	-	-	-	-	-	3,558	3,558
5.05	Total comprehensive income	-	-	-	990,655	-	990,655	24,252	1,014,907
5.05.01	Net income	-	-	-	990,678	-	990,678	24,252	1,014,930
5.05.02	Other comprehensive income	-	-	-	(23)	-	(23)	-	(23)
5.05.02.01	Adjustments on financial instruments	-	-	-	(34)	-	(34)	-	(34)
5.05.02.02	Tax on adjustments on financial instruments	-	-	-	11	-	11	-	11
5.06	Internal changes of shareholders equity	-	-	-	20,735	(20,735)	-	274	274
5.06.04	Realization of deemed cost of fixed assets	-	-	-	31,417	(31,417)	-	-	-
5.06.05	Tax on deemed cost realization	-	-	-	(10,682)	10,682	-	-	-
5.06.06	Other changes of noncontrolling shareholders	-	-	-	-	-	-	274	274
5.07	Ending balance	4,793,424	226,951	495,185	600,289	651,643	6,767,492	1,509,715	8,277,207

CONSOLIDATED FINANCIAL STATEMENTS - STATEMENTS OF CASH FLOW – INDIRECT METHOD
(in thousands of Brazilian reais – R$)

Code	Description	YTD Current year 01/01/2013 to 09/30/2013	YTD Previous year 01/01/2012 to 09/30/2012
6.01	Net cash from operating activities	1,797,389	1,564,259
6.01.01	Cash generated from operations	3,228,247	3,022,461
6.01.01.01	Net income, including income tax and social contribution	1,044,858	1,556,123
6.01.01.02	Depreciation and amortization	789,091	712,517
6.01.01.03	Reserve for tax, civil, labor and environmental risks	250,806	30,814
6.01.01.04	Interest and monetary and exchange restatement	1,031,255	695,103
6.01.01.05	Gain on pension plan	51,363	25,001
6.01.01.06	Losses on disposal of noncurrent assets	31,503	11,871
6.01.01.07	Deferred taxes - PIS and COFINS	33,463	(33,659)
6.01.01.08	Other	6,040	(397)
6.01.01.09	Provision for doubtful accounts	64,603	118,399
6.01.01.10	Equity income	(74,736)	(93,311)
6.01.02	Variation on assets and liabilities	(1,430,858)	(1,458,202)
6.01.02.01	Consumers, Concessionaires and Licensees	189,782	(252,843)
6.01.02.02	Recoverable Taxes	19,340	34,725
6.01.02.03	Leases	2,757	(919)
6.01.02.04	Escrow deposits	73,744	(67,732)
6.01.02.05	Other operating assets	(51,084)	(52,075)
6.01.02.06	Suppliers	(121,078)	167,269
6.01.02.07	Taxes and social contributions	(426,408)	(572,007)
6.01.02.08	Other taxes and social contributions	(92,852)	(96,308)
6.01.02.09	Employee Pension Plans	(62,717)	(46,053)
6.01.02.10	Interest paid on debt	(710,258)	(560,590)
6.01.02.11	Regulator charges	(77,446)	(18,958)
6.01.02.12	Provision for tax, civil and labor risks paid	(105,393)	(23,697)
6.01.02.13	Other operating liabilities	13,676	(32,042)
6.01.02.14	Dividend and interest on equity received	66,940	63,028
6.01.02.15	Resources provided by the Energy Development Account - CDE	(247,951)	-
6.01.02.16	Advance Eletrobrás - Resources provided by the CDE	98,090	-
6.02	Net cash in investing activities	(1,357,443)	(2,751,219)
6.02.01	Acquisition of property, plant and equipment	(728,402)	(870,435)
6.02.02	Marketable Securities, Deposits and Escrow Deposits	51,417	4,979
6.02.03	Leases	(7,802)	(6,575)
6.02.04	Acquisition of intangible assets	(632,184)	(1,055,963)
6.02.05	Sale of non-financial asset	43,511	-
6.02.06	Acquisition of subsidiaries net of cash acquired	-	(823,225)
6.02.08	Intercompany loans with subsidiaries and associated companies	(83,983)	-
6.03	Net cash in financing activities	2,530,528	1,129,411
6.03.01	Loans, financing and debentures obtained	5,518,422	3,529,541
6.03.02	Payments of Loans, financing and debentures , net of derivatives	(2,842,441)	(986,259)
6.03.03	Dividend and interest on shareholders’ equity paid	(475,281)	(1,413,871)
6.03.04	Capital Increase	329,828	-
6.05	Increase (decrease) in cash and cash equivalents	2,970,474	(57,549)
6.05.01	Cash and cash equivalents at beginning of period	2,435,034	2,663,425
6.05.02	Cash and cash equivalents at end of period	5,405,508	2,605,876

CONSOLIDATED FINANCIAL STATEMENTS - STATEMENTS OF ADDED VALUE
(in thousands of Brazilian reais – R$)

Code	Description	YTD Current Year 01/01/2013 to 09/30/2013	YTD Previous year 01/01/2012 to 09/30/2012
7.01	Revenues	15,176,081	16,231,742
7.01.01	Sales of goods, products and services	13,707,890	14,445,929
7.01.02	Other revenue	753,092	981,549
7.01.02.01	Revenue from construction of infrastructure distribution	753,092	981,549
7.01.03	Revenues related to the construction of own assets	779,702	922,663
7.01.04	Allowance for doubtful accounts	(64,603)	(118,399)
7.02	Inputs	(9,101,896)	(9,015,675)
7.02.01	Cost of sales	(6,683,136)	(6,490,380)
7.02.02	Material-Energy-Outsourced services-Other	(2,418,760)	(2,525,295)
7.03	Gross added value	6,074,185	7,216,067
7.04	Retentions	(790,471)	(712,600)
7.04.01	Depreciation and amortization	(567,526)	(503,482)
7.04.02	Other	(222,945)	(209,118)
7.04.02.01	Intangible concession asset - amortization	(222,945)	(209,118)
7.05	Net added value generated	5,283,714	6,503,467
7.06	Added value received in transfer	510,131	625,188
7.06.01	Equity result	74,736	93,312
7.06.02	Financial income	435,395	531,876
7.07	Added Value to be Distributed	5,793,845	7,128,655
7.08	Distribution of Added Value	5,793,845	7,128,655
7.08.01	Personnel	572,151	494,800
7.08.01.01	Direct Remuneration	345,473	314,245
7.08.01.02	Benefits	198,640	152,944
7.08.01.03	Government severance indemnity fund for employees- F.G.T.S.	28,038	27,611
7.08.02	Taxes, Fees and Contributions	3,335,052	4,632,383
7.08.02.01	Federal	1,223,440	2,282,584
7.08.02.02	State	2,102,419	2,340,004
7.08.02.03	Municipal	9,193	9,795
7.08.03	Remuneration on third parties’ capital	1,260,462	986,543
7.08.03.01	Interest	1,231,864	964,398
7.08.03.02	Rental	28,598	22,145
7.08.04	Remuneration on own capital	626,180	1,014,929
7.08.04.02	Dividends	363,049	640,239
7.08.04.03	Retained profit / loss for the period	263,131	374,690

COMMENTS ON PERFORMANCE

The comments on performance are expressed in thousands of Brazilian reais, unless otherwise indicated.

Analysis of Results

CPFL Energia (Parent Company)

The increase in net income in the quarter was R$ 3,019, compared with the same quarter of 2012 (net profit of R$ 348,794 in 2012 and R$ 351,813 in 2013), primarily due to:

a)     Increase of R$ 3,929 in financial income mainly due the increase on financial investments in the quarter when compared with the same quarter of 2012; partially offset by;

b)    a reduction of R$ 626 in income from equity in subsidiaries.

 COMMENTS ON CONSOLIDATED PERFORMANCE

	Consolidated
	3rd quarter			Nine months
	2013	2012 restated	%	2013	2012 restated	%
Operating revenues	4,717,699	5,362,839	-12.0%	14,460,982	15,427,479	-6.3%
Electricity sales to final consumers (*)	3,411,351	3,941,388	-13.4%	10,405,400	11,734,693	-11.3%
Electricity sales to wholesaler´s	577,403	587,116	-1.7%	1,870,595	1,425,995	31.2%
Revenue from construction of concession infrastructure	235,266	390,499	-39.8%	753,092	981,550	-23.3%
Other operating revenues (*)	493,680	443,835	11.2%	1,431,894	1,285,242	11.4%
Deductions from operating revenues	(1,115,584)	(1,537,442)	-27.4%	(3,545,098)	(4,706,732)	-24.7%
Net operating revenue	3,602,115	3,825,397	-5.8%	10,915,884	10,720,747	1.8%
Cost of eletric energy	(1,948,600)	(2,049,087)	-4.9%	(6,002,363)	(5,843,360)	2.7%
Electricity purchased for resale	(1,774,160)	(1,668,331)	6.3%	(5,508,908)	(4,793,430)	14.9%
Electricity network usage charges	(174,440)	(380,756)	-54.2%	(493,456)	(1,049,929)	-53.0%
Operating cost/expense	(894,143)	(1,146,982)	-22.0%	(3,143,053)	(2,974,761)	5.7%
Personnel	(185,638)	(167,335)	10.9%	(548,591)	(493,713)	11.1%
Employee pension plans	(10,302)	(8,336)	23.6%	(51,363)	(25,002)	105.4%
Materials	(24,718)	(24,829)	-0.4%	(79,278)	(66,722)	18.8%
Outside services	(113,840)	(130,441)	-12.7%	(358,532)	(393,958)	-9.0%
Depreciation and amortization	(189,727)	(196,509)	-3.5%	(566,145)	(503,399)	12.5%
Intangible of concession amortization	(73,525)	(75,039)	-2.0%	(222,946)	(209,118)	6.6%
Costs related to infrastructure construction	(235,266)	(390,499)	-39.8%	(753,092)	(981,550)	-23.3%
Other	(61,125)	(153,995)	-60.3%	(563,106)	(301,299)	86.9%
Income from electric energy service	759,371	629,328	20.7%	1,770,468	1,902,627	-6.9%
Financial income (expense)	(241,661)	(120,414)	100.7%	(800,345)	(439,816)	82.0%
Income	182,558	223,747	-18.4%	428,682	521,963	-17.9%
Expense	(424,219)	(344,161)	23.3%	(1,229,028)	(961,779)	27.8%
Equity in subsidiaries	41,083	36,272	13.3%	74,736	93,312	-19.9%
Income before taxes	558,793	545,186	2.5%	1,044,858	1,556,123	-32.9%
Social contribution	(55,656)	(51,377)	8.3%	(113,079)	(145,908)	-22.5%
Income tax	(148,192)	(137,351)	7.9%	(305,600)	(395,286)	-22.7%
Net income / (loss)	354,945	356,458	-0.4%	626,180	1,014,929	-38.3%

Net income/(loss) attributable to the shareholders of the company	351,813	348,794	0.9%	636,489	990,678	-35.8%
Net income/(loss) attributable to the non controlling interests	3,132	7,664	-59.1%	(10,309)	24,252	-142.5%

EBITDA	1,064,635	937,472	13.6%	2,635,224	2,709,426	-2.7%

(*) The reclassification of revenue from network usage charge - TUSD was not taken into acount in presentation of the comments on consolidated perfomance

Net income for the period and EBITDA reconciliation
Net income/(loss) for the period	354,945	356,458		626,180	1,014,929
Depreciation and amortization	263,253	271,548		789,091	712,516
Amortization of value-added of assets	929	324		929	971
Financial income (expense)	241,661	120,414		800,345	439,816
Social contribution	55,656	51,377		113,079	145,908
Income tax	148,192	137,351		305,600	395,286
EBITDA	1,064,635	937,472		2,635,224	2,709,426

Gross Operating Revenue

The Gross Operating Revenue in the 3rd quarter of 2013 was R$ 4,717,699, down 12.0% (R$ 645,140) on the same period of the previous year.

The main factors in this change were:

•       The decrease of 13.4% (R$ 530,038) in the supply of electric energy, due to decrease in the average tariffs charged (17.0%) as a result of Law 12,783 of 2013, with which ANEEL ratified the result of the extraordinary reviews (“RTE”) in 2013 for all the electric energy distributors, applied to consumption from January 24, 2013, and tariff reviews and adjustments, partially offset by the increase of 4.3% on operating revenue.

•       Decrease of 1.7% (R$ 9,713) in the energy supplied caused mainly by:

o    An increase of 7.9% (R$ 8,104) in sales to Furnas as a result of the tariff increase of 7.8% in relation to the effect of the IGP-M;

o    An increase of 9.7% (R$ 37,615) in Other concessionaires and licensees, basically due (i) subsidiary CPFL Renováveis (R$ 33,226) due to increased production by controlled Bio Pedra and Bio Energia, start of the energy sale contracts of the Atlânticas Complex,  acquisition of the Lacenas plant, start-up of Salto Góes, as well as the good performance of the windfarms, and (ii) increase of R$ 3,891 of the sale of 20 GWh by the controlled CPFL Geração through a bilateral agreement, partially offset by;

o    Decrease of R$ 55,433 in short-term energy sales in the Electric Energy Commercialization Chamber – CCEE as a result of (i) reduction in the amount of electric energy sold mainly by the subsidiaries CPFL Paulista, CPFL Piratininga and RGE, as well as adjustments in CCEE operations at preceding months, partially offset by (ii) an increase of 103 GWh sold by subsidiary CPFL Brasil in the CCEE.

•       A decrease of 39.8% (R$ 155,233) in revenue from construction of the concession infrastructure due to the decline in investments in the quarter, with no impact on the net profit or loss.

•       An increase of 11.2% (R$ 49,845) in other operating revenues, due mainly to accounting for the low income subsidy and discounts on tariffs reimbursed by funds from the CDE (R$ 146,118) and compensation of generators (R$ 21,442) by the distribution subsidiaries and sell of products and services (R$ 12,372), offset by the drop in revenue from the Tariff for the Use of the Distribution System - TUSD free consumers (R$ 130,556) largely due to the tariff reduction (RTE).

➢  Quantity of Energy Sold

The quantity of energy bill to final consumers in the 3rd quarter of 2013 increased by 4.3% in relation to the same period of the previous year. If the effect of migration of customers to the Free Market were to be excluded, the growth would be 6.6%.

The residential category, which accounts for 33.7% of the total, recorded growth of 7.6%. In spite of the deceleration in purchasing power as a result of a high food prices and the relatively smaller salary increases, income continued to perform well throughout the year. Furthermore, the labor market remains active, confirmed by historically low unemployment levels.

The commercial category, which accounts for 18.2% of the total, recorded an increase of 2.5%. If the effect of migration of customers to the Free Market were to be excluded, the growth would be 4.4%. In spite of the recent downturn in income, sales on the retail and furniture and household appliances markets continued to grow overall in the year, and substantiated the positive result for this category.

The industrial category, which represents 33.0% of the total, reported growth of 3.0%. If the effect of migration of customers to the Free Market were to be excluded, the growth would be 8.8%, influenced by the good performance of small and medium-sized industries located in the concession area of the distribution subsidiaries which recorded performance 4.8%  and that of the subsidiary CPFL Brasil with growth of 15.4%, where the positive result was due to the successful sales drive directed towards industrial customers in the free market. This contrasts, however with industrial performance in Brazil in general, which is still subject to the effects of the global economic downturn and the reduction in confidence.

➢  Tariffs

The supply tariffs decreased by an average of 17.0% in the 3rd quarter of 2013, largely due to the net effect of:

(i)  the average negative effects perceived by consumers as a result of the extraordinary tariff reviews in 2013, ratified by ANEEL: (i) -20.42% CPFL Paulista, (ii) -26.70% CPFL Piratininga, (iii) -22.81% RGE, (iv) -23.72% CPFL Santa Cruz, (v) -25,33% CPFL Jaguari, (vi) -24.38% CPFL Mococa, (vii) -26.42% CPFL Leste Paulista, and (viii) -23.83% CPFL Sul Paulista.

(ii) Increases in the distributors’ tariffs:

  RGE: 3.38% from June 2012;
  CPFL Piratininga: 5.50% from October 2012;
  CPFL Paulista: 6.18% from April 2013.

Deductions from Operating Revenue

Deductions from Operating Revenue in the 3rd quarter of 2013 amounted to R$ 1,115,584, down 27.4% (R$ 421,857) on the same quarter of 2012, largely due to:

•         A reduction of 16.7% (R$ 128,810) in ICMS, largely as a result of the drop of 14.8% in the supply billed.

•         A reduction of 8.1% (R$ 32,996) in PIS and COFINS, largely as a result of the reduction in the calculation base for these taxes (energy supplied, energy purchased and other income).

•         Decrease of 86.8% (R$ 257,848) in sector charges: R$ 20,804 in the Global Reversal Reserve, R$ 129,756 in the Fuel Consumption Account and R$ 107,288 in the Energy Development Account, as a result of changes in ANEEL regulations in Law 12783 of 2013.

Cost of Electric Energy

The cost of electric energy in the quarter totaled R$ 1,948,600, decrease of 4.9% (R$ 100,487) on the same period of the previous year, mainly due to:

•         An increase of 6.3% (R$ 105,829) in electric energy purchased for resale, due to:

o       An increase of 4.0% in the average price, reflecting the greater exposure and variation in the settlement price “PLD”, tariff adjustments and exchange rate variations in the purchase of Itaipu;

o       An increase of 2.2% in the quantity of energy purchased, as a result of the increase in sales;

o       reimbursement of costs by the CDE of R$ 225,763 for hydrological risk and overcontracting for the distribution subsidiaries.

•         A decrease of 54.2% (R$ 206,316) in transmission and distribution network usage charges, mainly due to: (i) a decrease of R$ 139,901 in the basic network charges due to the reduction in the tariffs of the transmission companies, and (ii) a reduction of R$ 44,638 in reserve energy charges, (iii) a reduction of R$ 12,321 in the System Service Charges, net of reimbursement of costs by the CDE, (iv) decrease of R$ 9.017 in connection charges.

A significant portion of these cost increases is not included in the distributors’ tariffs and will be passed on in the next tariff increase (see further comments about the impact of regulatory assets and liabilities at the end of the Comments on Performance).

Operating Costs and Expenses

Without taking into consideration the costs of infrastructure construction, Operating Costs and Expenses in the quarter amounted to R$ 658,877, down 12,9% (R$ 97,606) on the same period of the previous year. This was mainly due to:

•         Personnel: an increase of 10.9% (R$ 18,304), mainly in the subsidiary CPFL Renováveis (R$ 6,222) as a result of allocating of shared personnel, increase of personnel at subsidiary CPFL Serviços (R$ 4,206) and effects of the 2013 collective labor;

•         Employee Pension Plans: an increase of R$ 1,966 as a result of the actuarial report for 2013;

•         Outsourced Services: a reduction of 12.7% (R$ 16,601), mainly due to the reduction of (i) R$ 2,831 for the subsidiary CPFL Renováveis as a result of expenditure on consultancy, legal and audit services in 2012 in relation to company acquisition projects, (ii) R$ 5,352 in relation to consultancy services for technical reports on the distribution subsidiaries, (iii) R$ 2,220 recovery of default, (iv) R$ 1,918 services to facilitate participation in auctions, (v) R$ 1,964 services of suspension of energy supply/advice;

•         Depreciation and Amortization: an increase of 3.5% (R$ 6,782), mainly due to (i) A decrease of R$ 3,881 for the subsidiary CPFL Renováveis due to  the adequacy of the rates, in 2012 certain subsidiaries were using rates defined by  ANEEL or taxes rate and in 2013 the subsidiaries  are using the rate according to the period of authorization / grant, partially offset by the effect of the companies that started operations; (ii) decrease of R$ 2,889 in amortization of the intangible distribution infrastructure asset, mainly due to conclusion of the reconciliation and approval of the intangible assets base;

•         Other Expense: a decrease of 60,3% (R$ 92,869), primarily due to the decrease of (i) R$ 61.222 in allowance for doubtful accounts, partially offset by (ii) increase of R$ 50,226 gain on disposal and decommissioning and other losses on noncurrent assets.

Financial Income (Expense)

The Net Financial Expense in the quarter was R$ 241,661, compared with R$ 120,414 in the same quarter of 2012, an increase of R$ 121,247 in net expense. This variation is mainly due to:

•         Decrease of 18.4% (R$ 41,189) in financial income, mainly due to the adjustment in the estimated cash flow of the financial assets of concession (R$ 69,288), monetary and exchange restatement (R$ 11,595), decrease of R$ 9,085 in adjustment of the lawsuit registered in 2012, additional charges and late payment fines (R$ 6,207) and adjustment of escrow deposits (R$ 3,111), offset by the increase of R$ 59,074 in income from short-term cash investments;

•         An increase of 23.3% (R$ 80,058) in financial expense, mainly due to (i) an increase of R$ 92,160 in debt charges and monetary and exchange restatement as a result of the increased debt, partially offset by the reduction in the CDI and TJLP in the period, (ii) adjustment of R$ 16,544 in the estimated cash flow of the financial assets of concession, offset by (iii) decrease of R$ 20,102 in relation to payment in 2012 of interest and fine on the processes of incorporation of the “Universalização” plan networks, and (iv) increase of R$ 3,295 in the interest capitalized, basically in the subsidiary CPFL Renováveis.

Income from equity in subsidiaries

Changes in equity income relate to income from equity in subsidiaries, as shown below:

	3rd quarter 2013	3rd quarter 2012 restated
Epasa	670	4,262
Baesa	1,957	3,168
Campos Novos	16,172	20,459
Chapecoense	23,213	8,707
Amortization of value-added of assets	(929)	(324)
Total	41,083	36,272

Social Contribution and Income Tax

Taxes on income in the 3rd  quarter of 2013, were R$ 203,848up by 8.0% (R$ 15,120) in relation to the expense recorded in the same quarter of 2012, primarily due to the combined effects of (i) changes in consolidated income before Taxes; and (ii) variations for the subsidiary CPFL Renováveis, most of which are taxed under the presumed income system.

Net Income and EBITDA

As a result of the above factors, the profit for the quarter was R$ 354,945, R$ 1,513 less than the same period of 2012, when a profit of R$ 356,458 was recorded.

EBITDA (net income for the quarter, excluding the effects of depreciation, amortization, financial income (expense), social contribution and income tax) for the 3nd quarter of 2013 was R$ 1,064,635, or 13.6% (R$ 127,163) higher than EBITDA in the same quarter of 2012.

Regulatory Assets and Liabilities

Regulatory Assets and Liabilities are not accounted for, in accordance with the pronouncements issued by the Accounting Pronouncements Committee (CPC) and International Financial Reporting Standards (IFRS). If they were recorded, there would be a negative impact on EBITDA of R$ 135 million in the 3nd quarter of 2013 (positive impact of R$ 85 million in the same quarter of 2012) and R$ 83 million on Net Income (positive impact of R$ 58 million in the same quarter of 2012). The amounts relating to the deferral of regulatory assets and liabilities will be passed on to the tariffs in the next tariff readjustment, through the financial components. The amounts relating to amortization of these are reflected in the tariffs of each period.

COMMENTS ON THE PERFORMANCE OF SUBSIDIARIES/ASSOCIATES

Subsidiary/Associate: Companhia Paulista de Força e Luz - CPFL

The subsidiary Companhia Paulista de Força e Luz - CPFL is a publicly quoted corporation, and its individual comments on performance are provided in its Interim Financial Statements - ITR, at September 30, 2013, filed with the CVM – Comissão de Valores Mobiliários.

Subsidiary/Associate: CPFL Geração de Energia S.A.

The subsidiary CPFL Geração de Energia S/A is a publicly quoted corporation, and its individual and consolidated comments on performance are provided in its Interim Financial Statements - ITR, at September 30, 2013, filed with the CVM – Comissão de Valores Mobiliários.

Subsidiary/Associate: Companhia Piratininga de Força e Luz

The subsidiary Companhia Piratininga de Força e Luz is a publicly quoted corporation, and its comments on performance are provided in its Interim Financial Statements - ITR, at September 30, 2013, filed with the CVM – Comissão de Valores Mobiliários.

Subsidiary/Associate: Rio Grande Energia S.A.

The subsidiary Rio Grande Energia S/A is a publicly quoted corporation, and its individual and consolidated comments on performance are provided in its Interim Financial Statements - ITR, at September 30, 2013, filed with the CVM – Comissão de Valores Mobiliários.

Subsidiary/Associate: CPFL Commercialization Brasil S.A.

	Consolidated
	3rd quarter			Nine months
	2013	2012	%	2013	2012	%
Operating revenues	456,453	577,870	-21.0%	1,618,610	1,464,861	10.5%
Electricity sales to final consumers (*)	235,582	231,832	1.6%	683,061	609,171	12.1%
Electricity sales to wholesaler´s	220,531	345,332	-36.1%	934,212	826,815	13.0%
Other operating revenues (*)	340	706	-51.8%	1,337	28,875	-95.4%
Deductions from operating revenues	(55,455)	(67,446)	-17.8%	(188,424)	(175,157)	7.6%
Net operating revenue	400,998	510,424	-21.4%	1,430,186	1,289,704	10.9%
Cost of eletric energy	(380,476)	(433,756)	-12.3%	(1,374,864)	(1,085,193)	26.7%
Electricity purchased for resale	(377,876)	(433,756)	-12.9%	(1,371,426)	(1,085,193)	26.4%
Electricity network usage charges	(2,600)	-	0.0%	(3,438)	-	0.0%
Operating cost/expense	(9,812)	(10,757)	-8.8%	(29,774)	(31,862)	-6.6%
Personnel	(5,709)	(4,849)	17.7%	(16,234)	(13,555)	19.8%
Materials	(53)	(331)	-83.9%	(183)	(783)	-76.7%
Outside services	(1,887)	(2,889)	-34.7%	(6,160)	(9,842)	-37.4%
Depreciation and amortization	(896)	(1,000)	-10.4%	(2,845)	(2,211)	28.7%
Other	(1,268)	(1,688)	-24.9%	(4,353)	(5,471)	-20.4%
Income from electric energy service	10,710	65,912	-83.8%	25,548	172,650	-85.2%
Financial income (expense)	422	(17,104)	-102.5%	5,347	(72,015)	-107.4%
Income	6,271	14,056	-55.4%	21,265	31,089	-31.6%
Expense	(5,849)	(31,160)	-81.2%	(15,919)	(103,104)	-84.6%
Equity in subsidiaries	-	1,852	-100.0%	-	4,389	-100.0%
Income before taxes	11,131	50,660	-78.0%	30,895	105,024	-70.6%
Social contribution	(1,051)	(4,468)	-76.5%	(2,899)	(9,230)	-68.6%
Income tax	(2,928)	(12,353)	-76.3%	(8,198)	(25,433)	-67.8%
Net income / (loss)	7,153	33,839	-78.9%	19,798	70,361	-71.9%

Net income attributable to the shareholders of the company	7,153	33,839	-78.9%	19,798	70,361	-71.9%

EBITDA	11,606	68,764	-83.1%	28,393	179,250	-84.2%

(*) The reclassification of revenue from network usage charge - TUSD was not taken into acount in presentation of the comments on consolidated perfomance

Net income for the period and EBITDA reconciliation
Net income for the period	7,153	33,839		19,798	70,361
Depreciation and amortization	896	1,000		2,845	2,211
Financial income (expense)	(422)	17,104		(5,347)	72,015
Social Contribution	1,051	4,468		2,899	9,230
Income tax	2,928	12,353		8,198	25,433
EBITDA	11,606	68,764		28,393	179,250

Gross Revenue

Gross Revenue in 3rd quarter of 2013 was R$ 456,453, down R$ 121,417 (21.0%) in relation to the same quarter of 2012. This decrease is explained by:

•         Energy Purchased: a decrease of R$ 124,801 due to a reduction of 994 GWh (R$ 125,749) in the quantity sold, partially offset by;

•         Energy Supply: an increase of R$ 3,750, due to the increase of 182 GWh (R$ 30,908), in the quantity sold, and a reduction of 10,3% (R$ 27,158) in the average selling price.

Cost of Electric Energy

The cost of electric energy in 3rd quarter of 2013 was R$ 380,476, down R$ 53,280 (12.3%) on the same quarter of 2012. This decrease is primarily due to reduction of 812 GWh (R$ 87,908) in the amount purchased, with increase of 9,3% (R$ 32,149) in the average purchase price, as well as recognition in 2013 of the system service charges  - ESS in relation to the output of R$ 2,863 of the thermoelectric plants.

Operating Expense

Operating expense was R$ 9,812, down R$ 945 (8.8%) when compared with the same quarter of 2012, primarily due to down of R$ 795 in outsourced service with consulting.

Financial income (expense)

Net financial income of R$ 422 was recorded in 3rd quarter of 2013, up R$ 17,526 (102.5%) on the same quarter of 2012, mainly by (i) decrease of interest of R$ 24,682 on debt charges of debentures due to the transfer of part of this debt to CPFL Geração; (ii) R$1,998 revenue increase of mutual contract; in spite of (iii) decrease of R$ 5,713 with leasing contracts due to the transfers of this operations to CPFL Serviços in October 2012.

Net Income for the period and EBITDA

A net income of R$ 7,153 was recorded in 3rd quarter of 2013, decrease of R$ 26,686 (78,9%) when compared with the same quarter of 2012.

EBITDA (net Income before financial income (expense), income tax and social contribution, depreciation and amortization) of R$ 11,606 was recorded for 3rd quarter of 2013, 83,1% less than the EBITDA of R$ 68,764 recorded in the same quarter of 2012.

CPFL ENERGIA S.A.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

AT SEPTEMBER 30, 2013

(Amounts stated in thousands of Brazilian reais, except where otherwise indicated)

CPFL Energia S.A.
Balance sheets as of September 30, 2013 and December 31, 2012
(In thousands of Brazilian reais – R$)
	Parent company		Consolidated
ASSETS	September 30, 2013	December 31, 2012 restated	September 30, 2013	December 31, 2012 restated

Current assets
Cash and cash equivalents (note 5)	1,617,758	141,835	5,405,508	2,435,034
Consumers, concessionaires and licensees (note 6)	-	-	1,973,948	2,205,024
Dividends and interest on shareholders´ equity (note 11)	697,702	401,473	31,701	55,033
Financial investments	-	3,939	24,618	6,100
Recoverable taxes (note 7)	23,621	25,311	282,832	250,987
Derivatives (note 32)	39	540	422	870
Materials and supplies	-	-	22,520	36,826
Leases	-	-	10,509	9,740
Financial asset of concession (note 9)	-	-	-	34,444
Other credits (note 10)	2,871	1,813	751,542	510,880
Total current assets	2,341,990	574,911	8,503,599	5,544,938

Noncurrent assets
Consumers, concessionaires and licensees (note 6)	-	-	139,927	161,658
Due from related parties	2,073	-	86,872	-
Escrow deposits (note 20)	89	12,579	1,068,320	1,125,339
Recoverable taxes (note 7)	-	-	179,321	206,653
Derivatives (note 32)	10	71	351,156	486,438
Deferred taxes credits (note 8)	171,191	177,411	1,169,907	1,257,787
Advance for future capital increase	9,397	55	-	-
Leases	-	-	35,979	31,703
Financial asset of concession (note 9)	-	-	2,641,748	2,342,796
Investment at cost	-	-	116,654	116,654
Other credits (note 10)	14,173	13,365	313,559	343,814
Investment (note 11)	6,133,064	5,988,616	1,053,255	1,022,126
Property, plant and equipment (note 12)	1,004	687	7,646,624	7,104,060
Intangible assets (note 13)	41	74	8,820,227	9,180,312
Total non current assets	6,331,043	6,192,858	23,623,550	23,379,341

Total assets	8,673,033	6,767,769	32,127,149	28,924,279

The accompanying notes are an integral part of these financial statements.

CPFL Energia S.A.
Balance sheets as of September 30, 2013 and December 31, 2012
(In thousands of Brazilian reais – R$)
	Parent company		Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	September 30, 2013	December 31, 2012 restated	September 30, 2013	December 31, 2012 restated

Current liabilities
Suppliers (note 14)	546	1,283	1,572,526	1,689,137
Accrued interest on loans and financing (note 15)	-	-	133,739	138,293
Accrued interest on debentures (note 16)	39,827	7,082	216,656	94,825
Loans and financing (note 15)	-	-	1,920,313	1,419,034
Debentures (note 16)	150,000	150,000	311,107	310,149
Prepaid post-employment benefit obligation (note 17)	-	-	53,804	51,675
Regulatory charges (note 18)	-	-	33,329	110,776
Taxes and social contributions payable (note 19)	262	453	316,795	430,472
Dividends and interest on equity	379,509	16,856	382,121	26,542
Accrued liabilities	27	29	99,900	71,725
Derivatives (note 32)	-	-	-	109
Use of public utilities (note 21)	-	-	3,612	3,443
Other accounts payable (note 22)	21,627	19,457	702,648	623,267
Total current liabilities	591,798	195,159	5,746,552	4,969,447

Noncurrent liabilities
Suppliers (note 14)	-	-	-	4,467
Accrued interest on loans and financing (note 15)	-	-	31,993	62,271
Accrued interest on debentures (note 16)	-		28,736	-
Loans and financing (note 15)	-	-	7,346,481	7,658,196
Debentures (note 16)	1,287,543	150,000	8,282,484	5,790,263
Prepaid post-employment benefit obligation (note 17)	-	-	321,474	831,184
Deferred taxes debits (note 8)	-	-	1,128,575	1,155,733
Reserve for tax, civil and labor risks (note 20)	215	12,524	498,888	349,094
Derivatives (note 32)	-	-	1,407	336
Use of public utilities (note 21)	-	-	77,677	76,371
Other accounts payable (note 22)	30,003	29,358	143,714	135,788
Total noncurrent liabilities	1,317,762	191,882	17,861,429	16,063,703

Shareholdes' equity (note 23)
Capital	4,793,424	4,793,424	4,793,424	4,793,424
Capital reserves	288,412	228,322	288,412	228,322
Legal reserves	556,481	556,481	556,481	556,481
Earnings retained for investment	-	326,899	-	326,899
Statutory reserve - financial asset of concession	248,440	-	248,440	-
Dividend	-	455,906	-	455,906
Other comprehensive income	504,268	19,695	504,268	19,695
Retained earnings	372,451	-	372,449	-
	6,763,473	6,380,728	6,763,473	6,380,728
Net equity attributable to noncontrolling shareholders	-	-	1,755,694	1,510,401
Total shareholders' equity	6,763,473	6,380,728	8,519,168	7,891,129

Total liabilities and shareholders' equity	8,673,033	6,767,769	32,127,149	28,924,279

The accompanying notes are an integral part of these financial statements.

CPFL Energia S.A.
Statement of income for the periods ended on September 30, 2013 and 2012
(in thousands of Brazilian Reais, except for earnings per share)
	Parent company				Consolidated
	2013		2012 restated		2013		2012 restated
	3rd quarter	Nine months	3rd quarter	Nine months	3rd quarter	Nine months	3rd quarter	Nine months

Net operating revenue (note 25)	31	81	1	23	3,602,115	10,915,884	3,825,397	10,720,747
Cost of electric energy services
Cost of electric energy services (note 26)	-	-	-	-	(1,948,600)	(6,002,363)	(2,049,087)	(5,843,360)
Operating cost (note 27)	-	-	-	-	(364,785)	(1,103,040)	(362,962)	(978,691)
Services rendered to third parties (note 27)	-	-	-	-	(236,057)	(755,668)	(391,338)	(984,734)

Gross operating income	31	81	1	23	1,052,672	3,054,812	1,022,010	2,913,962
Operating expenses (note 27)
Sales expenses	-	-	-	-	(91,304)	(299,034)	(151,358)	(343,599)
General and administrative expenses	(5,915)	(16,775)	(6,189)	(18,016)	(151,680)	(753,189)	(138,661)	(416,106)
Other operating expense	-	-	(6)	(36)	(50,317)	(232,122)	(102,663)	(251,630)

Income from electric energy service	(5,884)	(16,694)	(6,194)	(18,030)	759,371	1,770,468	629,328	1,902,627

Interest in subsidiaries (note 11)	356,037	679,120	356,663	1,046,796	41,083	74,736	36,272	93,312
Financial income (expense) (note 28)
Income	34,906	37,729	4,753	20,229	182,558	428,682	223,747	521,963
Expense	(35,350)	(48,755)	(9,126)	(31,060)	(424,219)	(1,229,028)	(344,161)	(961,779)
	(444)	(11,026)	(4,372)	(10,831)	(241,661)	(800,345)	(120,414)	(439,816)
Income before taxes	349,709	651,400	346,097	1,017,935	558,793	1,044,858	545,186	1,556,123
Social contribution (note 8)	1,048	(2,542)	1,046	(5,908)	(55,656)	(113,079)	(51,377)	(145,908)
Income tax (note 8)	1,055	(12,370)	1,651	(21,348)	(148,192)	(305,600)	(137,351)	(395,286)
	2,104	(14,912)	2,697	(27,257)	(203,848)	(418,679)	(188,728)	(541,194)

Net income	351,813	636,489	348,794	990,678	354,945	626,180	356,458	1,014,929

Net income/(loss) attributable to controlling shareholders					351,813	636,489	348,794	990,678
Net income/(loss) attributable to noncontrolling shareholders					3,132	(10,309)	7,664	24,252
Net income/(loss) per share - Basic (note 24) - R$	0.37	0.66	0.36	1.03	0.37	0.66	0.36	1.03
Net income/(loss) per share - Diluted (note 24) - R$	0.36	0.65	0.36	1.02	0.37	0.66	0.36	1.02

The accompanying notes are an integral part of these financial statements.

CPFL Energia S.A.
Statement of comprehensive income for the periods ended on September 30, 2103 and 2012
(In thousands of Brazilian reais – R$)

	Parent company
	2013		2012 restated
	3rd quarter	Nine months	3rd quarter	Nine months

Net income	351,813	636,489	348,794	990,678

Equity on comprehensive income of subsidiaries	-	502,927	-	-

Comprehensive income	351,813	1,139,416	348,794	990,678

	Consolidated
	2013		2012 restated
	3rd quarter	Nine months	3rd quarter	Nine months
Net income	354,945	626,180	356,458	1,014,929

Other comprehensive income:
- Actuarial gain	-	502,927	-	-

Comprehensive income	354,945	1,129,107	356,458	1,014,929
Comprehensive income attributable to controlling shareholders	351,813	1,139,416	348,794	990,678
Comprehensive income attributable to non controlling shareholders	3,132	(10,309)	7,664	24,252

The accompanying notes are an integral part of these financial statements.

CPFL Energia S.A.
Statement of changes in shareholders' equity for the nine months ended on September 30, 2013
( In thousands of Brazilian reais – R$ )

											Noncontrolling shareholders' interest
			Profit reserve				Other comprehensive income
	Capital	Capital reserve	Legal reserve	Earnings retained for investment	Statutory reserve - financial asset of concession	Dividend	Deemed cost	Prepaid post-employment benefit	Retained earnings (losses)	Total	Other comprehensive income	Other equity	Total Shareholders' equity

Balance as of December 31, 2012 restated	4,793,424	228,322	556,481	326,899	-	455,906	535,627	(515,932)	-	6,380,728	19,741	1,490,660	7,891,129

Total comprehensive income													-
Net income	-	-	-	-	-	-	-	-	636,489	636,489	-	(10,309)	626,181
Other comprehensive income - actuarial gain	-	-	-	-	-	-	-	502,927	-	502,927	-	-	502,927
										-
Internal changes of shareholders' equity										-
Realization of deemed cost of fixed assets	-	-	-	-	-	-	(27,813)	-	27,813	-	(175)	175	-
Tax on deemed cost realization	-	-	-	-	-	-	9,456	-	(9,456)	-	59	(59)	-
Transfer to statutory reserve	-	-	-	(326,899)	326,899	-	-	-	-	-	-	-	-
Statutory reserve in the period	-	-	-	-	(78,460)	-	-	-	78,460	-	-	-	-
Other changes of noncontrolling shareholders	-	-	-	-	-	-	-	-	-	-	-	(37)	(37)
										-			-
Capital transactions with the shareholders										-			-
Prescribed dividend	-	-	-	-	-	-	-	-	2,192	2,192	-	-	2,192
Interim dividend	-	-	-	-	-	-	-	-	(363,049)	(363,049)	-	(2,301)	(365,349)
Additional dividend aproved	-	-	-	-	-	(455,906)	-	-	-	(455,906)	-	(11,799)	(467,705)
IPO CPFL Renováveis	-	60,089	-	-	-	-	-	-	-	60,089	-	269,739	329,830
													-
Balance as of September 30, 2013	4,793,424	288,412	556,481	-	248,440	-	517,271	(13,005)	372,451	6,763,473	19,626	1,736,069	8,519,168

CPFL Energia S.A.
Statement of changes in shareholders' equity for the nine months ended on September 30, 2012
( In thousands of Brazilian reais – R$ )
			Profit reserve		Other comprehensive income				Noncontrolling shareholders' interest
	Capital	Capital reserve	Legal reserve	Dividend	Deemed cost	Prepaid post-employment benefit	Retained earnings (losses)	Total	Other comprehensive income	Other equity	Total Shareholders' equity

Balance as of January 1, 2012 restated	4,793,424	229,956	495,185	758,470	563,005	109,373	227,118	7,176,530	20,679	1,464,673	8,661,883

Total comprehensive income
Net income restated	-	-	-	-	-	-	990,678	990,678	-	24,252	1,014,930
Gain (loss) on financial instruments	-	-	-	-	-	-	(34)	(34)	-	-	(34)
Tax on financial instruments	-	-	-	-	-	-	11	11	-	-	11

Internal changes of shareholders' equity
Realization of deemed cost of fixed assets	-	-	-	-	(31,417)	-	31,417	-	(1,108)	1,108	-
Tax on deemed cost realization	-	-	-	-	10,682	-	(10,682)	-	377	(377)	-
Other changes of noncontrolling shareholders'	-	-	-	-	-	-	-	-	-	274	274

Capital transactions with the shareholders
Prescribed dividend	-	-	-	-	-	-	2,020	2,020	-	-	2,020
Interim dividend	-	-	-	640,239	-	-	(640,239)	-	-	-	-
Additional dividend aproved	-	-	-	(1,398,709)	-	-	-	(1,398,709)	-	(8,201)	(1,406,910)
Capital increase by noncontrolling shareholders	-	-	-	-	-	-	-	-	-	3,558	3,558
Business combination - CPFL Renováveis	-	(3,005)	-	-	-	-	-	(3,005)	-	4,480	1,475

Balance as of September 30, 2012 restated	4,793,424	226,951	495,185	-	542,270	109,373	600,289	6,767,492	19,948	1,489,767	8,277,207

The accompanying notes are an integral part of these financial statements.

CPFL Energia S/A
Statement of cash flow for the periods ended on September 30, 2013 and 2012
In thousands of Brazilian reais – R$

	Parent company		Consolidated
	September 30, 2013	September 30, 2012 restated	September 30, 2013	September 30, 2012 restated

OPERATING CASH FLOW
Income for the period, before income tax and social contribution	651,400	1,017,935	1,044,858	1,556,123
ADJUSTMENT TO RECONCILE INCOME TO CASH PROVIDED BY OPERATING ACTIVITIES
Depreciation and amortization	53	47	789,091	712,517
Provision for tax, civil, labor and environmental risks	208	-	250,804	30,814
Allowance for doubtful accounts	-	-	64,603	118,399
Interest and monetary adjustment	58,739	25,416	1,031,257	695,103
Post-employment benefit expense	-	-	51,363	25,002
Equity in subsidiaries	(679,120)	(1,046,796)	(74,736)	(93,312)
Losses on the write-off of noncurrent assets	-	-	31,503	11,871
Deferred taxes (PIS and COFINS)	-	-	33,463	(33,659)
Other	-	-	6,040	(397)
	31,280	(3,398)	3,228,246	3,022,461
DECREASE (INCREASE) IN OPERATING ASSETS
Consumers, concessionaires and licensees	-	-	189,782	(252,843)
Dividend and interest on equity received	792,146	1,196,348	66,940	63,028
Recoverable taxes	16,263	23,434	19,340	34,725
Lease	-	-	2,757	(919)
Escrow deposits	(26)	(14)	73,744	(67,732)
Resources provided by the Energy Development Account - CDE	-	-	(247,951)	-
Other operating assets	(1,866)	3,110	(51,084)	(52,075)

INCREASE (DECREASE) IN OPERATING LIABILITIES
Suppliers	(736)	(628)	(121,078)	167,269
Other taxes and social contributions	(245)	320	(92,852)	(96,308)
Other liabilities with employee pension plans	-	-	(62,717)	(46,053)
Regulatory charges	-	-	(77,446)	(18,958)
Reserve for tax, civil and labor risks paid	(12,517)	-	(105,393)	(23,697)
Advance Eletrobrás - Resources provided by the CDE	-	-	98,090	-
Other operating liabilities	2,814	(1,035)	13,677	(32,042)
CASH FLOWS PROVIDED BY OPERATIONS	827,113	1,218,137	2,934,055	2,696,856
Interests paid	(14,502)	(45,080)	(710,258)	(560,590)
Income tax and social contribution paid	(12,174)	(21,379)	(426,408)	(572,007)
NET CASH FROM OPERATING ACTIVITIES	800,437	1,151,678	1,797,389	1,564,260

INVESTING ACTIVITIES
Acquisition of subsidiaries net of cash acquired	-	(10,000)	-	(823,225)
Capital increase in investments	(1,553)	(9,006)	-	-
Increase in property, plant and equipment	(337)	(411)	(728,402)	(870,435)
Financial investments, pledges, funds and tied deposits	4,710	36,209	51,417	4,979
Lease	-	-	(7,802)	(6,575)
Additions to intangible assets	-	-	(632,184)	(1,055,963)
Sale of non-financial asset	-	-	43,511	-
Intercompany loans with subsidiaries and associated companies	(9,342)	(20)	-
Other	(1,489)	2,799	(83,983)	-

NET CASH FLOW USED IN INVESTING ACTIVITIES	(8,011)	19,571	(1,357,443)	(2,751,220)

FINANCING ACTIVITIES
IPO CPFL Renováveis	-	-	329,828	-
Loans, financing and debentures obtained	1,287,180	-	5,518,422	3,529,541
Payments of loans, financing and debentures, net of derivatives	(149,575)	(150,000)	(2,842,441)	(986,259)
Payments of dividend and interest on shareholders’ equity	(454,108)	(1,393,384)	(475,281)	(1,413,871)
NET CASH FLOW PROVIDED BY (USED IN) FINANCING ACTIVITIES	683,497	(1,543,384)	2,530,528	1,129,411
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	1,475,923	(372,135)	2,970,474	(57,548)
OPENING BALANCE OF CASH AND CASH EQUIVALENTS	141,835	549,189	2,435,034	2,663,425
CLOSING BALANCE OF CASH AND CASH EQUIVALENTS	1,617,758	177,054	5,405,508	2,605,876

The accompanying notes are an integral part of these financial statements.

CPFL Energia S.A.
Added value statements of income for the nine months ended on September 30, 2013 and 2012
(in thousands of Brazilian Reais)

	Parent company		Consolidated
	Nine months 2013	Nine months 2012 restated	Nine months 2013	Nine months 2012 restated
1. Revenues	90	25	15,176,081	16,231,742
1.1 Operating revenues	90	25	13,707,890	14,445,929
1.2 Revenues related to the construction of own assets	-	-	779,702	922,663
1.3 Revenue from infrastructure construction	-	-	753,092	981,550
1.4 Allowance of doubtful accounts	-	-	(64,603)	(118,399)

2. (-) Inputs	(5,673)	(8,644)	(9,101,896)	(9,015,675)
2.1 Electricity purchased for resale	-	-	(6,683,136)	(6,490,380)
2.2 Material	(318)	(325)	(470,067)	(660,160)
2.3 Outsourced Services	(3,087)	(4,824)	(672,648)	(742,290)
2.4 Other	(2,268)	(3,494)	(1,276,044)	(1,122,846)

3. Gross added value (1 + 2)	(5,583)	(8,619)	6,074,185	7,216,067

4. Retentions	(53)	(47)	(790,471)	(712,600)
4.1 Depreciation and amortization	(53)	(47)	(567,526)	(503,482)
4.2 Amortization of intangible assets	-	-	(222,945)	(209,118)

5. Net added value generated (3 + 4)	(5,637)	(8,665)	5,283,714	6,503,467

6. Added value received in transfer	723,561	1,076,956	510,131	625,188
6.1 Financial Income	44,441	30,160	435,395	531,876
6.2 Equity in Subsidiaries	679,120	1,046,796	74,736	93,312

7. Added value to be distributed (5 + 6)	717,924	1,068,291	5,793,846	7,128,655

8. Distribution of added value
8.1 Personnel and Charges	8,803	7,963	572,151	494,799
8.1.1 Direct Remuneration	5,983	4,365	345,473	314,245
8.1.2 Benefits	2,021	3,219	198,640	152,944
8.1.3 Government severance indemnity fund for employees - F.G.T.S.	799	379	28,039	27,611
8.2 Taxes, Fees and Contributions	23,805	38,799	3,335,052	4,632,383
8.2.1 Federal	23,784	38,795	1,223,440	2,282,584
8.2.2 Estate	20	4	2,102,419	2,340,004
8.2.3 Municipal	-	-	9,193	9,795
8.3 Interest and Rentals	48,828	30,851	1,260,463	986,543
8.3.1 Interest	48,733	30,761	1,231,864	964,398
8.3.2 Rental	95	90	28,598	22,147
8.4 Interest on capital	636,489	990,678	626,180	1,014,929
8.4.1 Dividends (inclunding additional proposed)	363,049	640,239	363,049	640,239
8.4.2 Retained Earnings	273,440	350,439	263,131	374,690
	717,924	1,068,291	5,793,846	7,128,655

The accompanying notes are an integral part of these financial statements.

(1)   OPERATIONS

CPFL Energia S.A. (“CPFL Energia” or “Company”) is a publicly quoted corporation incorporated for the principal purpose of acting as a holding company, participating in the capital of other companies primarily dedicated to electric energy distribution, generation and sales activities in Brazil.

The Company’s headquarters are located at Rua Gomes de Carvalho, 1510 - 14º floor - Room 142 - Vila Olímpia - São Paulo - SP - Brasil.

The Company has direct and indirect interests in the following operational subsidiaries (information on the concession area, number of consumers, energy production capacity and associated data not reviewed by the independent auditors):

Energy distribution	Company Type	Equity Interest	Consolidation criteria	Location (State)	Number of municipalities	Approximate number of consumers (in thousands)	Concession term	End of the concession

Companhia Paulista de Força e Luz ("CPFL Paulista")	Publicly-quoted corporation	Direct 100%	Full	Interior of São Paulo	234	3,972	30 years	November 2027
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Publicly-quoted corporation	Direct 100%	Full	Interior of São Paulo	27	1,560	30 years	October 2028
Rio Grande Energia S.A. ("RGE")	Publicly-quoted corporation	Direct 100%	Full	Interior of Rio Grande do Sul	255	1,388	30 years	November 2027
Companhia Luz e Força Santa Cruz ("CPFL Santa Cruz")	Private corporation	Direct 100%	Full	Interior of São Paulo and Paraná	27	195	16 years	July 2015
Companhia Leste Paulista de Energia ("CPFL Leste Paulista")	Private corporation	Direct 100%	Full	Interior of São Paulo	7	54	16 years	July 2015
Companhia Jaguari de Energia ("CPFL Jaguari")	Private corporation	Direct 100%	Full	Interior of São Paulo	2	36	16 years	July 2015
Companhia Sul Paulista de Energia ("CPFL Sul Paulista")	Private corporation	Direct 100%	Full	Interior of São Paulo	5	79	16 years	July 2015
Companhia Luz e Força de Mococa ("CPFL Mococa")	Private corporation	Direct 100%	Full	Interior of São Paulo and Minas Gerais	4	44	16 years	July 2015

Installed power
Energy generation (conventional and renewable sources)	Company Type	Equity Interest	Consolidation criteria	Location (State)	Number of plants / type of energy	Total	CPFL participation

CPFL Geração de Energia S.A. ("CPFL Geração")	Publicly-quoted corporation	Direct 100%	Full	São Paulo, Goiás and Minas Gerais	1 Hydroelectric, 2 SHPs (*) e 1 Thermal	695 MW	695 MW
CERAN - Companhia Energética Rio das Antas ("CERAN")	Private corporation	Indirect 65%	Full	Rio Grande do Sul	3 Hydroelectric	360 MW	234 MW
Foz do Chapecó Energia S.A. ("Foz do Chapecó")	Private corporation	Indirect 51%	(d)	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	855 MW	436 MW
Campos Novos Energia S.A. ("ENERCAN")	Private corporation	Indirect 48,72%	(d)	Santa Catarina	1 Hydroelectric	880 MW	429 MW
BAESA - Energética Barra Grande S.A. ("BAESA")	Publicly-quoted corporation	Indirect 25,01%	(d)	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	690 MW	173 MW
Centrais Elétricas da Paraíba S.A. ("EPASA")	Private corporation	Indirect 52.75%	(d)	Paraíba	2 Thermals	342 MW	180 MW
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Private corporation	Indirect 59,93% (b)	Full	Tocantins	1 Hydroelectric	903 MW	63 MW
CPFL Energias Renováveis S.A. ("CPFL Renováveis")	Publicly-quoted corporation	Indirect 58.84%	Full	(c)	(c)	(c)	(c)
CPFL Centrais Geradoras Ltda ("CPFL Centrais Geradoras")	Limited company	Direct 100%	Full	São Paulo	9 SHPs	24 MW	24 MW

Commercialization of energy	Company Type	Core activity	Equity Interest	Consolidation criteria
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Private corporation	Energy commercialization	Direct 100%	Full
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Limited company	Commercialization and provision of energy services	Indirect 100%	Full
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Private corporation	Energy commercialization	Indirect 100%	Full
CPFL Planalto Ltda. ("CPFL Planalto")	Limited company	Energy commercialization	Direct 100%	Full

Services	Company Type	Core activity	Equity Interest	Consolidation criteria
CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Private corporation	Manufacturing, commercialization, rental and maintenance of electro-mechanical equipment and service provision	Direct 100%	Full
NECT Serviços Administrativos Ltda ("Nect")	Limited company	Provision of administrative services	Direct 100%	Full
CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Limited company	Provision of telephone answering services	Direct 100%	Full
CPFL Total Serviços Administrativos Ltda. ("CPFL Total")	Limited company	Billing and collection services	Direct 100%	Full
CPFL Telecom S.A ("CPFL Telecom")	Private corporation	Telecommunication services	Direct 100%	Full
CPFL Transmissão Piracicaba S.A ("CPFL Transmissão") (e)	Private corporation	Energy transmission	Direct 100%	Full

Other	Company Type	Core activity	Equity Interest	Consolidation criteria
CPFL Jaguariúna Participações Ltda ("CPFL Jaguariuna")	Limited company	Venture capital company	Direct 100%	Full
CPFL Jaguari de Geração de Energia Ltda ("Jaguari Geração")	Limited company	Venture capital company	Direct 100%	Full
Chapecoense Geração S.A. ("Chapecoense")	Private corporation	Venture capital company	Indirect 51%	(d)
Sul Geradora Participações S.A. ("Sul Geradora")	Private corporation	Venture capital company	Indirect 99.95%	Full

(a)   SHP – Small Hydropower Plant

(b)   Paulista Lajeado has a 7% participation in the installed power of Investco S.A.(5.93% interest in its capital).

(c)   CPFL Renováveis has operations in São Paulo, Minas Gerais, Mato Grosso, Santa Catarina, Ceará, Rio Grande do Norte, Paraná and Rio Grande do Sul states and its main activities are: (i) holding investments in renewable generation sources; (ii) identification, development, and exploration of generation potential sources; and (iii) commercialization of electric energy. At Setember 30, 2013, CPFL Renováveis had a portfolio of 2,355MW of installed capacity (1,229 operational), as follows:

  Hydropower generation: 40 SHP’s (420 MW) being 35 SHP’s operational (327MW) and 5 SHP’s under preparation (93MW);
  Wind power generation: 52 projects (1,564 MW) being 16 projects operational (581 MW) and 36 projects under construction/preparation (983 MW);
  Biomass power generation: 8 plants (370 MW) being 7 plants operations (320 MW) e 1 plant under construction (50 MW).
  Solar energy generation: 1 solar plant operational (1 MW)

(d)   Due to changes in the accounting standards  IFRS 11/CPC 19 (R2), as disclosed in Note 2.9, the companies Chapecoense, Enercan, Baesa e Epasa are treated as joint arrangements and as from January 1, 2013 (and for comparative purpose for the balances of 2012) are no longer proportionally consolidated in the Company’s financial statements.  Their assets, liabilities and results are accounted for using the equity method of accounting.

(e)   CPFL Transmissão

The owned indirect subsidiary CPFL Transmissão, a private corporation, was set up in 2012 by CPFL Geração to operate the concession awarded in ANEEL Concession Auction 007/2012, which provides for the construction and operation of a 440 KV substation in the town of Piracicaba, in São Paulo State, as well as a transmission line of approximately 6.5 km.  The line and acquisition of the equipment required for modifications, substitution and adjustments at the line inputs of the Araraquara and Santa Bárbara D'Oeste substations are to be transferred free of charge to the transmission concessionaire that owns the divided line.

(f)    CPFL Centrais Geradoras

On August 29, 2013, was approved at Partners Meeting of CPFL Centrais Geradoras the incorporation of the net assets spinned-off:

•         Small hydropower plants (“SHPs”) Rio do Peixe I and Rio do Peixe II and Hydroelectric generation plant (HGP) Santa Alice: previously held by the distributor CPFL Leste Paulista;

•         SHP Macaco Branco, previously held by the distributor CPFL Jaguari;

•         HGPs Lavrinha, São José and Turvinho, previously held by CPFL Sul Paulista;

•         HGPs Pinheirinho and São Sebastião previously held by CPFL Mococa.

The objective of the corporate restructuring was to comply with Decree 7,805/12 an Law 12,783/2013 in relation to deverticalization of generators included in electric energy distributors. This transaction was also approved at the Annual General Meeting  of the distributors on August 29, 2013, Note 11.3.

(2)   PRESENTATION OF THE INTERIM FINANCIAL STATEMENTS

2.1 Basis of preparation

The individual (Parent Company) interim financial statements prepared in accordance with generally accepted accounting principles in Brazil, based on the guidelines provided by the Brazilian Committee on Accounting Pronouncements (Comitê de Pronunciamentos Contábeis - CPC) in particular, CPC 21(R1) – Interim Financial Statements and diverge from of the Separate Financial Statements which, under International Financial Reporting Standards – IFRS,  must account for  investments  in subsidiaries, associates, and joint ventures at cost or fair value.

The consolidated financial statements were prepared in accordance with the Accounting Policies Adopted in Brazil and with the IFRS, issued by the International Accounting Standard Board – IASB were prepared and are presented in accordance with CPC 21(R1) and IAS 34.

The Company also follows the guidelines of the Accounting Manual of the Brazilian Electricity Sector and the standards laid down by the National Electric Energy Agency (Agência Nacional de Energia Elétrica – ANEEL), when these are not in conflict with the accounting policies adopted in Brazil and/or IFRS.

The accounting policies adopted in preparing these Interim Financial Statements are consistent with those adopted in December 31, 2012, except as mentioned in Notes 2.9, 3.1 and 3.2, and should be read together with those statements.

The consolidated financial statements were authorized for issue by the Board of Directors on October 29, 2013.

2.2 Basis of measurement

The interim financial statements have been prepared on the historic cost basis except for the following material items recorded in the balance sheets: i) derivative financial instruments measured at fair value, ii) financial instruments measured at fair value through profit or loss, iii) available-for-sale financial assets measured at fair value.

2.3 Use of estimates and judgments

The preparation of the interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.

By definition, the resulting accounting estimates are rarely the same as the actual results. Accordingly, Company Management reviews the estimates and assumptions on an ongoing basis, based on previous experience and other relevant factors. Adjustments resulting from revisions to accounting estimates are recognized in the period in which the estimates are revised and applied prospectively.

Information about assumptions and estimate that are subject to a greater degree of uncertainty and involve the risk of resulting in a material adjustment if these assumptions and estimates suffer significant changes in subsequent periods is included in the following accounts:

•         Note 6 – Consumers, concessionaire and licensees;

•         Note 8 – Deferred tax credits and debits;

•         Note 9 – Financial asset of concession;

•         Note 10 – Other Credits (Allowance for doubtful accounts);

•         Note 12 – Property, plant and equipment and recognition of impairment losses;

•         Note 13 – Intangible assets and recognition of impairment losses;

•         Note 17 – Post-employment Benefit Obligation;

•         Note 20 – Reserve for tax, civil and labor risks and escrow deposits;

•         Note 25 – Net operating revenues;

•         Note 26 –  Cost of electric energy;

•         Note 32 – Financial instrument;

•         Leasing;

•         Provision to environmental costs.

2.4 Functional currency and presentation currency

The Company’s functional currency is the Brazilian Real, and the individual and consolidated financial statements are presented in thousands of reais.  Figures are rounded only after addition of the amounts.  Consequently, when added, the amounts shown in thousands of reais may not tally with the rounded totals.

2.5 Basis of consolidation:

(i) Business combinations

The Company measures goodwill as the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the acquiree, less the recognized amount of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date.

(ii) Subsidiaries

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

The accounting policies of subsidiaries taken into consideration in consolidation are aligned with the Company's accounting policies.

The financial information of subsidiaries and jointly controlled entities and of the associates is accounted for using the equity method.

The consolidated financial statements include the balances and transactions of the Company and its subsidiaries. The balances and transactions of assets, liabilities, income and expenses have been fully consolidated with the balances and transactions of assets, liabilities, income and expenses of owned subsidiaries. Prior to consolidation in the Company's financial statements, the financial statements of the subsidiaries CPFL Geração, CPFL Brasil, CPFL Jaguari Geração and CPFL Renováveis are consolidated with those of their parent companies.

Intra-group balances and transactions, and any income and expenses derived from these transactions, are eliminated in preparing the consolidated financial statements.  Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

In the case of subsidiaries, the portion relating to non-controlling shareholders is stated in equity and stated after profit or loss and comprehensive income in each period presented.

(iii) Acquisition of non-controlling interest

Accounted for as transactions between equity holders and therefore no goodwill is recognized as a result of such transactions.

2.6 Segment information

An operating segment is a component of the Company (i) that engages in operating activities from which it may earn revenues and incur expenses, (ii) whose operating results are regularly reviewed by Management to make decisions about resources to be allocated and assess the segment's performance, and (iii) for which discrete financial information is available.

Company Management bases strategic decisions on reports, segmenting the business: (i) electric energy distribution activities; (ii) electric energy generation activities from conventional sources; (iii) electric energy generation activities from renewable sources; (iv) energy commercialization; (v) service activities; and (vi) other activities not listed in the previous items.

Presentation of the operating segments includes items directly attributable to them, such as allocations required, including intangible assets.

2.7 Information on corporate interests

The interests directly or indirectly held by the Company in the subsidiaries and jointly-controlled entities are described in Note 1. Except for the (i) companies ENERCAN, BAESA, Chapecoense and EPASA which as from January 1, 2013 (and adjusted comparatively in 2012) are accounted for using the equity method of accounting and not consolidated proportionately (Note 3), and (ii) the investment in Investco S.A. recorded at cost by the subsidiary Paulista Lajeado, the other units are fully consolidated.

At September 30, 2013 and 2012, and December 31, 2012, the participation of non-controlling interests stated in the consolidated statements refers to the third-party interests in the subsidiaries CERAN, Paulista Lajeado and CPFL Renováveis.

2.8 Value added statements

The Company prepared individual and consolidated value added statements (“DVA”) in conformity with technical pronouncement CPC 09 - Value Added Statement, and these are presented as an integral part of the financial statements in accordance with generally accepted accounting principles in Brazil and as complementary information to the financial statements in accordance with IFRS, as the statement is neither provided for nor mandatory  in accordance with IFRS.

2.9 Restatement of 2012 interim financial statements and immaterial adjustments

a. Restatement - Change of practice and impacts of the revision of CPC 33 – Employee benefits and accounting for jointly-controlled entities – CPC 19 (R2) Joint arrangements

As mentioned in Notes 3.1 and 3.2, technical Pronouncements CPC 33 (R1) / IAS 19 (R1) – Employee benefits and CPC 19 (R2) / IFRS 11 – Joint Arrangements, must be applicable from January 1, 2013. As adoption of these pronouncements constitutes a change in accounting polices, to be applied retrospectively in accordance with CPC 23 / IAS 8, the Company and its subsidiaries are reclassifying and adjusting the amounts for the quarters and nine months ended at September 30, 2012 and the balance at December 31, 2012, presented for purposes of comparison.

b. Immaterial adjustments - Financial assets related to the concession

As mentioned in Note 2.9 to the December 31, 2012 Financial Statements, in 2012,  the Company and its subsidiaries have adjusted the way of interpreting and accounting for recognition of the financial assets related to the concession, which are now treated as changes in the expectations of cash flows, i.e., the update of the financial asset, previously fully recognized in “other comprehensive income”, is now recognized in income for the period, and not as an adjustment in the fair value of the financial asset. Consequently, the Company and its subsidiaries are showing these effects in these interim financial statements and adjusting the balances at September 30, 2012 to comparative bases, even though the amounts are immaterial.

The adjustments described at items (a) and (b) above have the following impacts:

	Consolidated
ASSETS	December 31, 2012 stated	Retrospective application - Joint arrangements	Retrospective application - Employee benefits	December 31, 2012 restated

Current assets
Cash and cash equivalents (note 5)	2,477,894	(42,860)	-	2,435,034
Consumers, concessionaires and licensees (note 6)	2,268,601	(63,577)	-	2,205,024
Dividends and interest on shareholders´ equity (note 11)	2,894	52,139	-	55,033
Financial investments	6,100	-	-	6,100
Recoverable taxes (note 7)	263,403	(12,417)	-	250,987
Derivatives (note 32)	870	-	-	870
Materials and supplies	49,346	(12,520)	-	36,826
Leases	9,740	-	-	9,740
Financial asset of concession (note 9)	34,444	-	-	34,444
Other credits (note 10)	516,903	(6,022)	-	510,880
Total current assets	5,630,196	(85,257)	-	5,544,938

Noncurrent assets
Consumers, concessionaires and licensees (note 6)	162,017	(359)	-	161,658
Escrow deposits (note 20)	1,184,554	(59,215)	-	1,125,339
Recoverable taxes (note 7)	225,036	(18,383)	-	206,653
Derivatives (note 32)	486,438	-	-	486,438
Deferred taxes credits (note 8)	1,318,618	(60,831)	-	1,257,787
Leases	31,703	-	-	31,703
Financial asset of concession (note 9)	2,342,796	-	-	2,342,796
Prepaid post-employment benefit obligation (note 17)	10,203	-	(10,203)	-
Investment at cost	116,654	-	-	116,654
Other credits (note 10)	420,155	(76,340)	-	343,814
Investment (note 11)	-	1,022,126	-	1,022,126
Property, plant and equipment (note 12)	9,611,958	(2,507,897)	-	7,104,060
Intangible assets (note 13)	9,535,360	(355,048)	-	9,180,312
Total non current assets	25,445,491	(2,055,948)	(10,203)	23,379,341

Total assets	31,075,687	(2,141,205)	(10,203)	28,924,279

	Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	December 31, 2012 stated	Retrospective application - Joint arrangements	Retrospective application - Employee benefits	December 31, 2012 restated

Current liabilities
Suppliers (note 14)	1,691,002	(1,865)	-	1,689,137
Accrued interest on debts (note 15)	142,599	(4,305)	-	138,293
Accrued interest on debentures (note 16)	95,614	(789)	-	94,825
Loans and financing (note 15)	1,558,499	(139,465)	-	1,419,034
Debentures (note 16)	336,459	(26,309)	-	310,149
Prepaid post-employment benefit obligation (note 17)	51,675	-	-	51,675
Regulatory charges (note 18)	114,488	(3,712)	-	110,776
Taxes and social contributions payable (note 19)	442,365	(11,894)	-	430,472
Dividends and interest on equity	26,542	-	-	26,542
Accrued liabilities	72,535	(810)	-	71,725
Derivatives (note 32)	109	-	-	109
Use of public utilities (note 21)	30,422	(26,979)	-	3,443
Other accounts payable (note 22)	631,043	(7,776)	-	623,267
Total current liabilities	5,193,351	(223,903)	-	4,969,447

Noncurrent liabilities
Suppliers (note 14)	4,467	-	-	4,467
Accrued interest on debts (note 15)	62,271	-	-	62,271
Loans and financing (note 15)	9,035,534	(1,377,338)	-	7,658,196
Debentures (note 16)	5,895,143	(104,880)	-	5,790,263
Prepaid post-employment benefit obligation (note 17)	325,455	-	505,729	831,184
Deferred taxes debits (note 8)	1,155,733	-	-	1,155,733
Reserve for tax, civil and labor risks (note 20)	386,079	(36,985)	-	349,094
Derivatives (note 32)	336	-	-	336
Use of public utilities (note 21)	461,157	(384,787)	-	76,371
Other accounts payable (note 22)	149,099	(13,312)	-	135,788
Total noncurrent liabilities	17,475,275	(1,917,301)	505,729	16,063,703

Shareholdes' equity (note 23)
Capital	4,793,424	-	-	4,793,424
Capital reserves	228,322	-	-	228,322
Legal reserves	556,481	-	-	556,481
Earnings retained for investment	326,899	-	-	326,899
Dividend	455,906	-	-	455,906
Other comprehensive income	535,627	-	(515,932)	19,695
	6,896,660	-	(515,932)	6,380,728
Net equity attributable to noncontrolling shareholders	1,510,401	-	-	1,510,401
Total shareholders' equity	8,407,061	-	(515,932)	7,891,129

Total liabilities and shareholders' equity	31,075,687	(2,141,205)	(10,203)	28,924,279

	Consolidated
	2012					2012
	3rd quarter stated	Adjustment - monetary adjustment on financial asset	Retrospective application - Joint arrangements	Retrospective application - Employee benefits	3rd quarter restated	Nine months stated	Adjustment - monetary adjustment on financial asset	Retrospective application - Joint arrangements	Retrospective application - Employee benefits	Nine months restated

Net operating revenue (note 25)	3,844,654	-	(19,257)	-	3,825,397	10,799,091		(78,344)		10,720,747
Cost of electric energy services
Cost of electric energy services (note 26)	(1,919,516)	-	(129,571)		(2,049,087)	(5,467,866)		(375,494)		(5,843,360)
Operating cost (note 27)	(394,790)	-	42,664	(10,836)	(362,962)	(1,086,578)		140,430	(32,543)	(978,691)
Services rendered to third parties (note 27)	(391,338)	-	-		(391,338)	(984,734)		-		(984,734)

Gross operating income	1,139,011	-	(106,164)	(10,836)	1,022,010	3,259,913	-	(313,408)	(32,543)	2,913,962
Operating expenses (note 27)
Sales expenses	(151,387)	-	28	-	(151,358)	(343,676)		77		(343,599)
General and administrative expenses	(142,038)	-	3,377	-	(138,661)	(424,784)		8,678		(416,106)
Other operating expense	(103,623)	-	960	-	(102,663)	(254,396)		2,766		(251,630)

Income from electric energy service	741,962	-	(101,798)	(10,836)	629,328	2,237,057	-	(301,887)	(32,543)	1,902,627

Interest in subsidiaries (note 11)	-	-	36,272	-	36,272	-		93,312		93,312
Financial income (expense) (note 28)
Income	157,749	69,288	(3,290)	-	223,747	427,985	104,499	(10,520)		521,963
Expense	(394,315)		50,153	-	(344,161)	(1,117,483)		155,704		(961,779)
	(236,566)	69,288	46,864	-	(120,414)	(689,498)	104,499	145,184	-	(439,816)
Income before taxes	505,397	69,288	(18,663)	(10,836)	545,186	1,547,559	104,499	(63,391)	(32,543)	1,556,123
Social contribution (note 8)	(50,176)	(6,214)	5,013	-	(51,377)	(153,845)	(9,353)	17,289	-	(145,908)
Income tax (note 8)	(133,742)	(17,259)	13,650	-	(137,351)	(415,409)	(25,979)	46,102	-	(395,286)
	(183,918)	(23,473)	18,663	-	(188,728)	(569,254)	(35,332)	63,391	-	(541,194)

Net income	321,478	45,815	-	(10,836)	356,458	978,305	69,167	-	(32,543)	1,014,929

Net income/(loss) attributable to controlling shareholders	313,815	45,815	-	(10,836)	348,794	954,054	69,167	-	(32,543)	990,678
Net income/(loss) attributable to noncontrolling shareholders	7,664	-	-	-	7,664	24,252	-	-		24,252
Net income/(loss) per share - Basic (note 24) - R$	0.33				0.36	0.99				1.03
Net income/(loss) per share - Diluted (note 24) - R$	0.32				0.36	0.98				1.02

	Consolidated
	2012
	3rd quarter stated	Adjustment - monetary adjustment on financial asset	Retrospective application - Employee benefits	3rd quarter restated	Nine months stated	Adjustment - monetary adjustment on financial asset	Retrospective application - Employee benefits	Nine months restated
Net income	321,479	45,815	(10,836)	356,458	978,305	69,167	(32,543)	1,014,929

Other comprehensive income:
Financial asset of concession
- Gain in financial instruments	69,288	(69,288)	-	-	104,499	(104,499)	-	-
- Tax on financial instruments	(23,473)	23,473	-	-	(35,332)	35,332	-	-

Comprehensive income	367,294	-	(10,836)	356,458	1,047,472	-	(32,543)	1,014,929
Comprehensive income attributable to controlling shareholders	359,630	-	(10,836)	348,794	1,023,221	-	(32,543)	990,678
Comprehensive income attributable to non controlling shareholders	7,664	-	-	7,664	24,252	-	-	24,252

	Consolidated
	September 30, 2012 stated	Adjustment - monetary adjustment on financial asset	Retrospective application - Joint arrangements	Retrospective application - Employee benefits	September 30, 2012 restated

OPERATING CASH FLOW
Income for the period, before income tax and social contribution	1,547,559	104,499	(63,392)	(32,543)	1,556,123
ADJUSTMENT TO RECONCILE INCOME TO CASH PROVIDED BY OPERATING ACTIVITIES
Depreciation and amortization	827,841	-	(115,324)	-	712,517
Provision for tax, civil, labor and environmental risks	31,125	-	(311)	-	30,814
Allowance for doubtful accounts	118,399	-	-	-	118,399
Interest and monetary adjustment	950,435	(104,499)	(150,833)	-	695,103
Post-employment benefit expense	(7,542)	-	-	32,543	25,002
Equity in subsidiaries	-	-	(93,311)	-	(93,312)
Losses on the write-off of noncurrent assets	11,912	-	(41)	-	11,871
Deferred taxes (PIS and COFINS)	(33,659)	-	-	-	(33,659)
Other	(397)	-	-	-	(397)
	3,445,673	-	(423,212)	-	3,022,461
DECREASE (INCREASE) IN OPERATING ASSETS
Consumers, concessionaires and licensees	(256,860)	-	4,017	-	(252,843)
Dividend and interest on equity received	-	-	63,028	-	63,028
Recoverable taxes	33,028	-	1,697	-	34,725
Lease	(919)	-	-	-	(919)
Escrow deposits	(67,742)	-	10	-	(67,732)
Other operating assets	(56,249)	-	4,174	-	(52,075)
		-		-
INCREASE (DECREASE) IN OPERATING LIABILITIES		-		-
Suppliers	149,930	-	17,339	-	167,269
Other taxes and social contributions	(95,338)	-	(970)	-	(96,308)
Other liabilities with employee pension plans	(46,053)	-	-	-	(46,053)
Regulatory charges	(18,824)	-	(134)	-	(18,958)
Reserve for tax, civil and labor risks paid	(23,697)	-	-	-	(23,697)
Other operating liabilities	(64,995)	-	32,953	-	(32,042)
CASH FLOWS PROVIDED BY OPERATIONS	2,997,954	-	(301,097)	-	2,696,856
Interests paid	(678,647)	-	118,057	-	(560,590)
Income tax and social contribution paid	(625,692)	-	53,685	-	(572,007)
NET CASH FROM OPERATING ACTIVITIES	1,693,615	-	(129,355)	-	1,564,260

INVESTING ACTIVITIES
Acquisition of subsidiaries net of cash acquired	(823,225)	-	-	-	(823,225)
Increase in property, plant and equipment	(874,117)	-	3,682	-	(870,435)
Financial investments, pledges, funds and tied deposits	2,330	-	2,649	-	4,979
Lease	(6,575)	-	-	-	(6,575)
Additions to intangible assets	(1,056,065)	-	102	-	(1,055,963)
Other	510	-	(510)	-	-

NET CASH FLOW USED IN INVESTING ACTIVITIES	(2,757,142)	-	5,922	-	(2,751,220)

FINANCING ACTIVITIES
Loans, financing and debentures obtained	3,536,983	-	(7,442)	-	3,529,541
Payments of loans, financing and debentures, net of derivatives	(1,095,321)	-	109,062	-	(986,259)
Payments of dividend and interest on shareholders’ equity	(1,413,871)	-	-	-	(1,413,871)
NET CASH FLOW PROVIDED BY (USED IN) FINANCING ACTIVITIES	1,027,791	-	101,620	-	1,129,411
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(35,736)	-	(21,812)	-	(57,548)
OPENING BALANCE OF CASH AND CASH EQUIVALENTS	2,699,837	-	(36,412)	-	2,663,425
CLOSING BALANCE OF CASH AND CASH EQUIVALENTS	2,664,101	-	(58,225)	-	2,605,876

	Consolidated
	Nine months 2012 stated	Adjustment - monetary adjustment on financial asset	Retrospective application - Joint arrangements	Retrospective application - Employee benefits	Nine months 2012 restated
1. Revenues	16,311,554	-	(79,812)	-	16,231,742
1.1 Operating revenues	14,525,437	-	(79,508)	-	14,445,929
1.2 Revenues related to the construction of own assets	922,967	-	(304)	-	922,663
1.3 Revenue from infrastructure construction	981,550	-	-	-	981,550
1.4 Allowance of doubtful accounts	(118,399)	-	-	-	(118,399)

2. (-) Inputs	(8,629,371)	-	(386,304)	-	(9,015,675)
2.1 Electricity purchased for resale	(6,072,411)	-	(417,969)	-	(6,490,380)
2.2 Material	(666,582)	-	6,422	-	(660,160)
2.3 Outsourced Services	(750,504)	-	8,214	-	(742,290)
2.4 Other	(1,139,874)	-	17,029	-	(1,122,846)

3. Gross added value (1 + 2)	7,682,183	-	(466,116)	-	7,216,067

4. Retentions	(827,924)	-	115,324	-	(712,600)
4.1 Depreciation and amortization	(617,836)	-	114,353	-	(503,482)
4.2 Amortization of intangible assets	(210,089)	-	971	-	(209,118)

5. Net added value generated (3 + 4)	6,854,259	-	(350,792)	-	6,503,467

6. Added value received in transfer	437,897	104,499	82,792	-	625,188
6.1 Financial Income	437,897	104,499	(10,520)	-	531,876
6.2 Equity in Subsidiaries	-	-	93,312	-	93,312

7. Added value to be distributed (5 + 6)	7,292,156	104,499	(268,000)	-	7,128,655

8.1 Personnel and Charges	468,587	-	(6,329)	32,543	494,799
8.1.1 Direct Remuneration	319,743	-	(5,498)	-	314,245
8.1.2 Benefits	121,043	-	(643)	32,543	152,944
8.1.3 Government severance indemnity fund for employees - F.G.T.S.	27,801	-	(191)	-	27,611
8.2 Taxes, Fees and Contributions	4,702,820	35,332	(105,771)	-	4,632,383
8.2.1 Federal	2,352,695	35,332	(105,445)	-	2,282,584
8.2.2 Estate	2,340,004	-	-	-	2,340,004
8.2.3 Municipal	10,121	-	(326)	-	9,795
8.3 Interest and Rentals	1,142,444	-	(155,900)	-	986,543
8.3.1 Interest	1,120,087	-	(155,689)	-	964,398
8.3.2 Rental	22,358	-	(211)	-	22,147
8.4 Interest on capital	978,305	69,167	-	(32,543)	1,014,929
8.4.1 Dividends (inclunding additional proposed)	640,239	-	-	-	640,239
8.4.1 Retained Earnings	338,066	69,167	-	(32,543)	374,690
8. Distribution of added value	7,292,156	104,499	(267,999)	-	7,128,655

In the financial statements of the parent company, at December 31, 2012, the effects of the restate had an impact of R$ 515,932 on Investments, set against the year-to-date comprehensive income, in equity.

(3)   SUMMARY OF THE SIGNIFICANT ACCOUNTING POLICIES

The interim financial statements of the Company and its subsidiaries were prepared based on the same accounting policies as described in Notes 3.1 to 3.14, disclosed in the financial statements for the year ended December 31, 2012, except for Notes 2.5 Basis of Consolidation and 3.8 Employee benefits to those financial statements, which have been changed as required by CPC 23 / IAS 8:

3.1 Employee benefits

As mentioned in Note 3.8 to the Financial statements at December 31, 2012, certain subsidiaries have post-employment benefits and pension plans, recognized by the accrual method in accordance with technical pronouncements in force to that date (CPC 33 and IAS 19 – Employee benefits), and are regarded as sponsors of these plans.

On January 1, 2013, the pronouncements mentioned in the previous paragraph were replaced by CPC 33 (R1) and IAS 19 (revised 2011) – Employee benefits, with the following amendments: i) elimination of the “corridor approach”, with immediate recognition of actuarial gains and losses in other comprehensive income; ii) replacement of interest expense and the expected return on plan assets with a “net interest” amount, calculated by applying the discount rate to the net defined benefit asset or liability; and iii) immediate recognition in profit or loss of past service costs.

The effects of adoption of this pronouncement are described in Note 2.9.

3.2 Consolidation of jointly-controlled subsidiaries

As mentioned in Note 2.5 to the Financial Statements of December 31, 2012, it was Company policy to consolidate the jointly-controlled entities proportionally. As of January 1, 2013, due to adoption of technical pronouncement CPC 19 (R2) and IFRS 11 – Joint Arrangements, the Company no longer consolidates ENERCAN, BAESA, Chapecoense and EPASA proportionally, and they are now recognized using the equity method of accounting.

The effects of adoption of this pronouncement are described in Note 2.9.

(4)   DETERMINATION OF FAIR VALUES

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

- Property, plant and equipment and intangible assets

The fair value of property, plant and equipment and intangible assets recognized as a result of a business combination is based on market values. The fair value is the estimated amount for which a property could be exchanged on the date of valuation between knowledgeable and willing parties under normal market conditions. The fair value of items of property, plant and equipment is based on the market approach and cost approaches using quoted market prices for similar items when available and replacement cost when appropriate. The fair values of intangible assets are calculated using quoted prices in an active market. Where there is no active market, the fair value will be what the Company would have paid for the intangible assets, on the acquisition date, in an arm’s length transaction between knowledgeable, willing parties based on the best information available.

- Financial instruments

Financial instruments measured at fair values were valued based on quoted prices in an active market, or, if such prices were not available, assessed using pricing models, applied individually for each transaction, taking into consideration the future payment flows, based on the conditions contracted, discounted to present value at market interest rate curves, based on information obtained from the site of  “BM&FBovespa S.A” and “Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais – ANBIMA” (note 32).

Financial assets classified as available-for-sale refer to the right to compensation, to be paid by the Federal Government regarding the assets of the distribution concessionaires when the concession contract is over. The methodology adopted for marking these assets to market is based on the tariff review process for distributors. This review, conducted every four or five years according to each concessionaire, involves assessing the replacement price for the distribution infrastructure, in accordance with criteria established by the regulatory body. This valuation basis is used for pricing the tariff, which is increased annually up to the next tariff review, based on the parameter of the main inflation indices.

The financial instruments classified as loans and receivables are non-derivative financial assets with fixed or estimated receipts that are not quoted in an active market, measured at cost and amortized using the effective interest method, less any impairment losses. Interest income is recognized by applying the effective interest rate except for short-term credits, when the interest would be immaterial.

Provisional Measure n.  579 of September 11, 2012, converted into Law 12.783 of January 11, 2013, established that, for concession contracts that expire by 2017, calculation of the amount of compensation due on reversal of the assets will be based on the replacement value method, according to regulatory criteria to be established the granting authority. In the case of concessions terms that expire after 2017, Management believes that, as under Law 12.783, compensation will be based at least on valuation of the assets using the new replacement value model.

Accordingly, at the time of the tariff review, each concessionaire adjusts the position of the financial asset base for compensation at the amounts ratified by the regulatory authority and uses the General Market Price Index - IGP-M as best estimate for adjusting the original base to the fair value at subsequent dates, in conformity with the Tariff Review process.

(5)   CASH AND CASH EQUIVALENTS

	Parent company		Consolidated
	September 30, 2013	December 31, 2012 restated	September 30, 2013	December 31, 2012 restated
Bank balances	2,777	741	36,277	239,212
Short-term financial investments	1,614,980	141,095	5,369,231	2,195,822
Overnight investment (a)	-	-	13,625	18,173
Bank deposit certificates (b)	-	141,095	360,413	228,818
Repurchase agreements with debentures (b)	-	-	2,722	12,850
Investment funds (c)	1,614,980	-	4,992,471	1,935,982
Total	1,617,758	141,835	5,405,508	2,435,034

a)     Current account balances, which earn daily interest by investment in repurchase agreements secured on debentures and interest of 20% of the variation in the Interbank Deposit Certificate - CDI.

b)    Short-term investments in Bank Deposit Certificates - CDB and secured debentures conducted with major financial institutions that operate in the Brazilian financial market, with daily liquidity, low credit risk and interest equivalent, on average, to 101,0% of CDI.

c)     Amounts invested in an Exclusive Fund, involving investments subject to floating rates tied to the CDI in federal government bonds, CDBs, secured debentures of major financial institutions, with daily liquidity, low credit risk and interest equivalent, on average, to 101,0% of CDI.

(6) CONSUMERS, CONCESSIONAIRES AND LICENSEES

In the consolidated financial statements, the balance derives mainly from the supply of electric energy. The following table shows the breakdown at September 30, 2013 and December 31, 2012:

	Consolidated
		Past due		Total
	Amounts coming due	until 90 days	> 90 days	September 30, 2013	December 31, 2012 restated
Current
Consumer classes
Residential	293,276	182,589	36,620	512,485	640,582
Industrial	132,713	39,174	25,816	197,703	225,681
Commercial	129,223	31,766	13,426	174,415	216,422
Rural	33,806	5,320	1,220	40,346	45,801
Public administration	30,572	4,220	198	34,990	45,111
Public lighting	25,765	4,495	13,343	43,603	49,753
Public utilities	42,761	3,943	699	47,403	49,335
Billed	688,116	271,507	91,322	1,050,945	1,272,683
Unbilled	614,238	-	-	614,238	597,556
Financing of consumers' debts	69,359	9,785	52,837	131,981	137,246
Free energy	4,022	-	-	4,022	3,764
CCEE transactions	18,138	-	-	18,138	18,954
Concessionaires and licensees	244,113	-	-	244,113	264,268
Allowance for doubtful accounts	-	-	(110,863)	(110,863)	(112,239)
Other	21,374	-	-	21,374	22,794
Total	1,659,360	281,292	33,296	1,973,948	2,205,024

Non current
Financing of consumers' debts	120,252	-	-	120,252	136,368
Allowance for doubtful accounts	(21,636)	-	-	(21,636)	(16,240)
CCEE transactions	41,301	-	-	41,301	41,301
Concessionaires and licensees	10	-	-	10	228
Total	139,927	-	-	139,927	161,658

Allowance for doubtful accounts

Changes in the allowance for doubtful accounts are shown below:

	Consolidated
	Consumers, concessionaires and licensees	Other Credits (note 10)	Total
At December 31, 2012 restated	(128,478)	(22,000)	(150,479)
Allowance for doubtful accounts	(88,117)	(2,050)	(90,167)
Recovery of revenue	24,268	1,295	25,564
Write-off of accounts receivable and provisioned	59,829	2,857	62,686
At September 30, 2013	(132,499)	(19,897)	(152,396)
Current
Noncurrent	(110,863)	(19,622)	(130,485)
	(21,636)	(275)	(21,911)

(7)   RECOVERABLE TAXES

	Parent company		Consolidated
	September 30, 2013	December 31, 2012 restated	September 30, 2013	December 31, 2012 restated
Current
Prepayments of social contribution - CSLL	678	401	1,860	2,690
Prepayments of income tax - IRPJ	2,858	1,092	6,119	10,889
IRRF on interest on equity	11,290	17,143	11,290	17,654
Income tax and social contribution to be offset	7,040	850	38,186	22,891
Withholding tax - IRRF	1,665	5,736	93,371	63,512
ICMS to be offset	-	-	82,576	84,487
Social Integration Program - PIS	-	-	8,638	8,808
Contribution for Social Security financing- COFINS	42	42	37,926	36,426
National Social Security Institute - INSS	1	1	2,069	3,194
Other	46	46	796	435
Total	23,621	25,311	282,832	250,987

Noncurrent
Social contribution to be offset - CSLL	-	-	41,881	39,466
Income tax to be offset - IRPJ	-	-	2,626	10,707
ICMS to be offset	-	-	103,096	126,061
Social Integration Program - PIS	-	-	5,399	5,399
Contribution for Social Security financing- COFINS	-	-	24,621	24,621
Other	-	-	1,698	399
Total	-	-	179,321	206,653

(8)   DEFERRED TAXES

8.1- Breakdown of tax credits and debits:

	Parent company		Consolidated
	September 30, 2013	December 31, 2012 restated	September 30, 2013	December 31, 2012 restated
Social contribution credit/(debit)
Tax losses carryforwards	42,883	43,686	47,915	52,897
Tax benefit of merged goodwill	-	-	125,858	137,773
Deductible temporary differences	364	1,779	(191,990)	(189,229)
Subtotal	43,247	45,465	(18,217)	1,441

Income tax credit / (debit)
Tax losses carryforwards	127,675	130,587	140,933	135,747
Tax benefit of merged goodwill	-	-	429,529	468,844
Deductible temporary differences	268	1,359	(535,803)	(562,330)
Subtotal	127,944	131,947	34,660	42,261

PIS and COFINS credit/(debit)
Deductible temporary differences	-	-	24,890	58,353

Total	171,191	177,411	41,332	102,054

Total tax credit	171,191	177,411	1,169,907	1,257,787
Total tax debit	-	-	(1,128,575)	(1,155,733)

The estimate of recovery of the deferred tax credits recorded in noncurrent assets is based on the projections of future profit or loss, approved by the Board of Directors and reviewed by the Audit Committee, a breakdown of which is  provided in the financial statements of December 31, 2012.

8.2 - Tax benefit of merged goodwill:

Refers to the tax credit calculated on the goodwill derived from the acquisition of subsidiaries, as shown in the following table, which has been incorporated and is recognized in accordance with CVM Instructions nº 319/99 and nº 349/01 and ICPC 09 – Individual, Separate and Consolidated Financial Statements and Application of the Equity Method. The benefit is realized in proportion to amortization of the merged goodwill that gave rise to it, in accordance with the projected net income of the subsidiaries during the remaining term of the concession, as shown in Note 13.

	Consolidated
	September 30, 2013		December 31, 2012 restated
	Social contribution	Income tax	Social contribution	Income tax
CPFL Paulista	71,017	197,269	77,253	214,590
CPFL Piratininga	16,526	56,713	17,662	60,609
RGE	32,074	132,457	34,268	141,518
CPFL Santa Cruz	1,982	6,231	2,655	8,349
CPFL Leste Paulista	1,078	3,284	1,493	4,545
CPFL Sul Paulista	1,577	4,927	2,151	6,712
CPFL Jaguari	943	2,874	1,299	3,950
CPFL Mococa	566	1,750	807	2,502
CPFL Geração	-	23,865	-	25,613
CPFL Serviços	97	160	186	455
Total	125,858	429,529	137,773	468,844

8.3 – Accumulated balances on deductible temporary differences:

	Consolidated
	September 30, 2013			December 31, 2012 restated
	Social contribution	Income tax	PIS/COFINS	Social contribution	Income tax	PIS/COFINS
Deductible temporary differences
Reserve for tax, civil and labor	36,718	99,397	-	22,700	63,587	-
Private pension fund	1,950	6,414	-	1,387	4,850	-
Allowance for doubtful accounts	13,472	37,421	-	13,274	36,871	-
Free energy provision	5,265	14,627	-	4,884	13,569	-
Research and Development and Energy Efficiency Programs	12,932	35,918	-	12,570	34,913	-
Reserves related to personnel	1,687	5,354	-	3,151	8,741	-
Depreciation rate difference	7,260	20,165	-	7,599	21,108	-
Recognition of the concession - adjustment of intangible assets (IFRS / CPC)	(1,854)	(5,151)	-	(2,024)	(5,621)	-
Recognition of the concession - financial adjustment (IFRS / CPC)	(32,243)	(89,563)	(9)	(43,062)	(119,617)	-
Reversal of regulatory assets and liabilities (IFRS / CPC)	22,164	61,568	24,021	48,048	133,468	57,475
Actuarial losses (IFRS/CPC)	27,360	76,290	-	25,587	71,365	-
Other adjustments changes in practices (IFRS / CPC)	13,005	35,990	-	12,247	34,020	-
Accelerated depreciation	(7)	(19)	-	(48)	(133)	-
Other	5,944	14,789	878	9,509	20,211	878
Deductible temporary differences - comprehensive income:
Property, plant and equipment - deemed cost adjustments (IFRS/CPC)	(65,906)	(183,073)	-	(69,017)	(189,597)	-
Deductible temporary differences - Business combination - CPFL Renováveis			-
Deferred taxes - asset:
Fair value of property, plant and equipment (negative value added of assets)	27,417	76,157	-	28,644	79,566	-
Deferred taxes - liability:
Value added derived from determination of deemed cost	(7,337)	(20,380)	-	(7,255)	(20,151)	-
Value added of assets received from the former ERSA	(93,933)	(260,925)	-	(96,452)	(267,924)	-
Intangible asset - exploration right/authorization Jantus, Santa Luzia, Complex Atlântica and BVP	(157,680)	(437,998)	-	(154,669)	(464,004)	-
Other temporary differences	(8,202)	(22,785)	-	(6,302)	(17,552)	-
Total	(191,990)	(535,803)	24,890	(189,229)	(562,330)	58,353

8.4 - Reconciliation of the amounts of income tax and social contribution reported in the income statements for the quarters and nine months ended September 30, 2013 and 2012:

	Parent company				Consolidated
	Social contribution				Social contribution
	2013		2012 restated		2013		2012 restated
	3rd quarter	Nine months	3rd quarter	Nine months	3rd quarter	Nine months	3rd quarter	Nine months
Income/(loss) before taxes	349,709	651,400	346,097	1,017,935	558,793	1,044,858	545,186	1,556,123
Adjustments to reflect effective rate:
Equity in subsidiaries	(356,037)	(679,120)	(356,663)	(1,046,796)	(41,083)	(74,736)	(36,272)	(93,312)
Amortization of intangible asset acquired	(7,009)	(21,028)	(7,141)	(21,423)	25,781	77,343	26,648	79,945
Tax incentives - PIIT(*)	-	-	-	-	(2,226)	(5,997)	(3,883)	(6,781)
Effect of presumed profit system	-	-	-	-	(11,549)	(41,100)	(43,811)	(108,185)
Adjustment of excess and surplus revenue of reactive	-	-	-	-	21,600	50,934	8,744	17,376
Interest on shareholders’ equity	-	72,450	-	107,366	-	-	-	-
Other permanent additions, net	2,228	4,543	1,678	4,164	11,122	21,656	(10,710)	39,193
Calculation base	(11,109)	28,245	(16,029)	61,245	562,438	1,072,958	485,902	1,484,359
Statutory rate	9%	9%	9%	9%	9%	9%	9%	9%
Tax credit/(debit) result	1,000	(2,542)	1,443	(5,512)	(50,619)	(96,566)	(43,731)	(133,592)
Tax credit recorded/(not recorded)	48	0	(396)	(396)	(5,036)	(16,512)	(7,647)	(12,316)
Total	1,048	(2,542)	1,046	(5,908)	(55,656)	(113,079)	(51,377)	(145,908)

Current	666	(1,914)	925	(3,932)	(39,113)	(107,766)	(59,391)	(165,429)
Deferred	383	(628)	121	(1,976)	(16,543)	(5,313)	8,013	19,520

	Parent company				Consolidated
	Income tax				Income tax
	2013		2012 restated		2013		2012 restated
	3rd quarter	Nine months	3rd quarter	Nine months	3rd quarter	Nine months	3rd quarter	Nine months
Income/(loss) before taxes	349,709	651,400	346,097	1,017,935	558,793	1,044,858	545,186	1,556,123
Adjustments to reflect effective rate:
Equity in subsidiaries	(356,037)	(679,120)	(356,663)	(1,046,796)	(41,083)	(74,736)	(36,272)	(93,312)
Amortization of intangible asset acquired	-	-	-	-	32,171	98,371	34,113	102,339
Tax incentives - PIIT(*)	-	-	-	-	(2,226)	(5,997)	(3,883)	(6,781)
Effect of presumed profit system	-	-	-	-	(20,014)	(63,475)	(44,765)	(127,241)
Adjustment of excess and surplus revenue of reactive	-	-	-	-	21,600	50,934	8,744	17,376
Interest on shareholders’ equity	-	72,450	-	107,366	-	-	-	-
Other permanent additions, net	2,152	4,748	1,834	4,760	(7,893)	(10,879)	(36,424)	(1,808)
Calculation base	(4,176)	49,478	(8,732)	83,264	541,348	1,039,076	466,696	1,446,696
Statutory rate	25%	25%	25%	25%	25%	25%	25%	25%
Tax credit/(debit) result	1,044	(12,370)	2,183	(20,816)	(135,337)	(259,770)	(116,674)	(361,674)
Tax credit recorded/(not recorded)	11	-	(532)	(532)	(12,857)	(45,830)	(20,679)	(33,614)
Total	1,055	(12,370)	1,651	(21,348)	(148,192)	(305,600)	(137,351)	(395,286)

Current	2,858	(6,777)	1,252	(14,882)	(97,595)	(280,306)	(156,041)	(443,330)
Deferred	(1,803)	(5,593)	399	(6,466)	(50,597)	(25,294)	18,689	48,042

 (*)Technical Innovation Incentive Program

(9) FINANCIAL ASSET OF CONCESSION

Consolidated
At December 31, 2012 restated	2,377,240
Current	34,444
Noncurrent	2,342,796

Additions	429,976
Change in the expectation of cash flow	(113,021)
Receipt	(34,444)
Disposal	(5,140)
Spin-off generation activity on the distribuition	(12,862)

At September 30, 2013	2,641,748
Noncurrent	2,641,748

The balance refers to the fair value of the financial asset in relation to the right established in the concession agreements of the energy distributors to receive payment on the moment of reversal of the assets to the granting authority at the end of the concession.

For the energy distributors, in accordance with the current tariff model, remuneration for this asset is recognized in profit or loss on billing to the consumers and realized on receipt of the electric energy bills. Additionally, the difference to adjust the balance to the anticipated cash flow receipts, in accordance with the new replacement amount (“VNR”) is recorded against the financial income account in profit or loss for the year.

For the energy transmission, remuneration for this asset is recognized in accordance with the internal rate of return, which takes into account the investment made and the allowed annual income to be received during the remaining term of the concession.

The adjustment in the estimated cash flow includes an expense of R$ 113,115 in relation to the concession expense of the distribution subsidiaries, set against financial expense; and R$ 94 in relation to the concession revenue of the subsidiary CPFL Transmissão, set against other operating income.

The amount of R$ 36,917 (originally R$ 34,444 established in current assets, updated until the receiving) was received in the 3rd quarter, represented by the residual balance of the assets of the concession infrastructure, at replacement values on the transaction date, in relation to compensation for the concession for the Rio do Peixe II Plant, previously held by the subsidiary CPFL Leste Paulista.

(10)  OTHER CREDITS

	Consolidated
	Current		Noncurrent
	September 30, 2013	December 31, 2012 restated	September 30, 2013	December 31, 2012 restated
Advances - Fundação CESP	7,897	7,784	-	-
Advances to suppliers	19,942	17,917	-	-
Pledges, funds and tied deposits	2,922	53,566	170,306	191,931
Fund tied to foreign currency loans	-	-	35,557	34,287
Orders in progress	263,897	221,883	-	-
Outside services	8,345	8,214	-	-
Advance to energy purchase agreements	28,600	47,832	31,738	40,254
Collection agreements	54,853	65,214	-	-
Prepaid expenses	40,295	9,258	1,747	3,132
Receivables from Resources provided by the Energy Development Account - CDE	247,951	24,972	-	-
Receivables - Business Combination	-	-	13,950	13,950
Advances to employees	19,577	6,806	-	-
Allowance for doubtful accounts	(19,622)	(20,603)	(275)	(1,397)
Other	76,886	68,040	60,536	61,657
Total	751,542	510,880	313,559	343,814

Receivables from Resources provided by the Energy Development Account - CDE – refer to: (i) low income subsidies totaling R$ 11,628; (ii) other tariff discounts granted to consumers amounting to R$ 5,280; and (iii) increases related to System Service Charge (“ESS”) – energy security, hydrological risk, involuntary exposure and CVA for System Service Charge ESS and energy, amounting to R$ 231,043.

(11)    INVESTMENTS

	Parent company		Consolidated
	September 30, 2013	December 31, 2012 restated	September 30, 2013	December 31, 2012 restated
Permanent equity interests - equity method
By equity method of the subsidiary	5,110,702	4,867,886	1,038,829	1,006,771
Value-added of assets, net	1,016,308	1,114,676	14,426	15,355
Goodwill	6,054	6,054	-	-
Total	6,133,064	5,988,616	1,053,255	1,022,126

11.1 - Permanent Equity Interests – equity method:

The main information on the investments in direct permanent equity interests is as follows:

		September 30, 2013				September 30, 2013	December 31, 2012 restated	September 30, 2013	December 31, 2012 restated
Investment	Number of shares (thousand)	Total assets	Capital	Shareholders' Equity	Profit or loss for the period	Shareholders Equity Interest		Equity in Subsidiaries
CPFL Paulista	177,909	7,619,958	209,854	1,076,146	468,681	1,076,146	418,421	468,681	391,860
CPFL Piratininga	53,031,259	2,601,261	99,900	345,655	43,186	345,655	215,944	43,186	133,545
CPFL Santa Cruz	371,772	370,314	63,858	96,627	(3,881)	96,627	107,664	(3,881)	27,079
CPFL Leste Paulista	895,733	160,698	24,145	54,448	533	54,448	67,149	533	9,471
CPFL Sul Paulista	463,482	197,175	21,041	47,901	3,101	47,901	68,867	3,101	12,525
CPFL Jaguari	212,126	152,691	16,294	30,800	913	30,800	43,952	913	8,069
CPFL Mococa	121,761	113,635	14,797	29,118	10,383	29,118	38,345	10,383	4,268
RGE	807,168	3,656,851	919,464	1,222,200	86,787	1,222,200	1,289,756	86,786	222,280
CPFL Geração	205,487,716	5,659,765	1,039,619	2,021,858	139,040	2,021,858	2,534,388	139,040	236,932
CPFL Jaguari Geração	40,108	48,998	40,108	44,265	4,871	44,265	48,102	4,871	6,675
CPFL Brasil	2,999	432,504	2,999	18,631	19,798	18,631	(81,923)	19,798	71,673
CPFL Planalto	630	4,588	630	(655)	(1,242)	(655)	587	(1,242)	8,091
CPFL Serviços	66,620	138,084	66,620	71,382	1,222	71,382	73,056	1,222	7,743
CPFL Atende (**)	1	20,164	13,991	13,164	43	13,164	15,187	43	1,939
Chumpitaz	2,059	17,165	2,059	3,851	3,648	3,851	4,646	3,648	4,744
CPFL Total	19,005	36,041	19,005	19,426	1,688	19,426	21,555	1,688	2,305
CPFL Jaguariuna	189,620	2,775	2,926	1,853	(334)	1,853	2,187	(334)	(65)
CPFL Telecom	19,900	10,329	20	(1,181)	(1,184)	(1,181)	2	(1,184)	-
CPFL Centrais Geradoras	10	17,930	14,976	15,213	238	15,213	-	238	-
Subtotal - By shareholders' equity of the subsidiary						5,110,702	4,867,886	777,491	1,149,135
Amortization of added value on assets						-	-	(98,371)	(102,340)
Total						5,110,702	4,867,886	679,120	1,046,796

(*) Number of quotas

Fair value adjustments (added value) of net assets acquired in business combinations are classified under Investments in the parent company’s balance sheet. Amortization of the fair value adjustments (added value) of net assets of R$ 98,371 (R$ 102,340 in the nine months of 2012) is classified in the parent company’s income statement under “income from equity in subsidiaries”, in accordance with ICPC 09.

The changes in investments in subsidiaries in the parent company in the period are shown below:

Investment	Investment as of December 31, 2012 restated	Capital increase /payment of capital	Equity in subsidiary (profit or loss)	Equity in subsidiary (Other comprehensive income)	Changes in Shareholders’ Equity	Dividend and Interest on shareholders’ equity receivable	Corporate restructuring	Investment as of September 30, 2013
CPFL Paulista	418,421	-	468,681	348,682	-	(159,638)	-	1,076,146
CPFL Piratininga	215,944	-	43,186	121,518	-	(34,993)	-	345,655
CPFL Santa Cruz	107,664	-	(3,881)	-	-	(7,156)	-	96,627
CPFL Leste Paulista	67,149	-	533	-	-	(11,263)	(1,971)	54,448
CPFL Sul Paulista	68,867	-	3,101	-	-	(16,978)	(7,090)	47,901
CPFL Jaguari	43,952	-	913	-	-	(12,145)	(1,920)	30,800
CPFL Mococa	38,345	-	10,383	-	-	(17,167)	(2,443)	29,118
RGE	1,289,756	-	86,786	26,298	-	(180,641)	-	1,222,200
CPFL Geração	2,534,388	-	139,040	6,429	60,089	(527,788)	(190,300)	2,021,858
CPFL Jaguari Geração	48,102	-	4,871	-	-	(8,709)	-	44,265
CPFL Brasil	(81,923)	-	19,798	-	-	(109,544)	190,300	18,631
CPFL Planalto	587	-	(1,242)	-	-	-	-	(655)
CPFL Serviços	73,056	-	1,222	-	-	(2,896)	-	71,382
CPFL Atende	15,187	-	43	-	-	(2,066)	-	13,164
Nect	4,646	-	3,648	-	-	(4,443)	-	3,851
CPFL Total	21,555	-	1,688	-	-	(3,816)	-	19,426
CPFL Jaguariuna	2,187	-	(334)	-	-	-	-	1,853
CPFL Telecom	2	-	(1,184)	-	-	-	-	(1,181)
CPFL Centrais Geradoras	-	1,553	238	-	-	-	13,424	15,213
	4,867,886	1,553	777,491	502,927	60,089	(1,099,243)	-	5,110,702

In the financial statements, the investment balances correspond to the interest in the entities accounted for by the equity method in the subsidiary CPFL Geração:

	September 30, 2013	December 31, 2012 restated	September 30, 2013	September 30, 2012 restated
CPFL Geração's investment	Shareholders equity interest		Equity in subsidiaries

Baesa	151,749	148,606	3,142	(8,825)
Enercan	396,283	393,738	46,153	49,876
Foz do Chapecó	410,326	370,627	39,699	36,434
EPASA	80,471	93,801	(13,329)	16,798
Amortization of value-added of assets	-	-	(929)	(971)
	1,038,829	1,006,771	74,736	93,311

11.2 – Corporate restructuring CPFL Brasil and CPFL Geração

In order to simplify the corporate structure and centralize the energy generation operations on the subsidiary CPFL Geração, the restructuring in March 2013 involved a partial spin-off from the subsidiary CPFL Brasil to the subsidiary CPFL Geração of the assets and liabilities related to the investment held by CPFL Brasil in the indirect subsidiary CPFL Renováveis. Consequently, as from January 1, 2013, the date base of the spin-off, the subsidiary CPFL Geração holds the entire equity interest insubsidiary CPFL Renováveis CPFL Energia holds indirectly.

The net assets spun-off from the subsidiary CPFL Brasil, as of December 31, 2012, were R$ 1, comprised of (i) cash and cash equivalents of R$ 19; (ii) investment in CPFL Renováveis of R$ 905,281, (iii) acquisition goodwill of R$ 190,300; and (iv) debt of R$ 1,095,599 net of issuance costs. For the subsidiary CPFL Brasil, the spin-off represented a capital decrease of R$ 1, re-established simultaneously by the Company by a capital contribution of the same amount.

The goodwill of R$ 190,300 was recognized in the subsidiary CPFL Brasil at the time of the CPFL Renováveis business combination in 2011, as the subsidiary does not have control of its operations, and is therefore regarded as an associate. This transaction was accounted for at the time in the Company’s equity as a transaction between partners in the Company to have control. Since the  subsidiary CPFL Geração obtained control over CPFL Renováveis with the corporate restructuring in March 2013, the subsidiary CPFL Geração recognized the transaction in the same way as the Company, i.e., the amount of R$ 190,300 was recognized in the shareholders equity of that subsidiary.

In relation to the spun-off debt, corresponding to the issue of debentures, the subsidiary CPFL Geração issued new debentures to replace those issued by CPFL Brasil, with the same cost, amortization term and interest rate characteristics.

11.3 – Corporate restructuring CPFL Centrais Geradoras, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa

The corporate restructuring put into effect on July 31, 2013, to comply de Decree 7,805/12 and Law 12,783/13 in relation to deverticalization, resulted in the spin-off of the generation assets of the distributors CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa, which held the Rio do Peixe I, Rio do Peixe II,  Santa Alice, Macaco Branco, Lavrinha, São José, Turvinho,  Pinheirinho and São Sebastião plants. These assets were transferred to CPFL Centrais Geradoras and the Company now holds 100% of the capital of the indirect subsidiary CPFL Centrais Geradoras.

The net equity of the distribution subsidiaries spun-off, as of July 31, 2013, is R$13,424, as follows:

	CPFL Leste Paulista	CPFL Sul Paulista	CPFL Jaguari	CPFL Mococa	Net assets
Asset
Cash and cash equivalents	638	672	673	245	2,227
Financial asset of concession	1,507	7,665	1,366	2,324	12,861
Intangible assets	91	203	113	146	553
Other assets	3	2	1	2	8

Liabilities
Accrued liabilities	32	18	7	14	72
Deferred taxes debits	229	1,428	223	255	2,134
Profit sharing	7	7	2	4	20

Net assets	1,971	7,090	1,920	2,443	13,424

The total amount of R$13,415 (financial and intangible assets) was capitalized in full as a fixed asset of CPFL Centrais Geradoras.

11.4 – Share offer CPFL Renováveis

The first public offer of 28 million common shares, second offer of 43.9 million common shares and complementary offer of 1.2 million common shares of the subsidiary CPFL Renováveis (primaries), all registered, with no par value and free from all liens and encumbrances was concluded on August 19, 2013. A total of 73.1 million shares were distributed, at R$12.51 each, amounting to R$ 914,686. The operation raised a gross amount of (i) R$ 364,687 for the first and complementary offers, with the issuance of 28 and 1.2 million common shares, respectively, allocated to the capital account up to the amount of the price per share corresponding to the net equity divided by the total number of shares in the data base of March 31, 2013, latest date of the accounting information before the IPO and the outstanding amount of net funds was allocated to the capital reserve account; and (ii) R$ 549,999 for the second offer. Fund raising cost incurred in this transaction amounted to R$ 34,859.

As a result of the above-mentioned transaction, the interest of subsidiary CPFL Geração in CPFL Renováveis was reduced from 63% to 58.84% and a net impact of R$ 60,089 was recorded in the interest in subsidiaries as transactions between shareholders, in accordance with ICPC 09 and IAS 27, and recorded directly in Equity capital reserve account.

11.5 – Added value of assets (net) and goodwill

Net adjustment to fair value (added value) of assets refers mainly to the right to the concession, acquired through business combinations. The goodwill relates mainly to the acquisition of investments, based on projections of future income.

In the consolidated financial statements these amounts are classified under Intangible Assets (Note 13).

11.6 – Dividends and Interest on shareholders’ equity receivable

	Parent company
	Dividends		Interest on shareholders´ equity		Total
Investment	September 30, 2013	December 31, 2012 restated	September 30, 2013	December 31, 2012 restated	September 30, 2013	December 31, 2012 restated
CPFL Paulista	389,872	254,294	34,879	12,683	424,751	266,978
CPFL Piratininga	117,816	88,211	11,267	5,879	129,083	94,090
CPFL Santa Cruz	19,764	14,481	3,916	2,043	23,681	16,524
CPFL Leste Paulista	10,323	-	940	-	11,263	-
CPFL Sul Paulista	21,095	5,153	2,165	1,130	23,260	6,282
CPFL Jaguari	11,422	-	723	-	12,145	-
CPFL Mococa	15,919	-	1,166	-	17,085	-
RGE	-	-	25,039	-	25,039	-
CPFL Jaguari Geração	4,709	-	-	-	4,709	-
CPFL Planalto	5,101	5,101	-	-	5,101	5,101
CPFL Serviços	9,080	7,139	1,601	646	10,681	7,785
CPFL Atende	1,389	1,102	624	357	2,013	1,459
Nect Serviços	7,696	3,253	-	-	7,696	3,253
CPFL Total	792	-	404	-	1,196	-
	614,977	378,735	82,725	22,738	697,702	401,473

11.7 – Business combinations 2013

Rosa dos Ventos Geração e Comercialização de Energia S.A. - RDV (it is expected that the transaction will be concluded by the end of December 2013)

June 18, 2013, the subsidiary CPFL Renováveis signed a contract for acquisition of 100% of the assets of the Canoa Quebrada windfarms, with installed capacity of 10.5 MW, and
Lagoa do Mato, with installed capacity of 3.2 MW, located on the coast of the State of Ceará. Both are operating commercially, and there is a contract with Eletrobrás, through PROINFA (Incentive Program for Alternative Sources of Electric Energy) for all the energy generated by these farms (physical information and energetic capacity measures not reviewed by the independent auditors).

The total purchase price is R$ 99,700, which includes: (i) the amount of R$ 62,000 to be paid to the seller; and (ii) assumption of Rosa dos Ventos’ debt of R$ 37,700. These amounts may be adjusted by the closing date of the acquisition, in accordance with the share purchase agreement. Acquisition of the control and payment of the purchase price are subject to compliance with the conditions established in the share purchase agreement and obtaining the pertinent authorizations.

(12)  PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	Land	Reservoirs, dams and water mains	Buildings, construction and improvements	Machinery and equipment	Vehicles	Furniture and fittings	In progress	Total
At December 31, 2012 restated	110,609	1,116,551	1,312,422	3,908,751	5,370	15,986	634,372	7,104,060
Historic cost	117,394	1,459,396	1,677,795	5,044,085	10,772	23,956	634,372	8,967,769
Accumulated depreciation	(6,786)	(342,845)	(365,372)	(1,135,334)	(5,402)	(7,969)	-	(1,863,708)

Additions	-	607	2,259	1,017	-	4	763,620	767,506
Disposals	-	-	-	(1,071)	(459)	-	-	(1,531)
Transfers	4,652	(61,340)	168,479	220,962	18,631	121	(351,505)	-
Reclassification and transfers - other assets - cost	-	6,248	(149,260)	143,643	2	-	8,587	9,220
Depreciation	(2,987)	(34,299)	(42,077)	(166,106)	(1,405)	(1,710)	-	(248,584)
Disposal of depreciation	-	-	-	103	300	-	-	403
Reclassification and transfers - other assets - depreciation	-	(509)	18,488	(16,239)	17	371	-	2,126
Spin-off generation activity on the distribuition - cost	3,953	5,420	3,070	7,443	83	(3)	-	19,966
Spin-off generation activity on the distribuition - depreciation	-	(1,680)	(2,225)	(2,595)	(38)	(3)	-	(6,541)

At September 30, 2013	116,227	1,030,997	1,311,157	4,095,907	22,499	14,766	1,055,074	7,646,624
Historic cost	125,999	1,410,330	1,702,344	5,416,078	29,027	24,072	1,055,073	9,762,922
Accumulated depreciation	(9,772)	(379,333)	(391,189)	(1,320,171)	(6,527)	(9,305)	-	(2,116,297)

	3.86%	3.22%	2.82%	4.45%	14.72%	9.28%

In accordance with CPC 20 and IAS 23, the interest on the loans and financing taken out by the subsidiaries is capitalized to qualifying property, plant and equipment assets. For further details on amounts capitalized and interest rates see Note 28.

In the first quarter of 2013, the subsidiary CPFL Renováveis completed the review of the property, plant and equipment control of the subsidiary BVP, and, as a result of this process, transferred the intangible assets and reclassified buildings and improvements to machinery and equipment, both stated in the line “transfers”. The reclassification had no effect on the depreciation expense, as the useful lives of the assets were adequate.

In the consolidated the depreciation amounts are recorded on income and loss at “Depreciation and amortization” (Note 27)

(13)  INTANGIBLE ASSETS

	Consolidated
		Concession rights
	Goodwill	Acquired in business combinations	Distribution infrastructure - operational	Distribution infrastructure - in progress	Public utility	Other intangible assets	Total
At December 31, 2012 restated	6,115	4,611,347	3,816,428	633,313	33,001	80,108	9,180,312
Historical cost	6,152	6,815,774	9,183,730	633,313	38,679	156,661	16,834,309
Accumulated Amortization	(37)	(2,204,427)	(5,367,301)	-	(5,678)	(76,553)	(7,653,996)

Additions	-	-	-	633,673	-	5,448	639,121
Amortization	-	(222,947)	(307,891)	-	(1,065)	(10,396)	(542,298)
Transfer - intangible assets	-	-	389,084	(389,084)	-	-	-
Transfer - financial asset	-	-	(114,792)	(315,184)	-	-	(429,976)
Transfer - other assets	-	-	(14,390)	-	-	(11,989)	(26,379)
Spin-off generation activity on the distribuition	-	-	(553)	-	-	-	(553)

At September 30, 2013	6,115	4,388,400	3,767,887	562,717	31,937	63,171	8,820,227
Historic cost	6,152	6,813,752	9,267,079	562,717	35,840	154,238	16,839,778
Accumulated depreciation	(37)	(2,425,352)	(5,499,193)	-	(3,903)	(91,067)	(8,019,551)

In the consolidated statements, amortization is recorded in profit or loss, under the following headings: (i) “depreciation and amortization” for amortization of the intangible assets related to Distribution Infrastructure, Use of Public Utilities and Other Intangible Assets; and (ii) “amortization of intangible concession asset” for amortization of the intangible asset acquired through a business combination (Note 27).

In accordance with CPC 20 and IAS 23, the interest on loans taken out by the subsidiaries is capitalized to qualifying intangible assets.  For further details on amounts capitalized and interest rates see Note 28.

13.1 Intangible assets acquired in business combinations

The following table shows the breakdown of the intangible asset of exploitation rights of the concession acquired in business combinations:

	Consolidated
	September 30, 2013			December 31, 2012 restated	Annual amortization rate
	Historic cost	Accumulated amortization	Net value	Net value	2013	December 31, 2012 restated
Intangible asset - acquired in business combinations
Intangible asset acquired, not merged
Parent company
CPFL Paulista	304,861	(152,336)	152,526	166,305	6.03%	6.05%
CPFL Piratininga	39,065	(18,399)	20,666	22,086	4.85%	5.58%
RGE	3,150	(1,161)	1,989	2,128	5.86%	6.90%
CPFL Geração	54,555	(25,729)	28,826	30,793	4.83%	5.28%
CPFL Santa Cruz	9	(6)	3	5	16.40%	16.25%
CPFL Leste Paulista	3,333	(2,096)	1,237	1,673	17.45%	16.16%
CPFL Sul Paulista	7,288	(4,546)	2,742	3,668	16.94%	17.90%
CPFL Jaguari	5,213	(3,288)	1,925	2,570	16.49%	14.40%
CPFL Mococa	9,110	(6,040)	3,069	4,365	18.96%	18.29%
CPFL Jaguari Geração	7,896	(2,141)	5,755	6,174	7.07%	7.64%
	434,480	(215,741)	218,739	239,766

Subsidiaries
CPFL Renováveis	3,137,277	(252,575)	2,884,702	2,981,123	4.11%	3.42%
Outros	14,478	(13,215)	1,263	1,805	4.99%	4.99%
	3,151,755	(265,790)	2,885,965	2,982,927

Subtotal	3,586,235	(481,531)	3,104,704	3,222,694

Intangible asset acquired and merged – Deductible
Subsidiaries
RGE	1,120,266	(793,735)	326,531	342,449	1.89%	1.74%
CPFL Geração	426,450	(266,853)	159,596	171,292	3.66%	4.00%
Subtotal	1,546,716	(1,060,588)	486,127	513,741

Intangible asset acquired and merged – Reassessed
Parent company
CPFL Paulista	1,074,026	(579,603)	494,423	537,838	5.39%	5.48%
CPFL Piratininga	115,762	(54,522)	61,239	65,448	4.85%	5.58%
RGE	310,128	(121,043)	189,084	202,237	5.65%	6.03%
CPFL Santa Cruz	61,685	(47,880)	13,805	18,498	10.14%	10.05%
CPFL Leste Paulista	27,034	(19,440)	7,593	10,528	14.47%	13.91%
CPFL Sul Paulista	38,168	(27,168)	11,000	15,015	14.02%	14.52%
CPFL Mococa	15,124	(11,172)	3,952	5,636	14.85%	14.56%
CPFL Jaguari	23,600	(16,944)	6,655	9,182	14.28%	13.44%
CPFL Jaguari Geração	15,275	(5,459)	9,816	10,530	6.23%	6.73%
Outros	-	-	-	-
Subtotal	1,680,801	(883,232)	797,569	874,912

Total	6,813,752	(2,425,352)	4,388,400	4,611,347

For the balances relating to the subsidiary CPFL Renováveis, amortization is recorded for the remaining terms of the respective exploration authorizations, using the straight line method. For the other balances, the amortization rates for intangible assets acquired through business combinations are based on the projected income curves of the concessionaires for the remainder of the concession term, and these projections are reviewed annually.

(14)  SUPPLIERS

	Consolidated
	September 30, 2013	December 31, 2012 restated
Current
System Service Charges	44,659	138,973
Energy purchased	1,127,607	971,977
Electricity Network Usage Charges	88,322	166,565
Materials and Services	221,953	326,544
Free Energy	89,985	85,078
Total	1,572,526	1,689,137

Non current
Materials and Services	-	4,467

(15)  ACCRUED INTEREST ON LOANS AND FINANCING AND LOANS AND FINANCING

	Consolidated
	September 30, 2013				December 31, 2012 restated
	Interest - Current and Noncurrent	Principal		Total	Interest - Current and Noncurrent	Principal		Total
		Current	Noncurrent			Current	Noncurrent
Measured at cost
Brazilian currency
BNDES - Power increases	8	2,047	-	2,055	16	3,601	1,217	4,834
BNDES/BNB - Investment	19,571	1,036,912	3,842,012	4,898,495	22,923	637,305	3,809,188	4,469,416
BNDES - Property income	33	1,562	6,035	7,630	65	2,036	7,476	9,578
BNDES - Working capital	-	(0)	-	(0)	143	36,928	-	37,071
Financial Institutions	134,195	590,933	1,532,732	2,257,860	153,720	725,379	1,406,468	2,285,567
Other	665	11,375	20,279	32,319	784	11,616	23,638	36,039
Subtotal	154,472	1,642,829	5,401,058	7,198,359	177,652	1,416,864	5,247,988	6,842,504

Foreign currency
Financial Institutions	1,042	2,397	47,868	51,306	452	2,170	44,423	47,045

Total at Cost	155,514	1,645,226	5,448,926	7,249,665	178,104	1,419,034	5,292,411	6,889,549

Measured at fair value
Foreign currency
Financial Institutions	10,218	275,087	1,897,555	2,182,861	22,460	-	2,365,786	2,388,245

Total at fair value	10,218	275,087	1,897,555	2,182,861	22,460	-	2,365,786	2,388,245

Total	165,732	1,920,313	7,346,481	9,432,526	200,564	1,419,034	7,658,196	9,277,794

	Consolidated
Measured at amortized cost	June 30. 2013	December 31. 2012 restated	Annual interest	Amortization	Collateral
Brazilian currency
BNDES - Power increases
CPFL Renováveis
CPFL Renováveis	2,053	4,834	TJLP + 3,1% a 4,3%	72 to 75 monthly installments from September 2007 to July 2008	CPFL Energia guarantee and promissory note

BNDES/BNB/FINEP/NIB - Investment
CPFL Paulista
FINEM III	6,720	26,885	TJLP + 3.3%	72 monthly installments from January 2008	CPFL Energia guarantee. receivables and promissory note
FINEM IV	80,111	128,200	TJLP + 3.28% to 3.4%	60 monthly installments from January 2010	CPFL Energia guarantee and receivables
FINEM V	145,453	170,651	TJLP + 2.12% to 3.3%	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
FINEM V	64,623	71,522	Fixed rate 5.5% to 8.0%	114 monthly installments from August 2011	CPFL Energia guarantee and receivables
FINEM VI	281,950	149,873	TJLP + 2.06% a 3.08%	72 monthly installments from January 2014	CPFL Energia guarantee and receivables
FINEM VI	209,629	190,349	Fixed rate 2.5%	114 monthly installments from June 2013	CPFL Energia guarantee and receivables
FINAME	52,812	59,149	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
CPFL Piratininga
FINEM II	3,992	15,971	TJLP + 3.3%	72 monthly installments from January 2008	CPFL Energia guarantee. receivables and promissory note
FINEM III	33,392	53,434	TJLP + 3.28% to 3.4%	60 monthly installments from January 2010	CPFL Energia guarantee and receivables
FINEM V	71,093	55,166	TJLP + 2.06% to 3.08%	72 monthly installments from January 2014	CPFL Energia guarantee and receivables
FINEM V	51,450	29,591	Fixed rate 2.5%	114 monthly installments from June 2013	CPFL Energia guarantee and receivables
FINEM IV	78,311	91,622	TJLP + 2.12% to 3.3%	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
FINEM IV	31,791	35,125	Fixed rate 5.5% to 8%	114 monthly installments from August 2011	CPFL Energia guarantee and receivables
FINAME	25,043	28,048	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
RGE
FINEM IV	50,994	81,606	TJLP + 3.28 to 3.4%	60 monthly installments from January 2010	CPFL Energia guarantee and receivables
FINEM V	87,755	102,980	TJLP + 2.12 to 3.3%	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
FINEM V	21,236	23,385	Fixed rate 5.5%	96 monthly installments from February 2013	CPFL Energia guarantee and receivables
FINEM VI	157,286	85,257	TJLP + 2.06 to 3.08%	72 monthly installments from January 2014	CPFL Energia guarantee and receivables
FINEM VI	74,472	51,671	Fixed rate 2.5%	114 monthly installments from June 2013	CPFL Energia guarantee and receivables
FINAME	12,566	14,074	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
FINAME	360	404	Fixed rate 10.0%	90 monthly installments from May 2012	Equipment fiduciary alienation
CPFLSanta Cruz
FINAME e CCB	3,716	5,527	TJLP + 2.00% to 2.90%	59 monthly installments from December 2010	CPFL Energia guarantee and receivables
FINEM I	12,466	18,374	TJLP + 1.66% to 3.06%	28 monthly installments from January 2013	CPFL Energia guarantee
FINEM I	5,143	4,330	TJLP + 1.66% to 3.06%	1 installment in April 2015	CPFL Energia guarantee
CPFL Leste Paulista
CCB	3,038	4,090	TJLP + 2.9%	54 monthly installments from June 2011	CPFL Energia guarantee and receivables
FINEM I	6,179	8,881	TJLP + 1.66% to 3.06%	28 monthly installments from January 2013	CPFL Energia guarantee
FINEM I	1,685	1,685	TJLP + 2.06% to 3.06%	1 installment in April 2015	CPFL Energia guarantee
CPFL Sul Paulista
CCB	3,290	4,430	TJLP + 2.9%	54 monthly installments from June 2011	CPFL Energia guarantee and receivables
FINEM I	7,720	11,071	TJLP + 1.66% to 3.06%	28 monthly installments from January 2013	CPFL Energia guarantee
FINEM I	1,366	1,242	TJLP + 2.06% to 3.06%	1 installment in April 2015	CPFL Energia guarantee
CPFL Jaguari
CCB	1,819	2,639	TJLP + 2.9%	54 monthly installments from December 2010	CPFL Energia guarantee and receivables
CCB	2,137	2,138	TJLP + 3.1%	96 monthly installments from June 2014	CPFL Energia guarantee
CCB	586	531	Basket of currencies + 2.1%	96 monthly installments from June 2014	CPFL Energia guarantee
CPFL Mococa
CCB	2,127	3,040	TJLP + 2.9%	54 monthly installments from January 2011	CPFL Energia guarantee and receivables
CCB	2,749	2,750	TJLP + 3.1%	96 monthly installments from June 2014	CPFL Energia guarantee
CCB	754	683	Basket of currencies + 2.1%	96 monthly installments from June 2014	CPFL Energia guarantee
CPFL Serviços
FINAME	13,365	3,478	Fixed rate 2.5% to 10.0%	127 monthly installments from November 2012	CPFL Energia guarantee and equipment fiduciary alienation
FINAME	91	101	TJLP + 4.2%	90 monthly installments from November 2012	CPFL Energia guarantee and equipment fiduciary alienation
CERAN
CERAN	421,568	458,569	TJLP + 3.69% to 5%	168 monthly installments from December 2005	Pledge of shares. credit and concession rights and revenue and CPFL Energia guarantee
CERAN	54,627	54,067	Basket of currencies + 5% (1)	168 monthly installments from February 2006	Pledge of shares. credit and concession rights and revenue and CPFL Energia guarantee
CPFL Renováveis
FINEM I	360,713	384,629	TJLP + 1.95%	168 monthly installments from october 2009 to July 2011	PCH Holding joint debtor letters of guarantee
FINEM II	32,841	35,395	TJLP + 1.90%.	144 monthly installments from June 2011	CPFL Energia guarantee. fiduciary alienation of assets and joint fiduciary assignment of credit rights
FINEM III	615,019	616,796	TJLP + 1.72%	192 monthly installments from May 2013	CPFL Energia guarantee. plegde of shares. fiduciary alienation of assets and joint fiduciary assignment of credit rights
FINEM V	115,934	124,508	TJLP + 2.8% to 3.4%	143 monthly installments from December 2011	PCH Holding 2 and CPFL Renewable debtor solidarity.
FINEM VI	77,326	71,741	TJLP + 2.05%	173 a 192 monthly installments from october 2013 e April 2015	CPFL Renováveis pledge of shares. pledge of receivables
FINEM VII	198,681	213,404	TJLP + 1.92%	156 monthly installments from october 2010 a September 2023	Pledge of shares. fiduciary alienation and equipment fiduciary alienation
FINEM VIII	41,084	39,024	TJLP + 2.02%	192 monthly installments from January 2014	Pledge of CPFL Renováveis shares. pledge of shares and Reserve Account of SPE and assignment of Receivables
FINEM IX	48,839	54,413	TJLP + 2.15%	120 monthly installments from May 2010	Pledge of shares. fiduciary alienation and equipment fiduciary alienation
FINEM X	1,202	1,428	TJLP + 0%	84 monthly installments from october 2010	Pledge of shares. fiduciary alienation and equipment fiduciary alienation
FINEM XI	140,940	149,558	TJLP + 1.87% to 1.9%	108 to 168 monthly installments from January 2012 to January 2013.	CPFL Energia guarantee. fiduciary alienation of assets and joint fiduciary assignment of credit rights
FINAME I	197,103	217,318	Fixed rate 5.5%	102 to 108 monthly installments from January 2012 to August 2020	CPFL Energia guarantee. fiduciary alienation of assets and fiduciary assignment of credit rights
FINAME II	32,692	36,662	Fixed rate 4.5%	102 monthly installments from June 2011	CPFL Energia guarantee. fiduciary alienation of assets and joint fiduciary assignment of credit rights
FINAME III	97,940	59,025	Fixed rate 2.5%	108 monthly installments from January 2014	Pledge of CPFL Renováveis shares. pledge of shares and Reserve Account of SPE and assignment of receivables
BNB	135,451	144,251	Fixed rate at 9.5% to 10% p.a.	168 monthly installments from January 2009	Fiduciary alienation
BNB	177,204	181,925	Fixed rate 10% p.a.	222 monthly installments from May 2010	CPFL Energia guarantee
NIB	78,996	82,488	IGPM + 8.63% p.a.	Interest and principal quarterly paid. started in June 2011 until September 2023	No guarantee
Ponte BNDES I	62,661	-	TJLP + 3.02%	1 installment in April 2014	Pledge of SPE shares
Ponte BNDES II	82,138	-	TJLP + 3.02%	1 installment in February 2014	Pledge of SPE shares
Ponte BNDES III	190,450	-	TJLP + 3.02%	1 installment in February 2014	Pledge of SPE shares
Ponte BNDES IV	122,156	-	TJLP + 3.02%	1 installment in April 2014	Pledge of SPE shares
CPFL Brasil
FINEP	3,660	4,260	Fixed rate 5%	81 monthly installments from August 2011	Receivables

BNDES - Other
CPFL Serviços
Bens de Renda	2,593	4,316	TJLP + 1.72% to 2.84%	88 monthly installments from January 2010	Fiduciary alienation of assets and CPFL Energia guarantee
Bens de Renda	5,037	5,262	Fixed rate 4.5% to 8.7%	125 monthly installments from March 2012	Fiduciary alienation of assets and CPFL Energia guarantee
CPFL Piratininga
working capital	-	2,290	TJLP + 5% (2)	24 monthly installments from February 2011	No guarantee
working capital	-	20,766	TJLP + 5% (2)	24 monthly installments from october 2011	Promissory note
CPFL Geração
working capital	-	14,015	TJLP + 4.95%	24 monthly installments from July 2011	CPFL Energia guarantee

Financial Institutions
CPFL Paulista
Banco do Brasil - Lei 8727	7,919	16,984	IGP-M + 7.42%	240 monthly installments from May 1994	Receivables (CPFL Paulista and São Paulo Government)
Banco do Brasil - working capital	107,062	104,612	107% of CDI	1 installment in April 2015	CPFL Energia guarantee
Banco do Brasil - working capital (*)	128,295	182,385	98.5% of CDI	04 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - working capital (**)	91,482	174,749	99% of CDI	02 annual installments from March 2013	CPFL Energia guarantee
Banco do Brasil - working capital (***)	249,652	-	104,90% of CDI	02 annual installments from July 2017	CPFL Energia guarantee
CPFL Piratininga
Banco do Brasil - working capital (*)	11,799	16,774	98.5% of CDI	04 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - working capital (**)	11,944	22,573	99% of CDI	02 annual installments from March 2013	CPFL Energia guarantee
Banco do Brasil-working capital	43,939	-	104,9% of CDI (****)	02 annual installments from July 2017	CPFL Energia guarantee
RGE
Banco do Brasil - working capital (*)	55,257	172,665	98.50% of CDI	04 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - working capital (**)	34,549	62,992	99% of CDI	02 annual installments from March 2013	CPFL Energia guarantee
CPFL Santa Cruz
Banco do Brasil - working capital (*)	-	10,044	98.5% of CDI	02 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - working capital (**)	4,220	7,905	99% of CDI	02 annual installments from March 2013	CPFL Energia guarantee
Banco do Brasil - working capital (***)	32,954	-	104,90% of CDI	02 annual installments from July 2017	CPFL Energia guarantee
CPFL Leste Paulista
Banco do Brasil - working capital (*)	-	10,326	98.5% of CDI	02 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - working capital (**)	10,906	20,429	99% of CDI	02 annual installments from March 2013	CPFL Energia guarantee
Banco IBM - working capital (***)	8,415	9,316	100% of CDI	14 semiannual installments from December 2012 e January 2013	CPFL Energia guarantee
CPFL Sul Paulista
Banco do Brasil - working capital (*)	-	6,215	98.5% of CDI	02 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - working capital (**)	5,817	10,950	99% of CDI	02 annual installments from March 2013	CPFL Energia guarantee
Banco do Brasil -working capital (***)	20,971	-	104,90% of CDI	02 annual installments from July 2017	CPFL Energia guarantee
CPFL Jaguari
Banco do Brasil - working capital (*)	-	1,099	98.5% of CDI	02 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - working capital (**)	3,652	6,955	99% of CDI	02 annual installments from March 2013	CPFL Energia guarantee
Banco do Brasil -working capital (***)	2,896	-	104,90% of CDI	02 annual installments from July 2017	CPFL Energia guarantee
Banco IBM - working capital (****)	17,717	19,416	100% of CDI	14 semiannual installments from December 2012	CPFL Energia guarantee
CPFL Mococa
Banco do Brasil - working capital (*)	-	5,210	98.5% of CDI	02 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - working capital (**)	1,856	3,471	99% of CDI	02 annual installments from March 2013	CPFL Energia guarantee
Banco do Brasil -working capital (***)	18,970	-	104,90% of CDI	02 annual installments from July 2017	CPFL Energia guarantee
Banco IBM - working capital (***)	5,749	6,320	100% of CDI	14 semiannual installments from December 2012	CPFL Energia guarantee
CPFL Serviços
Banco IBM - working capital (***)	7,956	8,248	CDI + 0.10%	11 semiannual installments from June 2013	CPFL Energia guarantee
CPFL Geração
Banco do Brasil - working capital	639,441	624,326	107% of CDI	1 installment in April 2015	CPFL Energia guarantee
Bradesco - promissory note	-	-	CDI + 0.75%	1 installment in June 2014	CPFL Energia guarantee
CPFL Renováveis
Banco Safra	53,744	52,542	CDI+ 0.4%	Annual installments unitl 2014	No guarantee
HSBC	350,256	397,523	CDI + 0.5%	8 annual installments from June 2013	Shares alienation
Banco do Brasil - promissory notes	-	331,538	108.5% of CDI	1 installment in January 2013	No guarantee
Banco do Brasil - promissory notes	140,899	-	108.5% of CDI	1 installment in May 2013	No guarantee
Banco Itaú - working capital	36,207	-	CDI + 1.05%	1 installment in November 2014	No guarantee
Banco Itaú - working capital	153,332	-	CDI + 105%	Half-yearly installments to June 2014	No guarantee

Other
Eletrobrás
CPFL Paulista	7,294	8,490	RGR + 6% to 6.5%	monthly installments from August 2006	Receivables and promissory notes
CPFL Piratininga	427	555	RGR + 6%	monthly installments from August 2006	Receivables and promissory notes
RGE	12,356	14,165	RGR + 6%	monthly installments from August 2006	Receivables and promissory notes
CPFL Santa Cruz	2,316	2,806	RGR + 6%	monthly installments from January 2007	Receivables and promissory notes
CPFL Leste Paulista	1,014	845	RGR + 6%	monthly installments from February 2008	Receivables and promissory notes
CPFL Sul Paulista	1,138	1,366	RGR + 6%	monthly installments from August 2007	Receivables and promissory notes
CPFL Jaguari	62	77	RGR + 6%	monthly installments from June 2007	Receivables and promissory notes
CPFL Mococa	288	334	RGR + 6%	monthly installments from January 2008	Receivables and promissory notes
Other	7,427	7,402
Subtotal Brazilian Currency - Cost	7,198,359	6,842,504

Foreign Currency
Financial institutions
CPFL Paulista
C-Bond (4)	2,487	3,310	US$ + 8% FIXED	21 semiannual installments from April 2004	Revenue/Government SP guaranteed
Discount Bond (4)	19,824	17,879	US$ + Libor 6 months + 0.8125%	1 installment in April 2024	Revenue/Government SP guaranteed
PAR-Bond (4)	28,996	25,856	US$ + 6% FIXED	1 installment in April 2024	Revenue/Government SP guaranteed
Subtotal Foreign Currency - Cost	51,306	47,045

Total Measured at cost	7,249,665	6,889,549

Foreign Currency
Measured at fair value
Financial Institutions
CPFL Paulista
BNP Paribas	236,073	215,534	US$ + 2.78% (3)	1 installment in June 2014	CPFL Energia guarantee and promissory notes
J.P.Morgan	-	106,746	US$ + 2.74% (3)	1 installment in July 2014	CPFL Energia guarantee and promissory notes
J.P.Morgan	-	106,156	US$ + 2.55% (3)	1 installment in August 2014	CPFL Energia guarantee and promissory notes
Bank of America Merrill Lynch	-	317,501	US$ + 2.33% (3)	1 installment in July 2014	CPFL Energia guarantee and promissory notes
Bank of America Merrill Lynch	242,280	226,077	US$ + 3.69% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Bank of America Merrill Lynch	349,744	-	Libor 3m + 1,48%	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Societe Generale	-	48,535	US$ + 3.55% (3)	1 installment in August 2016	CPFL Energia guarantee and promissory notes
HSBC	-	50,654	US$ + 2.37% (3)	1 installment in September 2014	CPFL Energia guarantee and promissory notes
Scotiabank	56,701	52,444	US$ + 3.3125% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Morgan Stanley	117,586	107,877	US$ + Libor 6 months + 1.75% (3)	1 installment in September 2016	CPFL Energia guarantee and promissory notes
Citibank	117,635	107,952	US$ + Libor 6 months + 1.77% (3)	1 installment in September 2016	CPFL Energia guarantee and promissory notes
CPFL Piratininga
BNP Paribas	-	63,855	US$ + 2.62% (3)	1 installment in July 2014	CPFL Energia guarantee and promissory notes
J.P.Morgan	-	212,169	US$ + 2.52% (3)	1 installment in August 2014	CPFL Energia guarantee and promissory notes
Societe Generale	-	63,685	US$ + 3.55% (3)	1 installment in August 2016	CPFL Energia guarantee and promissory notes
Scotiabank	74,059	68,498	US$ + 3.3125% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Citibank	18,780	17,233	US$ + Libor 6 months + 1.69%(3)	1 installment in August 2016	CPFL Energia guarantee and promissory notes
Sumitomo Mitsui	-	107,703	US$ + Libor 6 months + 1.75% (3) (****)	1 installment in August 2016	CPFL Energia guarantee and promissory notes
Santander	146,716	-	USD + 2,58% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
CPFL Geração
Citibank	155,383	134,642	US$ + Libor 6 months + 1.69% (3)	1 installment in August 2016	CPFL Energia guarantee and promissory notes
RGE
J.P. Morgan	109,669	101,214	US$ + 2.64% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Bank of Tokyo-Mitsubishi	41,008	-	Libor 3m + 0.82% (6)	1 installment in April 2018	CPFL Energia guarantee and promissory note
Bank of Tokyo-Mitsubishi	186,680	-	Libor 3m + 0.83% (6)	1 installment in May 2018	CPFL Energia guarantee and promissory note
Citibank	165,427	148,853	US$ + Libor 6 months + 1.45% (5)	1 installment in April 2017	CPFL Energia guarantee and promissory notes
CPFL Santa Cruz
J.P. Morgan	22,260	20,522	US$ + 2.38% (3)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
Banco Santander	20,473	-	US$ + 2.544% (3)	1 installment in June 2016	CPFL Energia guarantee and promissory note
CPFL Leste Paulista
Scotiabank	28,246	25,920	US$ + 2.695% (3)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
Citibank	10,866	9,962	US$ + Libor 6 months + 1.52% (3)	1 installment in September 2014	CPFL Energia guarantee and promissory notes
CPFL Sul Paulista
J.P. Morgan	11,687	10,775	US$ + 2.38% (3)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
Scotiabank	11,863	10,912	US$ + 2.695% (3)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
Citibank	10,866	9,985	US$ + Libor 6 months + 1.52% (3)	1 installment in September 2014	CPFL Energia guarantee and promissory notes
Banco Santander	22,521	-	US$ + 2.544% (3)	1 installment in June 2016	CPFL Energia guarantee and promissory note
CPFL Jaguari
Scotiabank	14,687	13,510	US$ + 2.695% (3)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
Citibank	9,955	9,162	US$ + Libor 6 months + 1.57% (3)	1 installment in August 2014	CPFL Energia guarantee and promissory notes
Santander	31,734	-	US$ + 2.544% (3)	1 installment in June 2016	CPFL Energia guarantee and promissory note
CPFL Mococa
Scotiabank	12,431	11,432	US$ + 2.695% (3)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
Citibank	9,508	8,737	US$ + Libor 6 months + 1.52%(3)	1 installment in September 2014	CPFL Energia guarantee and promissory notes
Total Foreign Currency - fair value	2,182,861	2,388,246

Total consolidated	9,432,526	9,277,794

The subsidiaries hold swaps converting the operating cost of currency variation to interest tax variation in reais. corresponding to:
(1) 176.19% of CDI	(3) 95.50% to 106.85% of CDI		(6) 106.40% to 107.70% of CDI
(2) 106% to 106.5% of CDI	(5) 108% of CDI
(4) As certain assets are dollar indexed. a partial swap of R$ 12.089 was contracted. converting the currency variation to 95.78% of the CDI.

(*) Efective tax
CPFL Paulista and CPFL Piratininga - 98.5% CDI + 2.88%
RGE - 98.5% of CDI + 2.5%p.a.
CPFL Santa Cruz. CPFL Sul Paulista. CPFL Leste Paulista. CPFL Mococa. CPFL Jaguari - 98.5% CDI + 2.28%

(**) Effective tax:

CPFL Paulista - 99.0% of CDI + 2.38% and CPFL Piratininga - 99.0% of CDI + 2.38%

RGE - 99.0% of CDI + 2.38%.

CPFL Santa Cruz, CPFL Sul Paulista, CPFL Leste Paulista, CPFL Mococa, CPFL Jaguari - 99.0% CDI + 2.38%

(***) Effective tax:
CPFL Leste Paulista. CPFL Mococa and CPFL Jaguari - 100% to 104% CDI + 1.88%
CPFL Serviços - CDI + 0.10% + 1.88%
CPFL Piratininga 104.9% CDI
(****) Effective tax:
CPFL Piratininga – 98.65% CDI +0.10%

In accordance with CPCs 38 and 39 and IAS 39, the Company and its subsidiaries classified their debts, as segregated in the tables above, as (i) other financial liabilities (or measured at amortized cost), and (ii) financial liabilities measured at fair value through profit and loss.

The objective of classification of financial liabilities measured at fair value is to compare the effects of recognition of income and expense derived from marking hedge derivatives to market, tied to the loans and financing, in order to obtain more relevant and consistent accounting information. At September 30, 2013, the total balance of the loans and financing measured at fair value was R$ 2,182,861 (R$ 2,388,245 at December 31, 2012).

Changes in the fair values of these loans and financing are recognized in the financial income (expense) of the subsidiaries. Losses of R$ 63,684 (R$ 95,435 at December 31, 2012), on marking the debts to market, less the gains of R$ 38,419 (R$ 81,753 at December 31, 2012), of marking to market the derivative financial instruments contracted as a hedge against foreign exchange variations (Note 32), results in a total net loss of R$ 25,265 (R$ 13,682 at December 31, 2012).

The maturities of the principal long-term balances of loans and financing are scheduled as follows:

Maturity	Consolidated
From October 1, 2014	181,174
2015	1,439,826
2016	1,890,685
2017	788,703
2018	987,745
2019 to 2024	1,551,676
2025 to 2030	363,672
2031 to 2036	54,047
2037 to 2042	28,544
Subtotal	7,286,072
Mark to Market	60,408
Total	7,346,481

Main additions in the period:

Brazilian currency

Investment:

CPFL Paulista – FINEM VI – the subsidiary obtained approval for BNDES financing of R$ 790,000 in 2012, part of a FINEM credit line, to be used in the 2012/2013 subsidiary’s investment plan. The amount of R$ 151,386 was released in the nine months and the outstanding balance of R$ 298,614 is scheduled for release by the end of the first quarter of 2014.

CPFL Piratininga – FINEM V – the subsidiary obtained approval for BNDES financing of R$ 220,000 in 2012, part of a FINEM credit line, to be used in the 2012/2013 subsidiary’s investment plan . The amount of R$ 38,063 was released in the nine month period and the outstanding balance of R$ 97,437 is scheduled for release by the end of the first quarter of 2014.

RGE – FINEM VI - the subsidiary obtained approval for financing of R$ 274,997 in 2012, part of a FINEM credit line, to be used in the 2012/2013 subsidiary’s investment plan. The amount of R$ 94,639 was released in the nine months and the outstanding balance of R$ 43,849 is scheduled for release in the first quarter of 2014.

CPFL Serviços – FINAME – In 2013, the subsidiary CPFL Serviços obtained financing from Banco Itaú BBA for the acquisition of vehicles and equipment. The amount of R$ 10,232 was released in the nine months. The agreement has no restrictive clauses.

CPFL Renováveis – BNDES bridging loans I and IV – In 2012, the BNDES approved financing of R$ 175,476, to be used for the indirect subsidiaries Macacos, Costa Branca, Juremas and Pedra Preta. The whole amount was released in the nine months. There are no restrictive clauses for this transaction, only escrow of the subsidiaries’ shares and corporate guarantee of CPFL Renováveis.

CPFL Renováveis – BNDES bridging loans II and III – The indirect subsidiaries belonging to the Atlântica wind complex raised bridging loans amounting to R$ 263,714 from the BNDES in 2013, in order to meet the project requirements pending long-term financing. There are no restrictive clauses for this transaction, only escrow of the subsidiaries’ shares and corporate guarantee of CPFL Renováveis.

CPFL Renováveis – FINAME III – The indirect subsidiaries Coopcana and Alvorada raised R$ 37,753 on the BNDES in 2013. The outstanding balance to be released is R$ 77,938.

Financial institutions:

CPFL Renováveis – Banco do Brasil (Promissory note and working capital) - In 2012, the indirect subsidiaries Atlântica I, Atlântica II, Atlântica IV, Atlântica V, Alvorada and Coopcana signed financing agreements in the form of promissory notes amounting to R$ 320,000, to be used for construction of four wind farms and two biomass plants. The amount of R$ 332,107 was amortized in January 2013, (principal of R$ 320,000 and interest of R$12.107). More promissory notes were issued on the same date, amounting to R$ 230,000, at the same cost of 108.5 % of the CDI, maturing in May 2013. The amount of R$ 94,399 was partially liquidated in May 2013, in relation to these new promissory notes, by using the BNDES bridging loan, and the outstanding balance was settled in July 2013 with resources of R$ 138,000 raised by a new issue under the same conditions. There are no restrictive clauses for this transaction.

CPFL Renováveis – Banco Itaú (Working capital) – The indirect subsidiaries belonging to the Campos dos Ventos II wind complex raised the amount of R$ 35,000 from Banco Itaú in 2013 to build the project. There are no restrictive clauses for this transaction.

CPFL Renováveis – Banco do Itaú (Promissory notes) – The subsidiary raised R$ 150,000 from Banco Itaú in 2013, in the form of promissory notes, to reinforce working capital. There are no restrictive clauses for this transaction.

CPFL Geração – Promissory notes - In June 2013, the subsidiary CPFL Geração issue the second series of promissory notes, by issuing 46 promissory notes with a unit face value of R$ 10,000, amounting to a total of R$ 460,000 (R$ 458,503 net of fundraising costs) and was paid in advance in August 2013, due to the 6th issue debentures (Note 16).

CPFL Paulista – Banco do Brasil – In July, 2013, the subsidiary raised R$ 250,000 (R$ 244,309 net of costs) from the Banco do Brasil to reinforce working capital and extend the debt profile. There are no restrictive clauses for this transaction.

CPFL Piratininga - Banco do Brasil – In July 2013, the subsidiary raised R$ 44,000 (R$ 42,998 net of issuance cost) from the Banco do Brasil, to reinforce working capital. There are no restrictive clauses for this transaction.

CPFL Santa Cruz - Banco do Brasil – In July 2013, the subsidiary raised R$ 33,000 (R$ 32,249 net of issuance cost) from the Banco do Brasil, to reinforce working capital. There are no restrictive clauses for this transaction.

CPFL Sul Paulista - Banco do Brasil – In July 2013, the subsidiary raised R$ 21,000 (R$ 20,522 net of issuance cost) from the Banco do Brasil, to reinforce working capital. There are no restrictive clauses for this transaction.

CPFL Jaguari - Banco do Brasil – In July 2013, the subsidiary raised R$ 2,900 (R$ 2,834 net of issuance cost) from the Banco do Brasil, to reinforce working capital. There are no restrictive clauses for this transaction.

CPFL Mococa - Banco do Brasil – In July 2013, the subsidiary raised R$ 19,000 (R$ 18,567 net of issuance cost) from the Banco do Brasil, to reinforce working capital. There are no restrictive clauses for this transaction.

Foreign currency

Financial Institutions:

Banco Santander (CPFL Santa Cruz, CPFL Sul Paulista and CPFL Jaguari) – In June 2013, the subsidiaries contracted foreign currency financing amounting to a total of R$ 73,000 with a CDI swap. The interest will be paid half yearly and the principal will be paid in full at the end of the 3rd (third) year. The funds are destined to reinforce working capital.

RGE - Bank of Tokyo Mitsubishi (Working capital) – In April and May 2013, the subsidiary contracted foreign currency financing of R$ 204,616 with a CDI swap. The interest will be paid quarterly and the principal will be paid in full at the end of the 5th (fifth) year. The funds are destined to to reinforce working capital and pay off debts.

CPFL Paulista – Bank of America Merrill Lynch – A loan of R$ 340,380 with a CDI swap, with annual interest at the quarterly Libor rate + 1.48% and a term of 3 years, was granted to the subsidiary CPFL Paulista under Law 4131/62.  Interest will be paid quarterly and the principal will be paid in full at end of the 3rd year on maturity. The funds will be used to reinforce working capital and pay debts

CPFL Piratininga - Banco Santander (Working capital) – In July 2013, the Company contracted foreign currency financing of R$ 100,000 with a CDI swap. Interest will be paid half yearly and the principal will be paid in full at the end of the third year. The funds will be used to reinforce working capital and pay debts.

RESTRICTIVE COVENANTS

The loan and financing agreements are subject to certain restrictive covenants and include clauses that require the Company and/or its subsidiaries to maintain certain financial ratios within pre-established parameters. The loans contracted in 2013 have the following clauses related to financial indicators, which are calculated half yearly in accordance with the Financial Statement of the company:

•       That indebtedness divided by EBITDA – maximum of 3.75; and

•       EBITDA divided by Financial Income (Expense) – minimum of 2.25.

For purposes of determining covenants, the definition of EBITDA takes into consideration inclusion of the main regulatory assets and liabilities and proportional consolidation criteria.

The details of the restrictive conditions for other debts are presented in the Financial Statements of December 31, 2012.

Management of the Company and its subsidiaries monitor these ratios systematically and constantly to ensure that the contractual conditions are complied with. All the restrictive conditions and clauses, whose indicators are measured half yearly and yearly, are being adequately complied according to the last assessment period, June 30, 2013 and December 31, respectively.

(16)  ACCRUED INTEREST ON DEBENTURES AND DEBENTURES

		Consolidated
		September 30, 2013				December 31, 2012 restated
		Interest	Current	Noncurrent	Total	Interest	Current	Noncurrent	Total
Parent Company
3rd issue	Single series	1,000	150,000		151,000	7,082	150,000	150,000	307,082
4th issue	Single series	38,827	-	1,287,543	1,326,370	-	-	-	-
		39,827	150,000	1,287,543	1,477,370	7,082	150,000	150,000	307,082

CPFL Paulista
5th issue	Single series	15,185	-	482,999	498,184	2,931	-	482,726	485,657
6th issue	Single series	14,704	-	658,051	672,755	26,304	-	657,800	684,105
7th issue	Single series	7,250	-	503,379	510,628	-	-	-	-
		37,138	-	1,644,429	1,681,567	29,235	-	1,140,527	1,169,762

CPFL Piratininga
3rd issue	Single series	10,893	-	259,587	270,479	4,645	-	259,391	264,036
5th issue	Single series	5,020	-	159,636	164,656	969	-	159,537	160,506
6th issue	Single series	2,451	-	109,534	111,985	4,384	-	109,474	113,858
7th issue	Single series	3,374		234,202	237,576	-	-	-	-
		21,737	-	762,959	784,696	9,998	-	528,403	538,400

RGE
3rd issue	1st series	965	33,333	-	34,298	184	33,333	-	33,517
	2nd series	1,046	46,667	-	47,713	3,383	46,667	-	50,050
	3rd series	196	13,333	-	13,529	767	13,333	-	14,100
	4th series	704	16,667	-	17,371	511	16,667	-	17,178
	5th series	704	16,667	-	17,371	511	16,667	-	17,178
5th issue	Single series	2,196	-	69,816	72,012	424	-	69,766	70,190
6th issue	Single series	11,139	-	498,499	509,638	19,928	-	498,306	518,234
7th issue	Single series	2,441	-	169,395	171,836	-	-	-	-
		19,391	126,667	737,710	883,768	25,708	126,667	568,072	720,447

CPFL Santa Cruz
1st issue	Single series	1,944	-	64,787	66,731	292	-	64,753	65,045

CPFL Brasil
2nd issue	Single series	7,231	-	227,442	234,673	8,092	-	1,316,259	1,324,351

CPFL Geração
3rd issue	Single series	11,060	-	263,601	274,661	4,716	-	263,402	268,118
4th issue	Single series	21,567	-	678,193	699,760	4,169	-	677,908	682,077
5th issue	Single series	34,634	-	1,088,539	1,123,173	-	-	-	-
6th issue	Single series	4,629		458,559	463,188	-	-	-	-
		71,890	-	2,488,893	2,560,783	8,885	-	941,310	950,195

CPFL Renováveis
1st issue - SIIF	1st to 12th series	2,187	34,440	484,967	521,594	1,774	33,483	481,051	516,308
1st issue - Renováveis	Single series	28,736	-	156,473	185,209	3,760	-	172,968	172,968
1st issue - PCH Holding 2	Single series	15,310	-	427,281	442,591			426,921	430,681
		46,233	34,440	1,068,721	1,149,394	5,534	33,483	1,080,940	1,119,957

	TOTAL	245,391	311,107	8,282,484	8,838,982	94,825	310,149	5,790,263	6,195,239

		Issued	Annual Remuneration	Annual Effective rate	Amortization Conditions	Collateral
Parent Company
3rd issue	Single series	45,000	CDI + 0.45%(1)	CDI + 0.53%	3 annual installments from September 2012	Unsecured
4th issue	Single series	129,000	CDI + 0.40%	CDI + 0.51%	1 installment in May 2015	Unsecured

CPFL Paulista
5th issue	Single series	4,840	CDI + 1.3%	CDI + 1.4%	1 single installment in June 2016	CPFL Energia guarantee
6th issue	Single series	660	CDI + 0.8%	CDI + 0.87%	3 annual installments from July 2017	CPFL Energia guarantee
7th issue	Single series	50,500	CDI + 0.83% (6)	100.0% CDI + 0.89%	4 annual installments from February 2018	CPFL Energia guarantee

CPFL Piratininga
3rd issue	Single series	260	107% of CDI	107% CDI + 0.67%	1 single installment in April 2015	CPFL Energia guarantee
5th issue	Single series	1,600	CDI + 1.3%	CDI + 1.41	1 single installment in June 2016	CPFL Energia guarantee
6th issue	Single series	110	CDI + 0.8%	CDI + 0.91%.	3 annual installments from July 2017	CPFL Energia guarantee
7th issue	Single series	23,500	CDI + 0.83% (6)	CDI + 0.89%	4 annual installments from February 2018	CPFL Energia guarantee

RGE
3rd issue	1st series	1	CDI + 0.6% (2)	CDI + 0.71%	3 annual installments from December 2011	CPFL Energia guarantee
	2nd series	1	CDI + 0.6% (3)	CDI + 0.71%	3 annual installments from December 2011	CPFL Energia guarantee
	3rd series	1	CDI + 0.6% (4)	CDI + 0.71%	3 annual installments from December 2011	CPFL Energia guarantee
	4th series	1	CDI + 0.6% (5)	CDI + 0.84%	3 annual installments from December 2011	CPFL Energia guarantee
	5th series	1	CDI + 0.6% (5)	CDI + 0.84%	3 annual installments from December 2011	CPFL Energia guarantee
5th issue	Single series	700	CDI + 1.3%	CDI + 1.43%	1 single installment in June 2016	CPFL Energia guarantee
6th issue	Single series	500	CDI + 0.8% (6)	CDI + 0.88%	3 annual installments from July 2017	CPFL Energia guarantee
7th issue	Single series	17,000	CDI + 0.83% (6)	CDI + 0.88%	4 annual installments from February 2018	CPFL Energia guarantee

CPFL Santa Cruz
1st issue	Single series	650	CDI + 1.4%	CDI + 1.52%	2 annual instalments from June 2017	CPFL Energia guarantee

CPFL Brasil
2nd issue	Single series	2,280	CDI + 1.4%	CDI + 1.48%	2 annual instalments from June 2017	CPFL Energia guarantee

CPFL Geração
3rd issue	Single series	264	107% of CDI	107% of CDI + 0.67%	1 installment in April 2015	CPFL Energia guarantee
4th issue	Single series	6,800	CDI + 1.4%	CDI + 1.49%	2 annual instalments from June 2017	CPFL Energia guarantee
5th issue	Single series	10,920	CDI + 1.40%	CDI + 1.48%	2 annual instalments from June 2017	CPFL Energia guarantee
6th issue	Single series	46,000	CDI + 0,75%	CDI + 0,75% (7)	3 annual instalments from August 2018	Fiança da CPFL Energia

CPFL Renováveis
1st issue - SIIF	1st to 12th series	432,299,666	TJLP + 1%	TJLP + 1% + 0.22%	39 consecutive semi-annual installments from 2009	Fiduciary alienation
1st issue - Renováveis	Single series	43,000	CDI + 1.7%	CDI + 1.7%	Annual installments from May 2015 and interest semi-annual installments from November 2012	Fiduciary alienation of BVP and PCH Holding dividends
1st issue - PCH Holding 2	Single series	1,581	CDI + 1.6%	CDI + 1.6%	9 annual installments from 2015 to 2023 and monthly interest from June 2015	CPFL Renováveis guarantee

The Company and its subsidiaries hold swaps that convert the prefixed component of interest on the operation to interest rate variation in reais, corresponding to:
(1) 104,4% of CDI			(3) 104,85% of CDI		(5) 104,87% of CDI	(7) 106,65% to 106,79% of CDI
(2) 105,07% of CDI			(4) 104,9% of CDI		(6) 107,85% to 108,09% of CDI

The maturities of the long-term balance of debentures are scheduled as follows:

Maturity	Consolidated
From October 1, 2014	17,220
2015	1,875,372
2016	795,440
2017	1,494,269
2018	1,897,963
2018 to 2023	2,083,313
2024 to 2029	118,907
Total	8,282,484

Main fundraising in the period

7th issue - CPFL Paulista, CPFL Piratininga and RGE

In the first quarter of 2013 a single series of registered, book-entry, unsecured debentures, not convertible into shares, of the subsidiaries CPFL Paulista, CPFL Piratininga and RGE was subscribed and paid up. The objective of the issue was to extend the indebtedness and reinforce the working capital of the subsidiaries. The debentures were guaranteed by the Company:

4th  issue – CPFL Energia

The 4th issue of 129,000 debentures by CPFL Energia, with a unit value of R$ 10, amounting to a total of R$ 1,290,000 (R$ 1,287,174 net of issuing costs) was approved in the second quarter of 2013. The debentures will mature simultaneously in May 2015. There are no restrictive clauses for this transaction.

5th issue - CPFL Geração

In order to cover the corporate restructuring mentioned in Note 11.2, the 5th issue of 10,920 debentures of the subsidiary CPFL Geração was approved on March 28, 2013, with a unit value of R$ 100, and a total amount of R$ 1,092,000, respecting the same characteristics as those originally issued by the subsidiary CPFL Brasil. The issue was paid up by the former holders of the debentures issued by the subsidiary CPFL Brasil, and there was no financial movement. As there was only an adjustment of the issuer of the debenture, there was no impact on cash or increase in indebtedness.

6th issue - CPFL Geração

In August 2013, was issue the 6th issue of 46,000 single, by controlled CPFL Geração, book entry debentures, not convertible into shares, in a single series, with a unit face value of R$ 10, and total value of R$ 460,000 (R$458,525 net of issue costs). The funds were intended for early redemption of the subsidiary’s 2nd issue of promissory notes and the interests will be paid half yearly.

RESTRICTIVE COVENANTS

The debenture issues by the subsidiaries in the period include clauses that require the Company to maintain the following financial ratios:

7th issue - CPFL Paulista, CPFL Piratininga and RGE (rates to be achieved by the Company)

•       Net indebtedness divided by EBITDA - maximum of 3.75;

•       EBITDA divided by Financial Income (Expense) - minimum of 2.25.

For purposes of determining covenants, the definition of EBITDA takes into consideration inclusion of the main regulatory assets and liabilities and proportional consolidation.

5th and 6th issue - CPFL Geração

•       Net indebtedness divided by adjusted EBITDA, - maximum of 3.75; and

•       Adjusted EBITDA divided by Financial Income (Expense) - minimum of  2.25;

The details of the restrictive covenants for the other debentures are presented in the December 31, 2012 Financial Statements.

Management of the Company and its subsidiaries monitor these ratios systematically and constantly to ensure that the conditions are complied with.

At June 30, 2013, Santa Luzia Energética S.A. had not complied with the debt coverage ratio (ICSD), which requires cash generation of 1.2 times the debt service amount for the period. Early maturity of the debt due to non-compliance with the ICSD was not declared at June 30, 2013, since on May 15, 2013, the subsidiary obtained a waiver from Banco Santander S.A. to determine the ICSD for the year ending December 31, 2013 and for the half-year ending June 30, 2014. Neither did failure to comply with the covenant result in early maturity of other debts with specific cross-default conditions.

The General Debenture Holders’ Meeting of the indirect subsidiary PCH Holding 2, held on September 3, 2013, agreed to amend Clause 4.13.1 of the Deed to change the Financial Indices calculation method so that the debt coverage ratio would be calculated from September 30, 2014, for the previous 12 months, after which the index would be calculated at the end of each year.

In the opinion of management of the Company and its subsidiaries, these restrictive covenants and clauses for which the indicators are measured quarterly, half yearly and yearly are being adequately complied with the last period of calculation at September 30, 2013, June 30, 2013 and December 31, 2012, respectively.

(17)  POST-EMPLOYMENT BENEFIT OBLIGATION

The subsidiaries sponsor supplementary retirement and pension plans for their employees. The main characteristics of these plans are as follows:

I - CPFL Paulista

The plan currently in force for the employees of the subsidiary CPFL Paulista through Fundação CESP is a Mixed Benefit Plan, in the form, to October 31, 1997, of a Defined Benefit Plan (Proportional Supplementary Defined Benefit – BSPS), and after that date, adoption of a mixed variable contribution model for scheduled retirement and a defined benefit plan for benefits for risk (disability and death).

As a result of modification of the Retirement Plan in October 1997, a liability was recognized as payable by the subsidiary calculated at the time by the external actuaries of Fundação CESP, to be settled in 260 installments (240 monthly and 20 annual installments) with maturities to October 2017, plus interest of 6% p.a. and restatement at the IGP-DI rate (FGV). Under the Contractual Amendment signed with Fundação CESP on January 17, 2008, the payment terms were amended to 238 monthly installments and 19 annual installments, as of the base date of December 31, 2007, with final maturity on October 31, 2027. The amount of the obligation at September 30, 2013 is R$ 568,126 (R$ 570,939 at December 31, 2012). At the end of each year, after appraisal by external actuaries, the balance of the obligation is adjusted to reflect the equilibrium of the equity of the Fundação CESP pension plans. The contract amount differs from the carrying amount recorded by the subsidiary, which is in accordance with CPC 33 (R1) / IAS 19.

The subsidiary’s managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

II - CPFL Piratininga

The plan currently in force for the employees of the subsidiary CPFL Piratininga through Fundação CESP is a Supplementary Retirement and Benefit Plan (Plano de Suplementação de Aposentadorias e Pensão), in the form, to March 31, 1998, of a Defined Benefit Plan (Proportional Supplementary Defined Benefit – BSPS), and after that date, adoption of a Defined Benefit Plan and a variable contribution plan.

In September 1997, through a contractual instrument of adjustment of reserves to be amortized, Eletropaulo Metropolitana El. São Paulo S.A. (the predecessor of Bandeirante) recognized an obligation to pay determined at the time by the external actuaries of the Fundação CESP, to be liquidated in 260 installments (240 monthly and 20 annual installments), amortized monthly, plus interest of 6% p.a. and restatement at the IGP-DI rate (FGV). Under the Contractual Amendment, signed with Fundação CESP on January 17, 2008, the payment terms were amended to 221 monthly payments and 18 annual installments, as of December 31, 2007, with final maturity on May 31, 2026.  The balance of the obligation at September 30, 2013 is R$ 162,877 (R$ 164,517 at December 31, 2012). At the end of each year, after appraisal by external actuaries, the balance of the obligation is adjusted to reflect the equilibrium of the equity of the Fundação CESP pension plans. The contract amount differs from the carrying amount recorded by the subsidiary, which is in accordance with CPC 33 (R1) / IAS 19.

Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

III - RGE

A defined benefit type plan, with a benefit level equal to 100% of the adjusted average of the most recent salaries, less the presumed Social Security benefit, with a Segregated Net Asset managed by ELETROCEEE. Only those whose work contracts were transferred from CEEE to RGE are entitled to this benefit. A defined benefit private pension plan was set up in January 2006 with Bradesco Vida e Previdência for employees admitted from 1997.

IV - CPFL Santa Cruz

The benefits plan of the subsidiary CPFL Santa Cruz, managed by BB Previdência - Fundo de Pensão do Banco do Brasil, is a defined contribution plan.

V - CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa e CPFL Jaguari

In December 2005, the companies joined the CMSPREV private pension plan, managed by IHPREV Pension Fund. The plan is structured as a defined contribution plan.

VI - CPFL Geração

The employees of the subsidiary CPFL Geração belong to the same pension plan as CPFL Paulista.

With the modification of the Retirement Plan, at that point maintained by CPFL Paulista, in October 1997, a liability was recognized as payable by the subsidiary CPFL Geração, calculated by the external actuaries of Fundação CESP, to be amortized in 260 installments (240 monthly and 20 annual installments) to October 2017, plus interest of 6% p.a. and restatement at the IGP-DI rate (FGV). Under the Contractual Amendment, signed with Fundação CESP on January 17, 2008, the payment terms were amended to 238 monthly installments and 19 annual installments, as of December 31, 2007, with final maturity on October 31, 2027. The balance of the obligation, at September 30, 2013, is R$ 14,375 (R$ 14,430 at December 31, 2012). At the end of each year, after appraisal by external actuaries, the balance of the obligation is adjusted to reflect the equilibrium of the equity of the Fundação CESP pension plans. The contract amount differs from the carrying amount recorded by the subsidiary, which is in accordance with CPC 33 (R1) / IAS 19.

Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

VII -   Changes in the defined benefit plans

The changes in the period in the net actuarial liability in accordance with CPC 33 (R1) are as follows:

	September 30, 2013
	CPFL Paulista	CPFL Piratininga	CPFL Geração	CPFL Geração	Total liability
Actuarial liabilitieson December 31, 2012 restated	657,231	174,223	8,355	26,136	865,945
Expense recognized in income statement	36,400	13,144	458	1,362	51,363
Actuarial gain	(341,569)	(125,305)	(8,230)	(21,126)	(496,230)
Sponsors' contributions transferred during the period	(42,900)	(13,801)	(583)	(4,388)	(61,672)
Actuarial liabilities at the end of the period	309,162	48,261	-	1,984	359,406
Other contributions	14,647	433	66	726	15,871
Actuarial liabilities on September 30, 2013	323,808	48,694	66	2,709	375,277

Current					53,804
Noncurrent					321,474

As mentioned in Notes 2.9 and 3.1, the review of CPC 33 eliminated the corridor method (among other amendments), resulting in the need for recognition of the whole net actuarial liability at base date of the actuary’s report. At December 31, 2012, the liability was increased by R$ 515,932, against comprehensive income. Due to the significant change in the macroeconomic scenario in Brazil compared with December 31, 2012, the actuarial reports where updated as at June 30, 2013 and the balances of liabilities and other comprehensive income were adjusted to reflect the new reports.

The income and expense recognized as operating cost in the actuary’s report are shown below:

	Nine months 2013
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Consolidado
Service cost	1,150	4,774	129	343	6,396
Interest on actuarial obligations	284,383	74,387	6,535	19,241	384,546
Expected return on plan assets	(249,133)	(66,017)	(6,273)	(18,223)	(339,646)
Effect of the limit on the assets to be accounted for	-	-	67	-	67
Total income	36,400	13,144	458	1,361	51,363

	Nine months 2012 restated
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Consolidado
Service cost	891	3,261	108	882	5,142
Interest on actuarial obligations	262,506	66,609	5,748	17,699	352,562
Expected return on plan assets	(243,611)	(63,843)	(6,057)	(16,635)	(330,146)
Effect of the limit on the assets to be accounted for	-	-	(2,556)	-	(2,556)
Total income	19,786	6,027	(2,757)	1,945	25,002

As mentioned above, due to the changes in the Brazilian macroeconomic scenario, the actuarial reports were updated to June 2013 and the estimated expense to be registered in the second half year of 2013 is shown below:

	Estimated - 2nd semester 2013
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Consolidated
Service cost	671	2,650	74	32	3,427
Interest on actuarial obligations	191,914	49,525	4,415	12,972	258,826
Expected return on plan assets	(176,918)	(47,338)	(4,577)	(12,950)	(241,783)
Effect of the limit on the asset to be accounted for	-	-	134	-	134
Total expense	15,667	4,837	46	54	20,604

The principal assumptions taken into consideration in the actuarial calculations, based on the actuary’s reports for the base dates of June 30, 2013 and 31 December, 2012 and 2011, were:

	June 30, 2013	December 31, 2012	December 31, 2011

Nominal discount rate for actuarial liabilities:	10.25% p.a.	8.78% p.a.	10.35% p.a.
Nominal Return Rate on Assets:	10.25% p.a.	8.78% p.a.	(*)
Estimated Rate of nominal salary increase:	6.69% p.a.	6.69% p.a.	6.69% p.a.
Estimated Rate of nominal benefits increase:	0.0% p.a.	0.0% p.a.	0.0% p.a.
Estimated long-term inflation rate (basis for establishing nominal rates above)	4.6% p.a.	4.6% p.a.	4.6% p.a.
General biometric mortality table:	AT-83	AT-83	AT-83
Biometric table for the onset of disability:	Mercer table	Mercer table	Mercer table
Expected turnover rate:	0.30 / (Service time + 1)	0.30 / (Service time + 1)	0.30 / (Service time + 1)
Likelihood of reaching retirement age:	100% when a beneficiary of the Plan first becomes eligible	100% when a beneficiary of the Plan first becomes eligible	100% when a beneficiary of the Plan first becomes eligible
(*) CPFL Paulista and CPFL Geração 11.51% p.a., CPFL Piratininga 11.72% p.a. and RGE 10.24% p.a.

(18)  REGULATORY CHARGES

	Consolidated
	September 30, 2013	December 31, 2012 restated
Fee for the Use of Water Resources	2,282	570
Global Reverse Fund - RGR	15,983	24,653
ANEEL Inspection Fee	2,127	2,421
Fuel Consumption Account - CCC	-	34,432
Energy Development Account - CDE	12,937	48,700
Total	33,329	110,776

(19)  TAXES AND SOCIAL CONTRIBUTIONS PAYABLE

	Consolidated
	September 30, 2013	December 31, 2012 restated
Current
ICMS (State VAT)	125,476	171,066
PIS (Tax on Revenue)	12,137	13,438
COFINS (Tax on Revenue)	55,976	75,992
IRPJ (Corporate Income Tax)	71,196	99,801
CSLL (Social Contribution Tax)	28,011	35,899
Other	23,999	34,275
Total	316,795	430,472

(20)  PROVISION FOR TAX, CIVIL AND LABOR RISKS AND ESCROW DEPOSITS

	Consolidated
	September 30, 2013		December 31, 2012 restated
	Provision for tax, civil and labor risks	Escrow Deposits	Provision for tax, civil and labor risks	Escrow Deposits
Labor
Various	107,629	86,156	68,205	152,762

Civil
Various	144,860	158,891	26,972	160,826

Tax
FINSOCIAL	18,984	54,117	18,968	54,074
Income Tax	92,634	729,917	90,187	704,742
Interest on shareholders’ equity - PIS and COFINS	-	-	12,517	12,517
PIS and COFINS - Non-Cumulative Method	96,717	-	94,677	-
Other	14,080	26,716	10,505	22,010
	222,415	810,750	226,855	793,343

Various	23,985	12,524	27,062	18,408

Total	498,888	1,068,320	349,094	1,125,339

The changes in the provisions for tax, civil and labor risks are shown below:

	December 31, 2012 restated	Addition	Reversal	Payment	Monetary restatement	September 30, 2013
Labor	68,205	97,938	(19,189)	(39,736)	410	107,629
Civil	26,972	185,129	(18,444)	(50,014)	1,217	144,860
Tax	226,855	5,370	-	(12,567)	2,757	222,415
Other	27,062	-	-	(3,077)	-	23,985
Provision for tax, civil and labor risks	349,094	288,436	(37,633)	(105,393)	4,384	498,888

The provisions for tax, civil and labor risks were based on assessment of the risks of losing litigation to which the Company and its subsidiaries are parties, where a loss is probable in the opinion of the external legal advisers and the Management of the Company and its subsidiaries.

Details of the provisions for tax, civil and labor risks and escrow deposits are presented in the financial statements of December 31, 2012.

Possible losses - the Company and its subsidiaries are parties to other suits and risks in which Management, supported by its external legal advisers, believes that the chances of a successful outcome are possible, due to a solid defensive position in these cases. Consequently, no provision has been established for these. It is not yet possible to predict the outcome of the courts’ decisions or any other decisions in similar proceedings considered probable or remote. The claims relating to possible losses, at September 30, 2013, were as follows: (i) R$ 244,670 labor (R$ 329,590 at December 31, 2012) related mainly to workplace accidents, risk premium, overtime, etc; (ii) R$ 576,077  civil, related mainly to bodily injury, environmental impacts and tariff increases (R$ 588,378 at December 31, 2012);  (iii) R$ 2,445,048 tax, related mainly to Income tax, ICMS, FINSOCIAL and PIS and COFINS (R$ 1,490,715 at December 31, 2012), one of the main issues is the deductibility of the expense recognized in 1997 in relation to the pension plan for employees of the subsidiary CPFL Paulista with Fundação CESP of R$ 940,891, involving an escrow deposit of R$ 639,583; and (iv) R$ 25,300 regulatory in September 30,2013.

The subsidiary CPFL Piratininga was involved in a process that challenges the ICMS calculation methodology for the supply of energy in the city of Santos/SP, which was classified as a possible loss until the first quarter of 2013. In 2013, the subsidiary decided to enroll in the Special ICMS Financing Program - PEP, to take advantage of the reductions of 75% and 60%, respectively, in fines and interest. The impacts were recognized under the following headings in the Income Statement: (i) Deduction from Income – ICMS of R$ 31,789 and (ii) Financial Expense of R$ 41,549.

The subsidiaries CPFL Paulista and CPFL Piratininga were involved in lawsuits in relation to ICMS credits on fuel and lubricant purchases. A loss in these cases was considered possible by the Company’s external legal advisers, however, the subsidiaries decided to enroll in the Special ICMS Financing Program - PEP, to take advantage of the reductions in fines and interest. The impacts were recognized under the following headings in the Income Statement: (i) Operating Expense of R$ 14,794 and (ii) Financial Expense of R$ 17,296.

The regulatory contingency relates to collection of the system service charge – ESS, in accordance with CNPE Resolution nº 03, of March 6, 2013, in which the subsidiaries and jointly-controlled subsidiaries of the Company obtained, through the Brazilian Association of Independent Producers of Electric Energy (Associação Brasileira dos Produtores Independentes de Energia Elétrica – APINE) and the Brazilian Clean Energy Generation Association (Associação Brasileira de Geração de Energia Limpa - ABRAGEL), an injunction suspending collection of the above-mentioned charge, leading the Company’s legal advisers to qualify the risk of loss as possible. The total risk amount of R$ 25,300 includes (i) R$ 14,763 for the indirect subsidiaries CPFL Renováveis (R$ 11,631) and Ceran (R$ 3,132), (ii)  the amount of R$ 9,817 for the jointly-controlled subsidiaries Epasa (R$ 1,305), Chapecoense (R$ 4,535), Baesa (R$ 961) and Enercan (R$ 3,016), and (iii) R$ 715 for the indirectly controlled Paulista Lajeado.

Based on the opinion of their external legal advisers, Management of the Company and its subsidiaries, believes that the amounts recorded reflect the current best estimate

(21)  USE OF PUBLIC UTILITIES

	Consolidated
Companies	September 30, 2013	December 31, 2012 restated	Number of remaining installments	Interest rates
CERAN	81,289	79,813	270	IGP-M + 9,6% p.a.

Current	3,612	3,443
Noncurrent	77,677	76,371

(22)  OTHER ACCOUNTS PAYABLE

	Consolidated
	Current		Noncurrent
	September 30, 2013	December 31, 2012 restated	September 30, 2013	December 31, 2012 restated
Consumers and Concessionaires	42,830	59,917	-	-
Energy Efficiency Program - PEE	198,126	168,520	22,292	11,772
Research & Development - P&D	151,815	134,463	15,084	24,790
National Scientific and Technological Development Fund - FNDCT	1,962	4,487	-	-
Energy Research Company - EPE	980	2,242	-	-
Fund for Reversal	-	-	17,750	17,750
Advances	34,276	28,073	-	20
Provision for environmental expenditure	-	-	54,730	46,215
Payroll	12,684	12,361	-	-
Profit sharing	32,794	49,396	4,171	7,846
Collections agreement	73,903	76,371	-	-
Guarantees	-	-	27,642	25,014
Advance CDE	98,090	-	-	-
Account payable - bussiness combination	11,710	11,369	-	-
Other	43,478	76,067	2,046	2,381
Total	702,648	623,267	143,714	135,788

Eletrobrás Advance – Resources provided by the CDE – In Order n° 1711 of May 29, 2013, ANEEL authorized early advance by Eletrobrás to the distribution subsidiaries, using CDE funds, of the monthly amounts approved to cover discounts on the tariffs applicable to users of the public electric energy distribution service and the balanced reduction of the tariffs, for accrual periods May to November 2013. An amount of R$ 343,313 was advanced and the balance of R$ 98,090 relates to the period October to November 2013.

(23)  SHAREHOLDERS’ EQUITY

The shareholders’ interest in the Company’s equity at September  30, 2013 and December 31, 2012 are shown below:

	Number of shares
	September 30, 2013		December 31, 2012
Shareholders	Common shares	Interest %	Common shares	Interest %
BB Carteira Livre I FIA	288,569,602	29.99	288,569,602	29.99
Caixa de Previdência dos Funcionários do Banco do Brasil - Previ	487,700	0.05	9,897,860	1.03
VBC Energia S.A.	-	-	9,897,860	1.03
Camargo Correa S.A.	837,860	0.09	12,642,390	1.31
ESC Energia S.A.	234,092,930	24.33	224,195,070	23.30
Bonaire Participações S.A.	6,308,790	0.66	6,308,790	0.66
Energia São Paulo FIA	136,820,640	14.22	115,118,250	11.96
BNDES Participações S.A.	76,557,760	7.96	81,053,460	8.42
Antares Holdings Ltda.	16,039,720	1.67	16,039,720	1.67
Brumado Holdings Ltda.	34,502,100	3.59	34,502,100	3.59
Membros da Diretoria Executiva	102,350	0.01	47,610	0.00
Demais Acionistas	167,954,808	17.45	164,001,548	17.04
Total	962,274,260	100.00	962,274,260	100.00

Details of the items included in shareholders’ equity are described in the financial statements of December 31, 2012.

23.1 – Change in interest and stock purchase option - Company’s controlling shareholders

In a Relevant Fact dated March 28, 2013 the Company informed that the stock purchase option by its controlling shareholders had been concluded. This transaction was disclosed previously in a Relevant Fact dated January 24, 2013, described in the financial statements of December 31, 2012.

After completion of the transaction, by means of the effective transfer of the shares on March 25, 2013, ownership of the shares is now as follows:

	Number of shares-linked		Number of shares
	Before disposal	After disposal	Before disposal	After disposal
VBC Energia S.A.	9,897,860	-	9,897,860	-
ESC Energia S.A.	224,188,344	234,086,204	224,195,070	234,092,930
Camargo Corrêa S.A.	11,804,530	-	12,642,390	837,860
BB Carteira Livre I FIA	196,276,558	196,276,558	288,569,602	288,569,602
Caixa de Previdência dos Funcionários do Banco do Brasil - Previ	9,897,860	-	9,897,860	-
Energia São Paulo FIA	90,484,600	112,186,990	115,118,250	136,820,640
Bonaire Participações S.A.	10,000	10,000	6,308,790	6,308,790
Shareholders control	542,559,752	542,559,752	666,629,822	666,629,822

23.2 – Statutory reserve - financial asset of concession

As mentioned in the December 31, 2012 financial statements, as from 2012, the distribution subsidiaries record a restatement regarding to the change in the expectation of cash flow from the financial asset in profit or loss for the year. Since the Company will only receive the cash related to such income at the end of the concession through the indemnification of the concession, these amounts have been retained as “earnings retained for investment”, within the shareholders’ equity.

In accordance with the changes to the of CPFL Energia´s by laws aproved in the general meeting held on June 28, 2013, the statutory reserve “Adjustments to the Financial Asset of Concession Reserve” was created, based on article 194 of Law 6404/76, to adjust the cash flow from receipt by CPFL Energia of the compensation from the granting authority at the end of the concession term of the distribution concessionaires to the accumulated result resulting from the changes of estimated cash flows from these financial assets.

Accordingly, the balance of the earning retained for investments at December 31, 2012 was reclassified to the statutory reserve - financial asset of concession; the profit or loss for the period resulting from the changes in the estimated cash flows from the concession assets was also reclassified in equity, net of tax effects, under earnings retained for this reserve

23.3 - Dividends

As aproved in the Annual and Extraordinary General Meeting held on April 19, 2013, the Company recorded a dividend of R$ 455,906 payable for the second half-year of 2012. On August 14, 2013, in accordance with the Bylaws and based on profit and loss for the first half-year of 2013, Company Management also approved declaration of an interim dividend of R$ 363,049, attributing a value of R$ 0.377282126 per share, payable on October 1, 2013.

(24)  EARNINGS PER SHARE

Earnings per share – basic and diluted

Basic and diluted earnings per share for the quarters and nine months ended at September 30, 2013 and 2012 are calculated by dividing the net income attributable to controlling shareholders by the average weighted number of common shares outstanding in the periods presented. Specifically in the case of diluted earnings per share, the dilutive effects of potential convertible notes are taken into account, as shown below:

	3rd quarter 2013	Nine months 2013	3rd quarter 2012 restated	Nine months 2012 restated
Numerator
Net income/(loss) attributable to controlling shareholders	351,813	636,489	348,794	990,678
Denominator
Weighted average shares outstanding during the year	962,274,260	962,274,260	962,274,260	962,274,260
Net income/(loss) per share - basic	0.37	0.66	0.36	1.03

Numerator
Net income/(loss) attributable to controlling shareholders	351,813	636,489	348,794	990,678
Dilutive effect of convertible debentures of subsidiary CPFL Renováveis (*)	(7,623)	(8,927)	(5,984)	(9,263)
Net income/(loss) attributable to the Controlling Shareholders	344,190	627,561	342,810	981,415

Denominator
Weighted average shares outstanding during the year	962,274,260	962,274,260	962,274,260	962,274,260
Net income/(loss) per share - diluted	0.36	0.65	0.36	1.02

(*) Proportional to the interest on the subsidiary at the respective periods

The dilutive effect of the numerator in calculation of diluted earnings per share takes into account the dilutive effects of the debentures convertible into shares issued by subsidiaries of the indirectly controlled entity CPFL Renováveis. Calculation of the effects was based on the assumption that these debentures would be converted into common shares of the subsidiary at the beginning of each year.

(25)  OPERATING REVENUE

	Consolidated
	2013		2012
Revenue from Eletric Energy Operations	3rd quarter	Nine months	3rd quarter restated	Nine months restated
Consumer class
Residential	1,349,604	4,305,308	1,609,272	4,879,772
Industrial	912,176	2,696,738	1,041,645	3,021,481
Commercial	681,932	2,202,560	791,510	2,475,956
Rural	104,459	308,975	125,855	359,708
Public Administration	99,190	300,986	109,246	328,970
Public Lighting	68,830	215,838	87,195	256,198
Public Services	119,455	362,129	135,289	404,231
(-) Adjustment of excess and surplus revenue of reactive	(17,548)	(40,582)	(5,165)	(17,920)
Billed	3,318,098	10,351,952	3,894,847	11,708,397
Unbilled (Net)	93,252	53,704	46,541	26,295
Emergency Charges - ECE/EAEE	1	(256)	(0)	1
Reclassification to Network Usage Charge - TUSD - Captive Consumers	(1,176,830)	(4,067,933)	(1,707,476)	(5,589,081)
Electricity sales to final consumers	2,234,520	6,337,467	2,233,912	6,145,611

Furnas Centrais Elétricas S.A.	110,565	327,951	102,461	305,202
Other Concessionaires and Licensees	424,995	1,367,455	387,380	949,479
Current Electric Energy	41,843	175,189	97,275	171,314
Electricity sales to wholesaler´s	577,403	1,870,595	587,116	1,425,995

Revenue due to Network Usage Charge - TUSD - Captive Consumers	1,176,830	4,067,933	1,707,476	5,589,081
Revenue due to Network Usage Charge - TUSD - Free Consumers	227,541	737,485	358,097	1,048,302
(-) Adjustment of revenue surplus and excess responsive	(4,048)	(10,348)	(1,315)	(5,937)
Revenue from construction of concession infrastructure	235,266	753,092	390,499	981,550
	173,260	451,404	27,142	40,637
Other Revenue and Income	96,926	253,353	59,911	202,239
Other operating revenues	1,905,776	6,252,920	2,541,810	7,855,873
Total gross revenues	4,717,699	14,460,982	5,362,839	15,427,479

Deductions from operating revenues
ICMS	(643,516)	(2,090,531)	(772,326)	(2,337,245)
PIS	(67,184)	(203,902)	(72,951)	(214,632)
COFINS	(309,537)	(939,344)	(336,767)	(988,598)
ISS	(1,341)	(3,762)	(1,032)	(3,805)
Global Reversal Reserve - RGR	(562)	(295)	(21,366)	(75,352)
Fuel Consumption Account - CCC	-	(34,432)	(129,756)	(485,810)
Energy Development Account - CDE	(38,812)	(116,437)	(146,100)	(438,299)
Research and Development and Energy Efficiency Programs	(28,601)	(83,910)	(36,876)	(107,222)
PROINFA	(26,022)	(72,709)	(20,248)	(55,691)
Emergency Charges - ECE/EAEE	(1)	255	(0)	(1)
IPI	(9)	(32)	(19)	(79)
	(1,115,584)	(3,545,098)	(1,537,442)	(4,706,732)
Net revenue	3,602,115	10,915,884	3,825,397	10,720,747
(*) Information not reviewed by the independent auditors

	Consolidated
	2013		2012
Revenue from eletric energy operations - in GWh (*)	3rd quarter	Nine months	3rd quarter restated	Nine months restated
Consumer class
Residential	3,798	11,477	3,530	10,757
Industrial	3,722	10,999	3,614	10,701
Commercial	2,052	6,541	2,002	6,397
Rural	552	1,525	537	1,527
Public Administration	295	911	288	890
Public Lighting	403	1,184	385	1,139
Public Services	453	1,363	457	1,397
Billed	11,275	34,001	10,815	32,808
Own comsuption	8	26	7	24
Electricity sales to final consumers	11,283	34,027	10,822	32,832

Furnas Centrais Elétricas S.A.	763	2,263	763	2,272
Other Concessionaires and Licensees	2,479	8,058	2,267	6,575
Current Electric Energy	353	826	1,029	1,519
Electricity sales to wholesaler´s	3,596	11,148	4,059	10,366
(*) Information not reviewed by the independent auditors

	Consolidated
Numbers of consumers (*)	September 30,2013	September 30,2012
Consumer class
Residential	6,467,170	6,259,471
Industrial	58,659	59,240
Commercial	491,627	495,662
Rural	245,614	244,174
Public Administration	49,160	48,224
Public Lighting	9,487	9,038
Public Services	7,908	7,671
Total	7,329,625	7,123,480
(*) Information not reviewed by the independent auditors

In accordance with ANEEL’s Order 4722 of December 18, 2009, concerning the basic procedures for preparation of the financial statements, the energy distribution subsidiaries reclassified part of the amount related to revenue from under the heading “Electricity sales to final consumers”, Commercialization activities, to “Other operating revenues”, Distribution activities, under the heading “Revenue from Network Usage Charge - TUSD captive consumers”.

25.1 Periodic Tariff Review (“RTP”) and Annual Tariff Review (“RTA”)

The details of the tariff reviews of the distributors are shown below:

		2013		2012
Company	Month	Annual Tariff Review - RTA	Effect perceived by consumers (a)	Annual Tariff Review - RTA	Effect perceived by consumers (a)
CPFL Paulista	April	5.48%	6.18%	3.71%	2.89%
CPFL Piratininga	October	8.79%	5.50%	8,79% (b)	5,5% (b)
RGE	June	-10.32%	-10.64%	11.51%	3.38%
CPFL Santa Cruz	February	(c)	(c)	(c)	(c)
CPFL Leste Paulista	February	(c)	(c)	(c)	(c)
CPFL Jaguari	February	(c)	(c)	(c)	(c)
CPFL Sul Paulista	February	(c)	(c)	(c)	(c)
CPFL Mococa	February	(c)	(c)	(c)	(c)

(a)   Represents the average effect perceived by consumers as a result of elimination from the tariff base of financial components added in the previous tariff adjustment (not reviewed by the independent auditors).

(b)   On October 2, 2012 ANEEL approved the RTP de 2011 for the subsidiary CPFL Piratininga, with a total repositioning of -5.43%, of which -4.45% relates to the economic repositioning and -0.98% to the financial components. This result was used as a basis for calculation of the 2012 Annual Tariff Readjustment. On October 16, 2012 ANEEL’s Collegiate Board of Directors approved the 2012 Annual Tariff Review – RTA of the subsidiary.  Tariffs were increased by 8.79%, on average, of which 7.71% relates to the economic increase and 1.08% to the financial components.

The 2012 RTA took into consideration the impact of 1/3 of the financial component of the 2011 RTP, which represents a reduction of 2.42%. If this effect had not been taken into account, the total increase of the 2012 RTA would have been 11.21%. With the ratification of the 2011 RTP and 2012 RTA, the average effect to be perceived by consumers is 5.50% in relation to the tariffs in force. The new tariffs are effective from October 23, 2012 to October 22, 2013.

(c)   On January 31, 2012, ANEEL extended the effective term of the supply tariffs and TUSD of these subsidiaries, until the final processing of the tariff review.

The Periodic Tariff Review - RTP of February 2012 was only ratified in January 2013, but without immediate application of the tariffs. Based on the tariffs of the 2012 RTP, ANEEL ratified the Extraordinary Tariff Review (“RTE”) (Note 25.2), effective from January 24, 2013 to February 2, 2013. The tariffs ratified in the 2013 RTA, which incorporated the effects of the extension of the RTP, came into effect from February 3, 2013.

The RTP and RTA percentages for these subsidiaries are as follows:

	RTP 2012		RTA 2013
	With financial components	Effect perceived by consumers compared to RTA/11	With financial components	Effect perceived by consumers compared to RTE/13
CPFL Santa Cruz	8.10%	-4.66%	9.32%	-0.94%
CPFL Leste Paulista	0.08%	-1.25%	6.48%	3.36%
CPFL Jaguari	-7.10%	-7.33%	2.71%	2.68%
CPFL Sul Paulista	-3.72%	-5.02%	2.27%	2.21%
CPFL Mococa	9.00%	6.34%	7.00%	5.10%

25.2 Extraordinary Tariff Review (“RTE”)

In order to encompass the effects of Provisional Measure 579/2012, (converted into Law 12783 in January 2013) – Extension of the concessions and other topics of interest, ANEEL ratified the result of the 2013 Extraordinary Tariff Review (“RTE”), applied for consumption from January 24, 2013. The extraordinary review encompassed the electric energy quotas of the generation plants that renewed their concession contracts. The total energy produced by these plants was divided into quotas for the distributors. The effects of the elimination of the Global Reversal Reserve - RGR and Fuel Consumption Account - CCC, the reduction in the Energy Development Account - CDE and the decrease in the transmission costs were also computed. This RTE has no impact on the net profit or loss.  ANEEL ratified the result of the 2013 extraordinary review for the distribution subsidiaries with the following resolutions. The average effects for the distributors’ consumers were:

Energy distribution	Resolution n°	Consumer's perception(*)
CPFL Paulista	1,433	-20.42%
CPFL Piratininga	1,424	-26.70%
RGE	1,411	-22.81%
CPFL Santa Cruz	1,452	-23.72%
CPFL Jaguari	1,450	-25.33%
CPFL Mococa	1,451	-24.38%
CPFL Leste Paulista	1,449	-26.42%
CPFL Sul Paulista	1,453	-23.83%
(*) Information not reviewed by the independent auditors

(*)Information not reviewed by the independent auditors

25.3 – Resources provided by the Energy Development Account - CDE

Provisional Measure 579, of September 11, 2012 (converted into Law 12783 of January 11, 2013) determined that the resources related to the low income subsidy, as well as other tariff discounts should be fully subsidized by resources from the CDE. Income of R$ 451,404  was recorded in the nine months of 2013 (R$ 173,260 in the third quarter), R$ 52,005   for the low income subsidy (R$16,950  in the third quarter) and R$ 399,399 for other tariff discounts (R$ 156,310 in the third quarter), set against accounts receivable Eletrobrás – Resources provided by the CDE (Note 10).

(26)  COST OF ELECTRIC ENERGY

	Consolidated
	2013		2012
Electricity Purchased for Resale	3rd quarter	Nine months	3rd quarter restated	Nine months restated
Itaipu Binacional	347,926	959,185	296,321	836,182
Current Electric Energy	180,113	521,590	10,809	133,225
PROINFA	56,954	176,764	52,994	164,551
Energy purchased of bilateral contracts and through action in the regulated market	1,592,942	5,125,278	1,477,124	4,142,353
Resources provided by the Energy Development Account - CDE - Decree 7.945/13	(225,763)	(720,870)	-	-
Credit of PIS and COFINS	(178,012)	(553,197)	(168,917)	(482,881)
Subtotal	1,774,160	5,508,749	1,668,331	4,793,430

Electricity Network Usage Charge
Basic Network Charges	146,435	411,282	286,337	834,508
Transmission from Itaipu	8,900	26,027	25,226	71,493
Connection Charges	10,935	33,467	19,952	58,817
Charges of Use of the Distribution System	6,879	22,115	11,952	27,092
System Service Charges - ESS	153,670	474,767	33,569	85,575
Reserve Energy charges	(2,597)	33,161	42,041	78,351
Resources provided by the Energy Development Account - CDE - Decree 7.945/13	(132,422)	(460,059)	-	-
Credit of PIS and COFINS	(17,360)	(47,145)	(38,321)	(105,907)
Subtotal	174,440	493,615	380,756	1,049,929
			-	-
Total	1,948,600	6,002,363	2,049,087	5,843,360

	Consolidated
	2013		2012
Electricity Purchased for Resale - in GWh (*)	3rd quarter	Nine months	3rd quarter restated	Nine months restated
Itaipu Binacional	2,740	8,039	2,750	8,078
Current Electric Energy	713	2,202	133	1,647
PROINFA	261	734	206	706
Energy purchased of bilateral contracts and through action in the regulated market	10,386	32,261	10,706	31,392
Total	14,100	43,236	13,795	41,824
(*) Information not reviewed by the independent auditors

26.1 Resources provided by the CDE - Decree 7945/13

Due to the unfavorable hydropower conditions from the end of 2012, including the low levels of water reserves at the hydroelectric power plants, the output of the thermal plants was set at the highest level. In view of this and considering the concessionaires’ exposure in the short-term market, due largely to allocation of the physical energy and power guarantee quotas and repeal of the plants’ authorization by ANEEL, the energy cost of the distributors increased significantly in 2012 and 2013.

As a result of this scenario and as the distribution concessionaires do not have control over these costs, on March 7, 2013, the Brazilian government issued Decree 7945, which provided for certain changes in the contracting of energy and the objectives of the Energy Development Account - CDE charge.

In relation to contracting of energy, Decree 7945 (i) reduced the minimum term from three years to one, as from the start of the energy supply, for commercialization contracts for electric energy provided by existing ventures and (ii) increased the pass-through of the distributors’  electric energy acquisition costs to the final consumers from one hundred and three to one hundred and five percent of the total amount of electric energy contracted in relation to the distributor’s annual supply load.

The Decree amended the objectives of the CDE, and introduced the pass-through of CDE funds to the distribution concessionaires in relation to the following costs:

i.    exposure in the short-term market of the hydroelectric power plants contracted under a system of physical guarantee of electric energy and power quotas, due to inadequate allocation of generation in the scope of the Energy Relocation Mechanism – MRE (Hydrological Risk);

ii. exposure of the distributors in the short-term market, due to insufficient contractual support for the load distributed, in relation to the amount of replacement not recontracted as a result of non-participation in the extension of the electric energy generation concessions (Involuntary exposure);

iii. the additional cost related to activation of thermoelectric plants without respecting the order of merit by decision of the Electrical Sector Monitoring Committee – CMSE (ESS – Energy Security);

iv. the full or partial amount of the accumulated positive balance in the CVA (compensation mechanism) account, for the system service charge and energy purchased for resale (CVA ESS and Energy).

In relation to items (i), (ii) and (iii), in accordance with CPC 07 / IAS 20 – Accounting for Government Grants and Disclosure of Government Assistance, the Company recorded the amount of R$ 631,825 in the nine months (R$ 191,248 in the third quarter).

In relation to item (iv), in the tariff review for the subsidiaries CPFL Paulista and RGE, in Order 1144, of April 18, 2013, and Authorization Resolution 1535, of June 18, 2013, respectively, ANEEL granted (i) in the case of the subsidiary CPFL Paulista, full coverage of the positive balances of the CVA calculated on energy purchased and the ESS charge for 2012, as well as positive amounts of the CVA for energy purchased in the availability auction, in the accrual period of January 2013, totaling R$ 371,460 and (ii) in the case of the subsidiary RGE, partial coverage of the CVA balances calculated on energy purchased and the ESS charge, amounting to R$ 10,706. Both amounts were credited to the cost of electric energy under Resources provided by the CDE– decree 7945/13, set against other credits in the line Accounts Receivable Eletrobrás – Resources provided by the CDE (Note 10).

In relation to item (iv), in the tariff adjustment process, in Resolution 1638, of October 23, 2013 ANEEL granted partial coverage of the positive balances of CVA calculated on energy purchased (expense reversal of R$ 166.938) and the ESS charges (expense of R$ 122) for the period October 2012 to September 2013, total amounting to R$ 166,817. Both amounts were credited to the cost of electric energy under Resources provided by the CDE– decree 7945/13, set against other credits in the line Accounts Receivable Eletrobrás – Resources provided by the CDE.

The resources provided by the CDE recognized in the nine months of 2013 are shown in the following table, per distributor controlled by the Company:

	Nine months 2013
	Electricity purchased for resale			Electricity network usage charge
	Overcontracting	Quotas and hydrological risk	Electricity purchased - tariff review	System service charges - ESS	System service charges - ESS - tariff review	Total
CPFL Paulista	122,407	18,111	327,252	215,365	44,207	727,343
CPFL Piratininga	53,721	1,175	166,938	88,160	(122)	309,872
CPFL Santa Cruz	8,682	(9)	-	15,116	-	23,790
CPFL Leste Paulista	-	0	-	5,891	-	5,891
CPFL Sul Palista	-	(2)	-	3,617	-	3,615
CPFL Jaguari	97	167	-	4,542	-	4,805
CPFL Mococa	-	(2)	-	2,590	-	2,588
RGE	20,172	9	2,153	72,138	8,553	103,025
Total	205,078	19,449	496,343	407,421	52,638	1,180,929

(27)  OPERATING COSTS AND EXPENSES

	Parent company
	3rd quarter
	Operating Expenses
	General		Other		Total
	2013	2012 restated	2013	2012 restated	2013	2012 restated
Personnel	4,408	3,388	-	-	4,408	3,388
Materials	14	4	-	-	14	4
Outside Services	658	1,664	-	-	658	1,664
Depreciation and Amortization	18	13	-	-	18	13
Other:	817	1,120	-	6	817	1,126
Leases and Rentals	32	31	-	-	32	31
Publicity and Advertising	343	779	-	-	343	779
Legal, Judicial and Indemnities	349	51	-	-	349	51
Donations, Contributions and Subsidies	126	209	-	-	126	209
Loss/(Gain) on disposal and decommissioning and other losses on noncurrent assets	-	-	-	6	-	6
Other	(33)	50	-	-	(33)	50
Total	5,915	6,189	-	6	5,915	6,194

	Parent company
	Nine months
	Operating Expenses
	General		Other		Total
	2013	2012 restated	2013	2012 restated	2013	2012 restated
Personnel	10,933	9,268	-	-	10,933	9,268
Materials	19	7	-	-	19	7
Outside Services	3,049	4,731	-	-	3,049	4,731
Depreciation and Amortization	53	47	-	-	53	47
Other:	2,721	3,964	-	36	2,721	4,000
Leases and Rentals	95	90	-	-	95	90
Publicity and Advertising	1,013	2,615	-	-	1,013	2,615
Legal, Judicial and Indemnities	1,018	698	-	-	1,018	698
Donations, Contributions and Subsidies	500	434	-	-	500	434
Loss/(Gain) on disposal and decommissioning and other losses on noncurrent assets	-	-	-	36	-	36
Other	94	127	-	-	94	127
Total	16,775	18,016	-	36	16,775	18,052

	Consolidated
	3rd quarter
			Services Rendered to Third Parties		Operating Expenses
	Operating costs				Sales		General		Other		Total
	2013	2012 restated	2013	2012 restated	2013	2012 restated	2013	2012 restated	2013	2012 restated	2013	2012 restated
Personnel	110,089	102,573	-	16	28,314	25,835	47,235	38,911	-	-	185,638	167,335
Employee Pension Plans	10,302	8,336	-	-	-	-	-	-	-	-	10,302	8,336
Materials	21,451	21,552	284	346	1,145	825	1,837	2,106	-	-	24,718	24,829
Outside Services	45,561	40,590	510	480	24,684	26,727	43,087	62,643	-	-	113,842	130,441
Depreciation and Amortization	165,747	175,913	-	-	8,214	8,279	15,767	12,317	-	-	189,727	196,509
Costs related to infrastructure construction	-	-	235,266	390,499	-	-	-	-	-	-	235,266	390,499
Other	11,635	13,998	(3)	(4)	28,946	89,693	43,754	22,684	50,317	102,662	134,649	229,033
Collection charges	-	-	-	-	12,805	12,479	-	-	-	-	12,805	12,479
Allowance for doubtful accounts	-	-	-	-	14,029	75,251	-	-	-	-	14,029	75,251
Leases and Rentals	6,297	9,004	-	-	4	13	3,610	1,659	-	-	9,910	10,676
Publicity and Advertising	131	58	-	-	35	1	4,179	5,437	-	-	4,345	5,496
Legal, Judicial and Indemnities	-	-	-	-	-	-	34,937	9,927	-	-	34,937	9,927
Donations, Contributions and Subsidies	-	-	-	-	1,993	1,593	585	558	-	-	2,577	2,152
Inspection fee	-	-	-	-	-	-	-	-	7,059	7,600	7,059	7,600
Loss/(Gain) on disposal and decommissioning and other losses on noncurrent assets	-	-	-	-	-	-	-	-	(30,268)	19,958	(30,268)	19,958
Intangible of concession amortization	-	-	-	-	-	-	-	-	73,525	75,039	73,525	75,039
Financial compensation for water resources utilization	3,292	3,183	-		-		-		-		3,292	3,183
Other	1,916	1,753	(2)	(4)	81	357	443	5,102	-	65	2,439	7,273
Total	364,785	362,962	236,057	391,338	91,304	151,358	151,680	138,661	50,317	102,663	894,143	1,146,982

	Consolidated
	Nine months
			Services Rendered to Third Parties		Operating Expenses
	Operating costs				Sales		General		Other		Total
	2013	2012 restated	2013	2012 restated	2013	2012 restated	2013	2012 restated	2013	2012 restated	2013	2012 restated
Personnel	320,924	290,972	-	23	81,324	75,202	146,342	127,516	-	-	548,591	493,713
Employee Pension Plans	51,363	25,002	-	-	-	-	-	-	-	-	51,363	25,002
Materials	69,978	55,618	1,079	1,433	3,116	2,137	5,105	7,534	-	-	79,277	66,722
Outside Services	131,559	122,968	1,504	1,741	78,260	81,300	147,217	187,948	-	-	358,540	393,958
Depreciation and Amortization	497,714	451,088	-	-	25,206	24,789	43,225	27,522	-	-	566,145	503,399
Costs related to infrastructure construction	-	-	753,092	981,550	-	-	-	-	-	-	753,092	981,550
Other	31,502	33,043	(7)	(13)	111,127	160,172	411,299	65,585	232,122	251,630	786,044	510,416
Collection charges	-	-	-	-	39,184	36,564	-	-	-	-	39,184	36,564
Allowance for doubtful accounts	-	-	-	-	64,603	118,399	-	-	-	-	64,603	118,399
Leases and Rentals	19,435	20,461	-	-	10	77	9,023	7,067	-	-	28,467	27,605
Publicity and Advertising	247	97	-	-	189	14	9,806	13,289	-	-	10,242	13,400
Legal, Judicial and Indemnities	-	-	-	-	-	-	366,346	32,366	-	-	366,346	32,366
Donations, Contributions and Subsidies	-	-	-	-	6,040	4,245	2,745	1,755	-	-	8,785	6,001
Inspection fee	-	-	-	-	-	-	-	-	21,182	22,356	21,182	22,356
Loss/(Gain) on disposal and decommissioning and other losses on noncurrent assets	-	-	-	-	-	-	-	-	(12,008)	20,014	(12,008)	20,014
Intangible of concession amortization	-	-	-	-	-	-	-	-	222,946	209,118	222,946	209,118
Financial compensation for water resources utilization	7,791	6,390	-		-		-		-		7,791	6,390
Other	4,030	6,094	(7)	(13)	1,103	872	23,379	11,109	2	143	28,506	18,205
Total	1,103,040	978,691	755,668	984,734	299,034	343,599	753,189	416,106	232,122	251,630	3,143,053	2,974,760

(28)  FINANCIAL INCOME AND EXPENSES

	Parent company				Consolidated
	2013		2012		2013		2012
	3rd quarter	Nine months	3rd quarter restated	Nine months restated	3rd quarter	Nine months	3rd quarter restated	Nine months restated
Financial Income
Income from Financial Investments	33,900	39,595	3,172	23,596	111,939	206,254	52,865	157,254
Arrears of interest and fines	0	2	0	13	33,722	110,276	39,929	118,399
Restatement of tax credits	227	1,133	387	2,333	2,405	6,813	1,765	7,533
Restatement of Escrow Deposits	125	448	248	645	8,870	26,992	11,981	40,401
Monetary and Exchange Restatement	-	-	-	-	5,204	22,559	16,799	41,758
Adjustment to expected cash flow (note 9)	-	-	-	-	-	-	69,288	104,499
Discount on purchase of ICMS credit	-	-	-	-	5,788	14,752	4,978	11,997
PIS and COFINS on insterest on shareholders' equity	-	(6,702)	-	(9,931)	-	(6,702)	-	(9,931)
Other	653	3,254	947	3,573	14,630	47,739	26,143	50,055
	34,906	37,729	4,753	20,229	182,558	428,682	223,747	521,963

Financial Expense
Debt Charges	(35,231)	(48,138)	(8,628)	(30,784)	(371,300)	(923,209)	(283,928)	(802,621)
Monetary and Exchange Variations	(126)	(584)	(199)	52	(27,916)	(101,189)	(23,128)	(102,274)
(-) Capitalized borrowing costs	-	-	-	-	17,028	46,042	13,733	37,930
Public utilities	-	-	-	-	(2,785)	(7,686)	(3,438)	(9,597)
Adjustment to expected cash flow (note 9)	-	-	-	-	(16,544)	(113,115)	-	-
Interes and fines on taxes (note 20)	-	-	-	-	485	(60,007)	(1,080)	(2,240)
Other	7	(33)	(299)	(329)	(23,187)	(69,863)	(46,320)	(82,977)
Total	(35,350)	(48,755)	(9,126)	(31,060)	(424,219)	(1,229,028)	(344,161)	(961,779)

Net financial income (expense)	(444)	(11,026)	(4,372)	(10,831)	(241,661)	(800,345)	(120,414)	(439,816)

Interest was capitalized at an average rate of 7.75% p.a. in the nine months of 2013 (8.36% in 2012) on qualifying assets, in accordance with CPC 20 and IAS 23.

As described in note 9, the estimated cash flow adjustment was negative in the quarter and nine months ended in September 30, 2013, and the related amounts were reclassified to financial expenses.

(29)  SEGMENT INFORMATION

The Company’s operating segments are based on the internal financial information and management structure and are separated by type of business: electric energy distribution, conventional generation, renewable generation, commercialization and services rendered.

Profit or loss, assets and liabilities per segment include items directly attributable to the segment, as well as those that can be allocated on a reasonable basis, if applicable. Average prices used between segments are based on similar market transactions. Note 1 shows the subsidiaries in accordance with their areas of operation and provides further information about each subsidiary and its business area.

The segregated information by operating segment is shown below, in accordance with the criteria established by Company Management:

	Distribution	Convencional generation	Renewable generation	Commercialization	Services	Other (*)	Elimination	Total
3rd quarter
Net revenue	8,647,486	446,325	523,020	1,246,881	52,091	81	-	10,915,884
(-) Intersegment revenues	11,674	243,387	200,133	187,866	80,407	-	(723,467)	-
Income from electric energy service	1,225,022	410,440	125,453	24,493	2,082	(17,021)	-	1,770,468
Financial income	301,952	23,055	34,132	21,476	10,389	37,678	-	428,682
Financial expense	(692,832)	(236,376)	(232,070)	(15,929)	(3,059)	(48,762)	-	(1,229,028)
Income before taxes	834,141	271,855	(72,485)	30,040	9,412	(28,105)	-	1,044,858
Income tax and social contribution	319,656	58,362	10,320	11,484	3,945	14,912	-	418,679
Net Income	514,484	213,492	(82,804)	18,556	5,467	(43,016)	-	626,180
Total Assets (**)	15,806,698	4,514,344	9,391,129	381,935	199,451	1,833,592	-	32,127,149
Capital Expenditures and other intangible assets	626,288	6,276	707,237	2,811	17,645	337	-	1,360,594
Depreciation and Amortization	423,912	97,491	262,080	2,845	2,710	53	-	789,091

3rd quarter
Net revenue	9,007,727	425,353	386,698	864,392	36,555	23	-	10,720,747
(-) Intersegment revenues	15,222	195,827	151,832	450,833	91,205	-	(904,918)	-
Income from electric energy service	1,191,296	382,563	138,025	182,595	26,239	(18,093)	-	1,902,627
Financial income	404,370	22,667	41,446	31,584	1,909	19,988	-	521,963
Financial expense	(478,108)	(179,893)	(169,428)	(103,110)	(176)	(31,063)	-	(961,779)
Income before taxes	1,117,557	318,649	10,043	111,069	27,972	(29,168)	-	1,556,123
Income tax and social contribution	(407,034)	(60,414)	(1,628)	(35,695)	(9,166)	(27,257)	-	(541,194)
Net Income	710,523	258,235	8,415	75,373	18,806	(56,424)	-	1,014,929
Total Assets (**)	14,729,776	4,376,136	8,786,521	466,645	186,303	378,898	-	28,924,279
Capital Expenditures and other intangible assets	1,041,271	6,579	861,530	5,016	11,591	411	-	1,926,398
Depreciation and Amortization	403,219	104,443	200,830	2,217	2,725	54	-	713,487

(*) Other: refers mainly to holdings (mainly CPFL Energia) after elimination of inter-group balances.

(**) Goodwill related to acquisitions, net of amortization, was allocated to the respective segments.

(***) The amounts for the total assets refer to December 31, 2012.

(30)    RELATED PARTY TRANSACTIONS

The Company’s controlling shareholders are as follows:

•   ESC Energia S.A.

Controlled by the Camargo Corrêa group, which operates in a number of segments, including construction, cement, footwear, textiles, aluminum and highway concessions.

•   Energia São Paulo Fundo de Investimento em Ações

Controlled by the following pension funds: (a) Fundação CESP, (b) Fundação SISTEL de Seguridade Social, (c) Fundação Petrobras de Seguridade Social - PETROS, and (d) Fundação SABESP de Seguridade Social - SABESPREV.

•   Bonaire Participações S.A.

Controlled by Energia São Paulo Fundo de Investimento em Ações.

•   Fundo BB Carteira Livre I - Fundo de Investimento em Ações

Fund controlled by PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil.

The direct and indirect participations in operating subsidiaries are described in Note 1.

Controlling shareholders, subsidiaries and associated companies, jointly-controlled entities under common control and that in some way exercise significant influence over the Company are considered to be related parties.

The main transactions are listed below:

a)         Bank deposits and short-term investments –  refer mainly to bank deposits and short-term financial investments with the Banco do Brasil, as mentioned in note 5. The Company and its subsidiaries also have Exclusive Investment Funds, managed by BB DTVM, among others.

b)        Loans and Financing and Debentures – relate to funds raised from the Banco do Brasil in accordance with notes 15 and 16. The Company also guarantees certain loans raised by its subsidiaries, as mentioned in notes 15 and 16.

c)         Other Financial Transactions – the amounts in relation to Banco do Brasil are bank costs and collection expenses. The balance recorded in liabilities comprises basically the rights over the payroll processing of certain subsidiaries, negotiated with Banco do Brasil, which are appropriated in the income statement over the term of the contract. JBS S.A. transactions refer to ICMS credit acquisition.

d)         Energy purchased, energy sales and charges – Refers to energy purchased or sold by distribution, comercialization and generation subsidiaries through short or long-term agreements and tariffs for the use of the distribution system (TUSD). Such transactions, when performed at the free Market, are made under conditions considered by the Company as being similar to market conditions at the time of the negotiation, in accordance with internal policies established in advance by Company Management. When performed at the regulated market, are in accordance with the rules established by the sector.

e)         Intangible assets, Property, plant and equipment, Materials and Service – refer to the acquisition of equipment, cables and other materials for use in distribution and generation, and contracting of services such as construction and information technology consultancy.

f)          Advances – Refers to advances to investments on research and development.

g)         Other revenue –  refers basically to revenue from rental of use of the distribution system for telephony services.

Certain subsidiaries have supplementary retirement plans operated by Fundação CESP, offered to the employees of the subsidiaries, as mentioned in Note 17.

To ensure that commercial transactions with related parties are conducted under normal market conditions, the Company set up a “Related Parties Committee”, comprising representatives of the controlling shareholders, responsible for analyzing the main transactions with related parties.

The subsidiary CPFL Paulista renegotiated from September 2013 to January 2014 the original maturity of energy purchase invoices from the jointly-controlled BAESA, ENERCAN and Chapecoense.

The total remuneration of key management personnel in in the nine months of 2013, in accordance with CVM Decision 560/2008, was R$ 25,337. This amount comprises R$ 28,350 in respect of short-term benefits, R$ 662 for post-employment benefits and reversal of the provision of R$ 3,675 for other long-term benefits, recorded by the accrual method.

Transactions between related parties involving controlling shareholders, entities under common control or with significant influence and jointly-controlled subsidiaries:

	Consolidated
	Assets		Liabilities		Revenue		Expense
	September 30, 2013	December 31, 2012 restated	September 30, 2013	December 31, 2012 restated	Nine months 2013	Nine months 2012 restated	Nine months 2013	Nine months 2012 restated
Bank deposits and short-term investments
Banco do Brasil S.A.	90,029	82,111	-	-	4,281	6,557	36,851	-

Loans and Financing, Debentures and Derivatives contracts
Banco do Brasil S.A.	-	-	1,762,873	1,778,338	-	-	61,728	221,515

Other financial transactions
Banco do Brasil S.A.	-	-	-	1,224	1,224	1,217	4,521	4,354
Chapecoense Geração S.A.	-	-	-	-	-	-	551	-
ENERCAN - Campos Novos Energia S.A.	-	-	-	-	-	-	432	-
JBS S/A	-	-	-	-	78	3,940	-	-

Advance
ENERCAN - Campos Novos Energia S.A.	-	-	-	1,558	-	-	-	-
EPASA - Centrais Elétricas da Paraiba	-	-	-	572	-	-	-	-
Chapecoense Geração S.A.	-	-	-	1,272	-	-	-	-
BAESA – Energética Barra Grande S.A.	-	-	-	898	-	-	-	-

Energy sales and purchases and electricity network usage charge
Afluente Transmissão de Energia Elétrica S.A.	-	-	28	-	-	-	796	-
Baguari I Geração de Energia Elétrica S.A.	-	-	5	-	-	-	173	-
BRASKEM S.A.	-	-	-	-	18,654	-	-	-
Caetite 2 Energia Renovável S.A.	-	-	-	-	-	-	40	-
Caetité 2 Energia Renovável S.A.	-	-	-	-	-	-	414	-
Caetité 3 Energia Renovável S.A.	-	-	-	-	-	-	418	-
Companhia de Eletricidade do Estado da Bahia – COELBA	893	697	-	-	3,783	2,992	-	-
Companhia Energética de Pernambuco - CELPE	558	1,031	-	-	3,113	2,405	-	-
Companhia Energética do Ceara - COELCE	237	188	-	-	1,676	594	-	-
Companhia Energética do Rio Grande do Norte - COSERN	186	657	-	-	1,435	912	-	-
ELEKTRO Eletricidade Serviços	220	-	-	-	1,520	-	-	-
Eletropaulo Metropolitana Eletrecidade de São Paulo S/A	583	-	-	-	3,845	-	-	-
Energética Águas da Pedra S.A.	-	-	100	-		-	2,673	-
Estaleiro Atlântico Sul S.A.	-	-	-	-	3,932	-	-	-
Fras-le	-	-	-	-	6	-	-	-
Goiás Sul Geração de Enegia S.A.	-	-	-	-	-	-	106	-
Mel 2 Energia Renovável S.A.	-	-	-	-	-	-	376	-
MULTINER S/A	-	-	-	-	-	-	-	-
NC ENERGIA S.A.	-	-	-	-	16,996	16,462	-	-
Petrobrás	-	-	5	-	83	910	9,532	34,010
Rio PCH I S.A.	-	-	184	-	-	-	5,094	-
Salto Góes	-	-	6	-	-	-	51	-
SE Narandiba S.A.	-	-	-	-	-	-	91	-
Serra do Facão Energia S.A. - SEFAC	-	-	498	-	-	-	13,712	-
Tavex Brasil S.A. (antiga Santista Têxtil Brasil S	-	-	-	-	8,264	14,533	-	-
ThyssenKrupp Companhia Siderúrgica do Atlântico	-	-	175	-	345	-	4,695	-
Vale Energia S.A.	6,735	6,594	-	-	68,028	61,166	-	-
VALE S.A.	-	-	-	-	-	-	1,419	16,860
BAESA – Energética Barra Grande S.A.	-	-	13,216	7,066	-	497	58,967	57,081
Chapecoense Geração S.A.	-	1,006	43,284	27,695	3,936	11,255	242,420	225,433
ENERCAN - Campos Novos Energia S.A.	516	377	51,162	29,548	7,769	4,915	174,404	155,830
EPASA - Centrais Elétricas da Paraiba	3,404	-	11,245	35,690	78,709	3,994	65,660	27,037

Intangible assets, Property, plant and equipament, Materials and Service
Barrocão Empreendimento Imobiliário SPE Ltda.	-	-	-	-	67	-	-	-
Boa Vista Empreendimento Imobiliário SPE Ltda.	2	-	-	-	52	-	-	-
Brasil Telecom	-	-	-	127		-	35	750
Cia.de Saneamento Básico do Estado de São Paulo - SABESPREV	91	-	29	-	736	-	15	-
HM 11 Empreendimento Imobiliário SPE Ltda.	-	-	-	-	9	-	-	-
HM 12 Empreendimento Imobiliário SPE Ltda.	-	-	-	-	9	-	-	-
HM 25 Empreendimento Imobiliário SPE Ltda.	-	-	-	-	63	-	-	-
Hortolândia 4A Empreendimento Imobiliário SPE Ltda	-	-	-	-	41	-	-	-
Indústrias Romi S.A.	4	-	-	-	32	40	-	-
Itaúsa	-	-	6	-		-	477	14
Jaguariúna III Empreendimento Imobiliário SPE Ltda.	-	-	-	-	56	-	-	-
LUPATECH	-	-	-	-		-	3	-
OI S.A. e Brasil Telecom S.A.	-	-	128	131		-	589	11
Renovias Concessionária S.A.	-	-	-	-		-	6	-
Rodovias Integradas do Oeste - SP Vias	-	-	16	26		-	-	-
SAMM - Sociedade de Atividades em Multimídia Ltda.	22	-	-	-	236	-	-	-
Telemar Norte Leste	2	-	5	4	21	6	145	-
TOTVS S.A.	-	9	307	111		-	2,234	1,211
BAESA – Energética Barra Grande S.A.	66	-	-	-	1,012	966	-	-
ENERCAN - Campos Novos Energia S.A.	-	-	-	-	1,012	966	-	-
EPASA - Centrais Elétricas da Paraiba	10	100	-	-	59	38	-	-
Chapecoense Geração S.A.	-	11	-	-	1,110	1,065	-	-

Other revenue
OI S.A. e Brasil Telecom S.A.	2,126	2,009	-	-	9,567	9,038	-	-

(31)  RISK MANAGEMENT

The business of the Company and its subsidiaries mainly comprises the generation, commercialization and distribution of electric energy.  As public utilities concessionaires, the operations and/or tariffs of its principal subsidiaries are regulated by ANEEL.

Risk management structure:

The Board of Directors is responsible for directing the way the business is run, which includes monitoring of business risks, exercised by means of the corporate risk management model used by the Company. The responsibilities of the Executive Board are to develop the mechanisms for measuring the impact of the exposure and probability of its occurrence, supervising the implementation of risk mitigation measures and informing the Board of Directors. It is assisted in this process by: i) the Corporate Risk Management Committee, whose mission is to assist in identifying the main business risks, analyzing measurement of the impact and probability and assessing the mitigation measures used; ii) the Risk Management, Internal Control and Consolidated Processes Division, responsible for developing the Corporate Risk Management model for the CPFL Group in respect of strategy (policy, direction and risk maps), processes (planning, measurement, monitoring and reporting), systems and governance.

The risk management policy was established to identify, analyze and treat the risks faced by the Company and its subsidiaries, and includes reviewing the model adopted whenever necessary to reflect changes in market conditions and in the Group’s activities, with a view to developing an environment of disciplined and constructive control.

In its supervisory role, the Company’s Board of Directors also counts on the support of the Management Procedures Committee to provide guidance for the Internal Auditing work and in preparing proposals for improvements. The Internal Auditing team conducts both periodic and “ad hoc” reviews in order to ensure alignment of the procedures to directives and strategies set by the shareholders and management.

The Fiscal Council’s responsibilities include certifying that Management has the means to identify and prevent, through the use of an appropriated information system, (a) the main risks to which the Company is exposed, (b) the probability that these will materialize and (c) the measures and plans adopted.

The main market risk factors affecting the businesses are as follows:

Exchange rate risk: This risk derives from the possibility that the subsidiaries might incur losses and cash constraints due to fluctuations in currency exchange rates, increasing the balances of liabilities denominated in foreign currency. The exposure in relation to funds raised in foreign currency is largely covered by contracting swap operations, which allow the Company and its subsidiaries to exchange the original risks of the operation for the cost of the variation in the CDI. This risk is quantified in Note 32. The Company’s subsidiaries’ operations are also exposed to exchange variations on the purchase of electric energy from Itaipu. The compensation mechanism - CVA protects the companies against possible losses. However, the compensation only comes into effect as a result of consumption and the consequent billing of energy after the next tariff adjustment in which such losses have been considered.  Decree 7945 established that the full or partial amount of the accumulated positive balance by the CVA in relation to the system service charge and energy purchased for resale (CVA ESS and Energy) should be passed on through the CDE, at the time of the tariff adjustment or review (Note 26).

Interest Rate Risk: This risk derives from the possibility that the Company and its subsidiaries might incur losses due to fluctuations in interest rates that increase financial expenses on loans, financing and debentures. The subsidiaries have tried to increase the proportion of pre-indexed loans or loans tied to indexes with lower rates and little fluctuation in the short and long term. The quantification of this risk is presented in note 32.

Credit Risk: This risk arises from the possibility of the subsidiaries incurring losses resulting from difficulties in collecting amounts billed to customers. This risk is evaluated by the subsidiaries as low, as it is spread over the number of customers and in view of the collection policy and cancellation of supply to defaulting consumers.

Risk of Energy Shortages: The energy sold by the Company is primarily generated by hydropower plants. A prolonged period of low rainfall, together with an unforeseen increase in demand, could result in a reduction in the volume of water in the power plants’ reservoirs, compromising the recovery of their volume, and resulting in losses due to the increase in the cost of purchasing energy or a reduction in revenue due to the introduction of another rationing program, as in 2001. According to the Annual Energy Operation Plan - PEN 2013, drawn up by the National Electrical System Operator, the risks of any energy shortfall is low for 2013, and another energy rationing program is unlikely. These risks could be mitigated by early generation of thermal energy, using the Short-Term Operating Procedures (Procedimentos Operativos de Curto Prazo – POCP), or by an advance order authorized by the Electrical Sector Monitoring Committee (Comitê de Monitoramento do Setor Elétrico – CMSE), thereby diminishing depletion of the reservoirs. This procedure was followed in the last quarter of 2012 and is being used during 2013, with the thermal plants being put into operation to preserve the reservoirs. Payment for the additional cost of this energy security was covered in Resolution 03 of the National Energy Policy Council – CNPE.

Risk of Acceleration of Debts: The Company and its subsidiaries have loans and financing agreements and debentures with restrictive clauses (covenants) normally applicable to these kinds of arrangement, involving compliance with economic and financial ratios, cash generation, etc. These covenants are monitored appropriately and do not restrict the capacity to operate normally.

Regulatory risk: The electric energy supplied tariffs charged to captive consumers by the distribution subsidiaries are fixed by ANEEL, at intervals established in the Concession Agreements entered into with the Federal Government and in accordance with the periodic tariff review methodology established for the tariff cycle. Once the methodology has been ratified, ANEEL establishes tariffs to be charged by the distributor to the final consumers. In accordance with Law 8.987/1995, the fixed tariffs should insure the economic and financial balance of the concession contract at the time of the tariff review, which could result in lower increases than those expected by the electric energy distributors, albeit offset in subsequent periods by other adjustments.

Risk Management for Financial instruments

The Company and its subsidiaries maintain operating and financial policies and strategies to protect the liquidity, safety and profitability of their assets. They accordingly have procedures in place to control and follow-up on the transactions and balances of financial instruments, in order to monitor the risks and current rates in comparison with market conditions.

Risk management controls: In order to manage the risks inherent to the financial instruments and to monitor the procedures established by Management, the Company and its subsidiaries use the MAPS software system to calculate the mark to market, stress testing and duration of the instruments, and assess the risks to which the Company and its subsidiaries are exposed. Historically, the financial instruments contracted by the Company and its subsidiaries supported by these tools have produced adequate risk mitigation results. It must be stressed that the Company and its subsidiaries routinely contract derivatives, only in the event of exposure that Management regards as a risk and with the appropriate levels of approval. The Company and its subsidiaries do not enter into transactions involving exotic or speculative derivatives. Furthermore, the Company meets the requirements of the Sarbanes-Oxley Law, and therefore has internal control policies focused on achieving a strict control environment to minimize the exposure to risks.

(32)  FINANCIAL INSTRUMENTS

The main financial instruments, classified in accordance with the group’s accounting practices, are:

				Consolidated
				September 30, 2013		December 31, 2012 restated
	Category	Measurement	Level (*)	Accounting balance	Fair value	Accounting balance	Fair value
Cash and cash equivalent (note 5)	(a)	(2)	Level 1	3,809,117	3,809,117	1,152,712	1,152,712
Cash and cash equivalent (note 5)	(a)	(2)	Level 2	1,596,391	1,596,391	1,282,322	1,282,322
Consumers, Concessionaires and Licensees (note 6)	(b)	(1)	n/a	2,113,875	2,113,875	2,366,682	2,366,682
Leases	(b)	(1)	n/a	46,488	46,488	41,443	41,443
Financial investments (note 7)	(c)	(1)	n/a	-	-	3,939	3,939
Financial investments (note 7)	(a)	(2)	Level 1	24,618	24,618	2,161	2,161
Derivatives (note 32)	(a)	(2)	Level 2	351,578	351,578	487,308	487,308
Financial asset of concession (note 10)	(d)	(2)	Level 3	2,641,748	2,641,748	2,377,240	2,377,240
Receivables from Resources provided by the Energy Development Account - CDE (note 10)	(b)	(1)	n/a	247,951	247,951	49,943	49,943
Other finance assets (**)	(b)	(1)	n/a	274,918	274,918	356,146	356,146
				11,106,684	11,106,684	8,119,896	8,119,896

Suppliers (note 15)	(e)	(1)	n/a	1,572,526	1,572,526	1,695,469	1,695,469
Loans and financing - Principal and interest (note 16)	(e)	(1)	n/a	7,249,665	6,968,563	6,889,549	6,766,129
Loans and financing - certain debts (note 16)	(a)	(2)	Level 2	2,182,861	2,182,861	2,388,245	2,388,245
Debentures - Principal and interest (note 17)	(e)	(1)	n/a	8,838,983	9,067,618	6,195,237	6,396,903
Regulatory Charges (note 19)	(e)	(1)	n/a	33,329	33,329	110,776	110,776
Derivatives (note 32)	(a)	(2)	Level 2	1,407	1,407	445	445
Public utility (note 21)	(e)	(1)	n/a	81,289	81,289	79,813	79,813
Other finance liabilities (***)	(e)	(1)	n/a	149,135	149,135	172,135	172,135
				20,109,196	20,056,729	17,531,670	17,609,916
(*) Refers to the hierarchy for determination of fair value

(**) Other financial assets include: (i) Pledges, funds and tied deposits, (ii) Fund tied to the foreign currency loan, (iii) Services rendered to third parties, (iv) Refund of RGR and (v) Collection agreements, as disclosed in note 10

(***) Other financial liabilities include: (i) Consumers and concessionaires, (ii) Nacional scietific and technological development fund - FNDCT, (iii) Energy research company - EPE, (iv) Collection agreement, (v) Reversal fund and (vi) Business acquisition, as disclosed in note 22.

(****) As a result of the initial designation of this financial liability, the financial statements showed a gain of R$ 23,087 in the nine months 2013 (loss of R$ 48,638 in the nine months 2012)
Key
Category:	Measurement:
(a) - Measured at fair value through profit or loss	(1) - Measured at amortized cost
(b) - Loans and receivables	(2) - Mensured at fair value
(c) - Held to maturity
(d) - Available for sale
(e) - Other finance liabilities

a) Valuation of financial instruments

As mentioned in note 4, the fair value of a security relates to its maturity value (redemption value) marked to present value by the discount factor (relating to the maturity date of the security) obtained from the market interest graph, in Brazilian Reais.

CPC 40 and IFRS 7 require classification at three levels for measurement of the fair value of financial instruments, based on observable and unobservable information in relation to valuation of a financial instrument at the measurement date.

CPC 40 and IFRS 7 also define observable information as market data obtained from independent sources and unobservable information that reflects market assumptions.

The three levels of fair value are:

· Level 1: quoted prices in an active market for identical instruments;

· Level 2: observable information other than quoted prices in an active market that are observable for the asset or liability, directly (i.e. as prices) or indirectly (i.e. derived from prices);

· Level 3: inputs for the instruments that are not based on observable market data.

Since the distribution subsidiaries have classified their financial asset of concession as available-for-sale, the relevant factors for measurement at fair value are not publicly observable. The fair value hierarchy classification is therefore level 3. The changes between periods and the respective gains (losses) in net income are disclosed in note 10. There is no effect on equity.

The Company recognizes in “Investments at cost” in the financial statements the 5.93% interest held by the indirect subsidiary Paulista Lajeado Energia S.A. in the total capital of Investco S.A. (“Investco”), in the form of 28,154 common shares and 18,953 preferred shares. Since Investco’s shares are not quoted on the stock exchange and the main objective of its operations is to generate electric energy for commercialization by the shareholders who hold the concession, the Company opted to recognize the investment at cost.

b) Derivatives

The Company and its subsidiaries have the policy of using derivatives to reduce their risks of variations in exchange and interest rates, without any speculative purposes. The Company and its subsidiaries have exchange rate derivatives compatible with the exchange rate risks net exposure, including all the assets and liabilities tied to exchange rates.

The derivative instruments entered into by the Company and its subsidiaries are currency or interest rate swaps with no leverage component, margin call requirements or daily or periodical adjustments. As the majority of the derivatives entered into by the subsidiaries (Note 16) have terms fully aligned with the debts protected, and in order to obtain more relevant and consistent accounting information through the recognition of income and expenses, these debts were designated at fair value, for accounting purposes. Other debts with different terms from their respective derivatives contracted as a hedge continue to be recorded at amortized cost. Furthermore, the Company and its subsidiaries do not adopt hedge accounting for derivative operations.

At September 30, 2013, the Company and its subsidiaries had the following swap operations:

	Market values (accouting balance)
Company / strategy / counterparts	Assets	Liabilities	Fair value, net	Values at cost, net	Gain/(Loss) on marking to market	Currecy / index	Maturity range	Notional	Negotiation market
Derivatives for protection of debts designated at fair value
Exchange rate hedge
CPFL Paulista
BNP Paribas	72,567	-	72,567	69,552	3,016	dollar	June 2014	160,000	over the counter
Morgan Stanley	31,065	-	31,065	27,261	3,805	dollar	September 2016	85,475	over the counter
Bank of America Merrill Lynch	78,274	-	78,274	61,433	16,841	dollar	July 2016	497,080	over the counter
Citibank	30,942	-	30,942	27,013	3,928	dollar	September 2016	85,750	over the counter
Scotiabank	6,132	-	6,132	4,816	1,316	dollar	July 2016	49,000	over the counter
	218,980	-	218,980	190,074	28,906

CPFL Piratininga
Santander	(300)	-	(300)	(375)	75	dollar	July 2016	100,000	over the counter
Citibank	5,710	-	5,710	5,153	557	dollar	August 2016	12,840	over the counter
Scotia Bank	8,009		8,009	6,290	1,719	dollar	July 2017	64,000	over the counter
	13,419	-	13,419	11,068	2,351

CPFL Santa Cruz
J.P.Morgan	1,726		1,726	1,465	261	dollar	January 2013	20,000	over the counter
Banco Santander	(309)		(309)	(300)	(9)	dollar	June 2016	20,000	over the counter
	1,417	-	1,417	1,165	252
CPFL Leste Paulista
Citibank/	2,842	-	2,842	2,738	104	dollar	September 2014	8,000	over the counter
Bank of Nova Scotia	2,611		2,611	2,288	324	dollar	July 2015	25,000	over the counter
	5,453	-	5,453	5,026	427
CPFL Sul Paulista
Citibank	2,842	-	2,842	2,738	104	dollar	September 2014	8,000	over the counter
JPMorgan	906	-	906	770	136	dollar	July 2015	10,500	over the counter
SCOTIA	1,097	-	1,097	961	136	dollar	July 2015	10,500	over the counter
Santander	(340)	-	(340)	(329)	(10)	dollar	June 2016	22,000	over the counter
	4,505	-	4,505	4,140	366
CPFL Jaguari
Citibank	2,903	-	2,903	2,807	96	dollar	August 2014	7,000	over the counter
Bank of Nova Scotia	1,358	-	1,358	1,190	168	dollar	July 2015	13,000	over the counter
Santander	(479)	-	(479)	(464)	(14)	dollar	June 2016	31,000	over the counter
	3,782		3,782	3,532	250
CPFL Mococa
Citibank	2,487	-	2,487	2,396	91	dollar	September 2014	7,000	over the counter
Bank of Nova Scotia	1,149	-	1,149	1,007	142	dollar	July 2015	11,000	over the counter
	3,636	-	3,636	3,403	233
CPFL Geração
Citibank	45,965	-	45,965	40,582	5,383	dollar	August 2016	100,000	over the counter

RGE
Citibank	28,562	-	28,562	26,108	2,454	dollar	April 2012 to April 2016	128,590	over the counter
J.P. Morgan	11,976	-	11,976	10,333	1,643	dollar	July 2012 to July 2016	94,410	over the counter
Bank of Tokyo-Mitsubishi	15,429	-	15,429	19,274	(3,845)	dollar	April 2013 to May 2018	204,616	over the counter
	55,967	-	55,967	55,715	252

Subtotal	353,125	-	353,125	314,706	38,419

Hedge interest rate variation (1)

CPFL Energia
Citibank	49	-	49	9	40	CDI + spread	September 2014	300,000	over the counter
		-
CPFL Paulista
Bank of America Merrill Lynch	(1,290)	-	(1,290)	283	(1,573)	CDI	July 2019	660,000	over the counter
J.P.Morgan	(698)	-	(698)	82	(781)	CDI	February 2021	300,000	over the counter
Votorantin	(203)	-	(203)	28	(231)	CDI	February 2021	100,000	over the counter
Santander	(208)	-	(208)	30	(237)	CDI	February 2021	105,000	over the counter
	(2,399)	-	(2,399)	423	(2,822)
CPFL Piratininga
J.P.Morgan	(215)	-	(215)	46	(261)	CDI	July 2019	110,000	over the counter
Votorantim	(199)	-	(199)	40	(239)	CDI	February 2021	135,000	over the counter
Santander	(133)		(133)	30	(163)	CDI	February 2021	100,000	over the counter
	(547)	-	(547)	116	(663)

RGE
Santander	90	-	90	61	29	CDI + spread	December 2011 to December 2013	93,333	over the counter
Citibank	32	-	32	23	9	CDI + spread	December 2011 to December 2013	33,333	over the counter
HSBC	-	(977)	(977)	214	(1,191)	CDI	June 2013 to July 2019	500,000	over the counter
Votorantim	-	(430)	(430)	46	(476)	CDI	June 2013 to February 2021	170,000	over the counter
	122	(1,407)	(1,285)	344	(1,629)
CPFL Geração
Votorantim	269	-	269	96	173	CDI	August 2020	460,000	over the counter

Derivatives for protection of debts not designated at fair value
Exchange rate hedge
CPFL Paulista
Bank of America Merrill Lynch	45	-	45	58	(13)	dollar	October 2013	1,002	over the counter
Bank of America Merrill Lynch	475	-	475	571	(96)	dollar	October 2014	9,867	over the counter
	520	-	520	629	(109)

CPFL Geração
Votorantim	439	-	439	2,320	(1,881)	dollar	July 2013 to December 2014	49,095	over the counter

Subtotal	(1,547)	(1,407)	(2,954)	3,937	(6,891)

Total	351,578	(1,407)	350,171	318,642	31,528

Current	422	-
Noncurrent	351,156	(1,407)

For further details of terms and information about debts and debentures, see notes 15 and 16
(¹) The interest rate hedge swaps have half-yearly validity, so the notional value reduces in accordance with amortization of the debt.

Certain subsidiaries opted to mark to market debts for which they have fully tied derivative instruments (Note 16).

The Company and its subsidiaries have recorded gains and losses on their derivatives. However, as these derivatives are used as a hedge, these gains and losses minimized the impact of variations in exchange and interest rates on the protected debts. For the three and nine month periods ended September  30, 2013 and 2012, the derivatives resulted in the following impacts on profit or loss:

			Gain (Loss)
			2013		2012 restated
Company	Hedged risk / transaction	Account	3rd quarter	Nine months	3rd quarter	9 meses
CPFL Energia	Interest rate variation	Financial expense - swap	72	292	129	243
CPFL Energia	Mark to Market	Financial expense - Adjustment to fair value	(72)	(429)	(80)	452
CPFL Paulista	Interest rate variation	Financial expense - swap	548	620	-	-
CPFL Paulista	Exchange variation	Financial expense - swap	32,391	119,226	(45,870)	59,364
CPFL Paulista	Mark to Market	Financial expense - Adjustment to fair value	(5,796)	(23,870)	26,954	31,845
CPFL Piratininga	Interest rate variation	Financial expense - swap	174	199	66	164
CPFL Piratininga	Exchange variation	Financial expense - swap	28,068	57,375	(16,707)	20,728
CPFL Piratininga	Mark to Market	Financial expense - Adjustment to fair value	(13,762)	(17,894)	7,661	11,430
RGE	Interest rate variation	Financial expense - swap	378	585	153	354
RGE	Exchange variation	Financial expense - swap	8,591	32,697	(6,099)	10,149
RGE	Mark to Market	Financial expense - Adjustment to fair value	629	(6,363)	2,886	(2,172)
CPFL Geração	Interest rate variation	Financial expense - swap	96	96	55	141
CPFL Geração	Exchange variation	Financial expense - swap	4,337	13,608	(6,982)	8,228
CPFL Geração	Mark to Market	Financial expense - Adjustment to fair value	(1,317)	(1,494)	1,625	2,568
CPFL Santa Cruz	Exchange variation	Financial expense - swap	746	1,061	(688)	(688)
CPFL Santa Cruz	Mark to Market	Financial expense - Adjustment to fair value	(23)	(201)	109	109
CPFL Leste Paulista	Exchange variation	Financial expense - swap	784	2,505	(731)	44
CPFL Leste Paulista	Mark to Market	Financial expense - Adjustment to fair value	(60)	(227)	194	179
CPFL Sul Paulista	Exchange variation	Financial expense - swap	1,049	1,878	(886)	(111)
CPFL Sul Paulista	Mark to Market	Financial expense - Adjustment to fair value	(46)	(287)	202	212
CPFL Jaguari	Exchange variation	Financial expense - swap	1,022	1,167	(520)	203
CPFL Jaguari	Mark to Market	Financial expense - Adjustment to fair value	(32)	(217)	140	126
CPFL Mococa	Exchange variation	Financial expense - swap	450	1,433	(485)	193
CPFL Mococa	Mark to Market	Financial expense - Adjustment to fair value	(35)	(170)	116	103
			58,191	181,588	(38,757)	143,863

c) Sensitivity Analysis

In compliance with CVM Instruction n° 475/08, the Company and its subsidiaries performed sensitivity analyses of the main risks to which their financial instruments (including derivatives) are exposed, mainly comprising variations in exchange and interest rates, as shown below:

c.1) Exchange rates variation

If the level of net exchange rate exposure at September 30, 2013 is maintained, the simulation of the consolidated effects by type of financial instrument for three different scenarios would be:

	Consolidated
Instruments	Exposure R$ thuosand	Risk	Exchange depreciation of 7,5%*	Exchange depreciation of 25%**	Exchange depreciation of 50%**
Financial asset instruments	35,557	dollar apprec.	2,676	12,234	21,792
Financial liability instruments	(2,290,132)	dollar apprec.	(172,325)	(787,939)	(1,403,553)
Derivatives - Plain Vanilla Swap	2,254,125	dollar apprec.	169,615	775,551	1,381,486
	(450)		(34)	(155)	(276)

Total	(450)		(34)	(155)	(276)

* In accordance with exchange graphs contained in information provided by the BM&F
**In compliance with CVM Instruction 475/08, the percentage of exchange depreciation are related to the information provided by the BM&F

c.2) Variation in interest rates

Assuming that (i) the scenario of net exposure of the financial instruments indexed to variable interest rates at September 30, 2013 is maintained, and (ii) the respective accumulated annual indexes for the last 12 months remain stable (CDI 7.4% p.a.; IGP-M 4.4% p.a.; TJLP  5.00% p.a.), the effects on the Company’s financial statements for the next 12 months would be a net financial expense of R$ 625,442 (CDI R$417,248; IGP-M R$ 3,776; and TJLP R$ 204,419). The risk to which the instruments are exposed is evaluated based on the net position. In the event of fluctuations in the indexes in accordance with the three scenarios described, the effect on the net financial expense would as follows:

	Consolidated
Instruments	Exposure R$ thousand	Risk	Scenario I*	Raising index by 25%**	Raising index by 50%**
Financial asset instruments	6,008,814	CDI variation	104,553	241,554	378,555
Financial liability instruments	(9,758,623)	CDI variation	(169,800)	(392,297)	(614,793)
Derivatives - Plain Vanilla Swap	(1,903,955)	CDI variation	(33,129)	(76,539)	(119,949)
	(5,653,764)		(98,375)	(227,281)	(356,187)

Financial asset instruments	1,105	IGP-M variation	30	49	69
Financial liability instruments	(86,915)	IGP-M variation	(2,347)	(3,889)	(5,432)
	(85,810)		(2,317)	(3,840)	(5,363)

Financial liability instruments	(4,088,376)	TJLP variation	-	(51,105)	(102,209)

Total increase	(9,827,950)		(100,692)	(282,226)	(463,760)
* The CDI, IGP-M and TJLP indexes considered of 9,12%, 7,1% and 5%, respectively, were obtained from information available in the market.
** In compliance with CVM Instruction 475/08, the percentage of raising index are related to scenario I

(33)  REGULATORY ASSETS AND LIABILITIES

The Company has the following assets and liabilities for regulatory purposes, which are not recorded in the financial statements.

	September 30, 2013	June 30, 2013	March 31, 2013	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012	December 31, 2011
Assets
Consumers, Concessionaires and Licensees
Discounts TUSD (*) and Irrigation	28,167	39,513	60,711	65,534	80,133	64,409	63,967	67,244
	28,167	39,513	60,711	65,534	80,133	64,409	63,967	67,244
Deferred Costs Variations
CVA (**)	498,567	694,043	686,461	897,364	959,047	779,797	514,143	404,148
	498,567	694,043	686,461	897,364	959,047	779,797	514,143	404,148
Prepaid Expenses
Overcontracting	101,460	66,543	83,174	74,885	13,425	15,968	22,716	27,364
Low income consumers' subsidy - Losses	-	-	-	2,064	633	13,765	15,630	17,922
Neutrality of the sector charges	6,540	5,497	2,845	2,850	420	525	406	224
Tariff adjustment	1,523	2,663	3,790	2,696	(0)	(0)	(0)	467
Other financial components	54,186	68,250	84,047	92,582	92,369	94,756	90,067	53,180
	163,709	142,953	173,856	175,078	106,848	125,014	128,819	99,157
Liabilities
Deferred Gains Variations
Parcel "A"	(1,454)	(1,454)	(1,454)	(1,443)	(1,409)	(1,350)	(1,234)	(1,337)
CVA (**)	(300,008)	(298,582)	(372,532)	(373,784)	(643,889)	(621,296)	(561,097)	(488,500)
	(301,462)	(300,037)	(373,987)	(375,227)	(645,299)	(622,645)	(562,331)	(489,838)
Other Accounts Payable
Compensation for repositioning in the RTP (***)	(154,987)	(177,032)	(205,913)	(242,987)	-	-	-	-
Discounts TUSD and Irrigation (*)	(323)	(453)	(376)	(363)	(948)	(638)	(48)	(127)
Overcontracting	(29,762)	(40,346)	(26,090)	(28,919)	(47,815)	(51,640)	(71,060)	(48,367)
Low income consumers' subsidy - Gains	(7,124)	(10,587)	(13,979)	(22,813)	(29,843)	(28,484)	(28,641)	(17,010)
Neutrality of the sector charges	(50,569)	(58,064)	(60,033)	(66,985)	(108,117)	(110,778)	(97,299)	(97,138)
Tariff Review – Provisional Procedure	(96,703)	-	-	-	(225,132)	(162,122)	(84,903)	(32,181)
Other financial components	80,325	(21,521)	(4,027)	(4,254)	(4,824)	(5,229)	(9,903)	(5,739)
	(259,143)	(308,003)	(310,417)	(366,321)	(416,680)	(358,892)	(291,855)	(200,562)

Total net	129,838	268,470	236,624	396,428	84,050	(12,317)	(147,257)	(119,851)

(*) Network Usage Charge - TUSD
(**) Deferred Tariff Costs and Gains Variations from Parcel "A" itens - ("CVA")
(***) Periodic tariff review

(34)  NON CASH TRANSACTIONS

	Consolidated
	September 30, 2013	September 30, 2012 restated
Transações oriundas de combinações de negócios
Loans, financing and debentures	-	(500,450)
Property, plant and equipment acquired through business combination	-	677,231
Intangible asset acquired in business combination, net of tax effects	-	502,855
Other net assets acquired through business combination	-	993
	-	680,629
Cash acquired in the business combination	-	(28,278)
Acquisition price payable	-	-
Acquisition price paid	-	652,351

Corporate restructuring
Settlement of debentures by controlled CPFL Brazil	(1,092,000)	-
Issue of debentures by controlled CPFL Geração	1,092,000	-

Other transactions
Capital decrease in subsidiaries for transferring investments	-	24,390
Reversal of provisions for socio-environmental costs capitalized in property, plant and equipment	-	(66,773)
Interest capitalized in property, plant and equipment	39,105	26,336
Interest capitalized in intangible concession asset - distribution infrastructure	6,937	11,594

(35)  RELEVANT FACTS AND SUBSEQUENT EVENT

35.1 – Annual tariff increase – CPFL Piratininga

On October 22, 2013, ANEEL published Authorization Resolution nº 1.638, fixing the tariff increase of the subsidiary CPFL Piratininga as from October 23, 2013 at an average of 7.42%, of which 9.69% relates to the annual tariff increase and -2.27% to the financial components. The perception of the captive consumer is of a 6.91% increase in tariffs, on average.

OTHER RELEVANT INFORMATION

Shareholders of CPFL Energia S/A holding more than 5% of the shares of the same type and class, as of September 30, 2013:

Shareholders	Common shares	Interest - %
BB Carteira Livre I FIA	288,569,602	29.99
ESC Energia S.A.	234,092,930	24.33
Energia São Paulo FIA	136,820,640	14.22
BNDES Participações S.A.	76,557,760	7.96
Executive officers	102,350	0.01
Other shareholders	221,665,551	23.50
Total	962,274,260	100.00

Quantity and characteristic of secutiries held by Controlling Shareholders, Executive Officers, Board of Directors, Fiscal Council and Free Float, as of September 30, 2013 and 2012:

	September 30, 2013		September 30, 2012
Shareholders	Common shares	Interest - %	Common shares	Interest - %
Controlling shareholders	736,040,932	76.49	666,668,822	69.28
Administrator	-	-	-	-
Executive officers	102,350	0.01	50,350	0.01
Board of directors	-	-	-	-
Fiscal Council Members	-	-	-	-
Other shareholders - free float	226,130,978	23.50	295,555,088	30.71
Total	962,274,260	100.00	962,274,260	100.00
Outstanding shares	226,130,978	23.50	295,555,088	30.71

SHAREHOLDING STRUCTURE							Nine months 2013
CPFL ENERGIA S/A							Per units shares		Date of last change

1 - SHAREHOLDERS OF THE COMPANY	Quotes/common shares	% ON	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	665,791,962	0.00%	100.00%	-	0.00%	0.00%	665,791,962	0.00%
1.1 Esc Energia S.A.	234,092,930	0.00%	100.00%		0.00%	0.00%	234,092,930	0.00%	25-mar-13
1.2 Fundo Mútuo de Investimentos em Ações - BB Carteira Livre I	288,569,602	0.00%	100.00%		0.00%	0.00%	288,569,602	0.00%	26-dez-12
1.3 Bonaire Participações S.A.	6,308,790	0.00%	100.00%		0.00%	0.00%	6,308,790	0.00%	9-abr-12
1.4 Energia São Paulo FIA	136,820,640	0.00%	100.00%		0.00%	0.00%	136,820,640	0.00%	25-mar-13
Noncontrolling shareholders	296,482,298	0.00%	100.00%	-	0.00%	0.00%	296,482,298	0.00%
1.5 BNDES Participações S.A.	76,557,760	0.00%	100.00%		0.00%	0.00%	76,557,760	0.00%	30-set-13
1.6 Board of Directors	-	0.00%	0.00%		0.00%	0.00%	-	0.00%	31-jul-12
1.7 Executive officers	102,350	0.00%	100.00%		0.00%	0.00%	102,350	0.00%	30-set-13
1.8 Other shareholders	219,822,188	0.00%	100.00%		0.00%	0.00%	219,822,188	0.00%	30-set-13
Total	962,274,260	0.00%	100.00%	-	0.00%	0.00%	962,274,260	0.00%

2 - Entity: 1.1 Esc Energia S.A.	Quotes/common shares	% ON	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	975,610,433	0.00%	100.00%	-	0.00%	0.00%	975,610,433	0.00%
1.1.1 VBC Energia S.A.	975,610,433	0.00%	100.00%		0.00%	0.00%	975,610,433	0.00%	21-nov-12
Noncontrolling shareholders	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		0.00%	0.00%		0.00%	0.00%	-	0.00%
Total	975,610,433	0.00%	100.00%	-	0.00%	0.00%	975,610,433	0.00%
3 - Entity: 1.1.1 VBC ENERGIA S/A	Quotes/common shares	% ON	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	5,014,978	0.00%	97.41%	133,511	0.00%	2.59%	5,148,489	0.00%
1.1.1.1 Átila Holdings S/A	2,405,393	0.00%	97.15%	70,530	0.00%	2.85%	2,475,923	0.00%	31-ago-11
1.1.1.2 Camargo Corrêa Energia S.A.	1,504,095	0.00%	96.97%	47,018	0.00%	3.03%	1,551,113	0.00%	5-set-11
1.1.1.3 Camargo Corrêa S.A.	717,383	0.00%	97.82%	15,963	0.00%	2.18%	733,346	0.00%	26-out-12
1.1.1.4 Camargo Corrêa Investimento em Infra-Estrutura S.A.	388,107	0.00%	100.00%	-	0.00%	0.00%	388,107	0.00%	31-ago-11
Noncontrolling shareholders	5	0.00%	100.00%	-	0.00%	0.00%	5	0.00%
1.1.1.5 Other shareholders	5	0.00%	100.00%	-	0.00%	0.00%	5	0.00%	26-out-12
Total	5,014,983	0.00%	97.41%	133,511	0.00%	2.59%	5,148,494	0.00%
4- Entity: 1.1.1.1 Átila Holdings S/A	Quotes/common shares	% ON	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	821,452,787	0.00%	100.00%	-	0.00%	0.00%	821,452,787	0.00%
1.1.1.1.1 Construções e Comércio Camargo Corrêa S.A.	380,575,180	0.00%	100.00%	-	0.00%	0.00%	380,575,180	0.00%	31-ago-11
1.1.1.1.2 Camargo Corrêa S.A	440,877,607	0.00%	100.00%	-	0.00%	0.00%	440,877,607	0.00%	1-set-09
Noncontrolling shareholders	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		0.00%	0.00%		0.00%	0.00%	-	0.00%
Total	821,452,787	0.00%	100.00%	-	0.00%	0.00%	821,452,787	0.00%
5 - Entity: 1.1.1.2 Camargo Corrêa Energia S.A.	Quotes/common shares	% ON	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	2,360,886	0.00%	77.41%	689,071	0.00%	22.59%	3,049,957	0.00%
1.1.1.2.1 Camargo Corrêa Investimento em Infra-Estrutura S.A.	2,360,886	0.00%	77.41%	689,071	0.00%	22.59%	3,049,957	0.00%	30-abr-12
Noncontrolling shareholders	-	0.00%	0.00%	4	0.00%	100.00%	4	0.00%
1.1.1.2.2 Other shareholders	-	0.00%	0.00%	4	0.00%	100.00%	4	0.00%	30-abr-12
Total	2,360,886	0.00%	77.41%	689,075	0.00%	22.59%	3,049,961	0.00%
6 - Entity: 1.1.1.3 Camargo Corrêa S.A.	Quotes/common shares	% ON	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	48,943	0.00%	34.46%	93,099	0.00%	65.54%	142,042	0.00%
1.1.1.3.1 Participações Morro Vermelho S.A.	48,943	0.00%	34.46%	93,099	0.00%	65.54%	142,042	0.00%	30-abr-12
Noncontrolling shareholders	3	0.00%	75.00%	1	0.00%	25.00%	4	0.00%
1.1.1.3.2 Other shareholders	3	0.00%	75.00%	1	0.00%	25.00%	4	0.00%	30-abr-12
Total	48,946	0.00%	34.46%	93,100	0.00%	65.54%	142,046	0.00%
7 - Entity: 1.1.1.4 Camargo Corrêa Investimento em Infra-Estrutura S.A.	Quotes/common shares	% ON	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	1,058,326,173	0.00%	100.00%	-	0.00%	0.00%	1,058,326,173	0.00%
1.1.1.4.1 Camargo Corrêa S.A.	1,058,326,173	0.00%	100.00%		0.00%	0.00%	1,058,326,173	0.00%	30-abr-12
Noncontrolling shareholders	5	0.00%	100.00%	-	0.00%	0.00%	5	0.00%
1.1.1.4.2 Other shareholders	5	0.00%	100.00%		0.00%	0.00%	5	0.00%	30-abr-12
Total	1,058,326,178	0.00%	100.00%	-	0.00%	0.00%	1,058,326,178	0.00%
8 - Entity: 1.1.1.1.1 Construções e Comércio Camargo Corrêa S.A.	Quotes/common shares	% ON	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	374,477	0.00%	81.01%	87,775	0.00%	18.99%	462,252	0.00%
1.1.1.1.1.1 Camargo Corrêa Construções e Participações S.A.	374,477	0.00%	81.01%	87,775	0.00%	18.99%	462,252	0.00%	28-ago-12
Noncontrolling shareholders	4	0.00%	44.44%	5	0.00%	55.56%	9	0.00%
1.1.1.1.1.2 Other shareholders	4	0.00%	44.44%	5	0.00%	55.56%	9	0.00%	30-abr-12
Total	374,481	0.00%	81.01%	87,780	0.00%	18.99%	462,261	0.00%
9 - Entity: 1.1.1.1.1.1 Camargo Corrêa Construções e Participações S.A.	Quotes/common shares	% ON	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	2,749,756,292	0.00%	100.00%	-	0.00%	0.00%	2,749,756,292	0.00%
1.1.1.1.1.1.1 Camargo Corrêa S.A.	2,749,756,292	0.00%	100.00%		0.00%	0.00%	2,749,756,292	0.00%	3-out-11
Noncontrolling shareholders	2	0.00%	100.00%	-	0.00%	0.00%	2	0.00%
1.1.1.1.1.1.2 Other shareholders	2	0.00%	100.00%		0.00%	0.00%	2	0.00%	3-out-11
Total	2,749,756,294	0.00%	100.00%	-	0.00%	0.00%	2,749,756,294	0.00%
									(continue)

10 - Entity: 1.1.1.3.1 Participações Morro Vermelho S.A.	Quotes/common shares	% ON	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	2,249,991	0.00%	33.33%	4,500,000	0.00%	66.67%	6,749,991	0.00%
1.1.1.3.1.1 RCABON Empreendimentos e Participações S.A	749,997	0.00%	100.00%	-	0.00%	0.00%	749,997	0.00%	2-mai-12
1.1.1.3.1.2 RCNON Empreendimentos e Participações S.A	749,997	0.00%	100.00%	-	0.00%	0.00%	749,997	0.00%	2-mai-12
1.1.1.3.1.3 RCPODON Empreendimentos e Participações S.A	749,997	0.00%	100.00%	-	0.00%	0.00%	749,997	0.00%	2-mai-12
1.1.1.3.1.4 RCABPN Empreendimentos e Participações S.A	-	0.00%	0.00%	1,498,080	0.00%	100.00%	1,498,080	0.00%	1-out-08
1.1.1.3.1.5 RCNPN Empreendimentos e Participações S.A	-	0.00%	0.00%	1,498,080	0.00%	100.00%	1,498,080	0.00%	1-out-08
1.1.1.3.1.6 RCPODPN Empreendimentos e Participações S.A	-	0.00%	0.00%	1,498,080	0.00%	100.00%	1,498,080	0.00%	1-out-08
1.1.1.3.1.7 RRRPN Empreendimentos e Participações S.A	-	0.00%	0.00%	5,760	0.00%	100.00%	5,760	0.00%	1-out-08
Noncontrolling shareholders	9	0.00%	100.00%	-	0.00%	0.00%	9	0.00%
1.1.1.3.1.8 Other shareholders	9	0.00%	100.00%	-	0.00%	0.00%	9	0.00%	1-out-08
Total	2,250,000	0.00%	33.33%	4,500,000	0.00%	66.67%	6,750,000	0.00%
11 - Entity: 1.1.1.3.1.1 RCABON Empreendimentos e Participações S.A	Quotes/common shares	% ON	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	749,850	0.00%	99.99%	40	0.00%	0.01%	749,890	0.00%
1.1.1.3.1.1.1 Rosana Camargo de Arruda Botelho	749,850	0.00%	99.99%	40	0.00%	0.01%	749,890	0.00%	1-out-08
Noncontrolling shareholders	-	0.00%	0.00%	110	0.00%	100.00%	110	0.00%
1.1.1.3.1.1.2 Other shareholders	-	0.00%	0.00%	110	0.00%	100.00%	110	0.00%	1-out-08
Total	749,850	0.00%	99.98%	150	0.00%	0.02%	750,000	0.00%
12 - Entity: 1.1.1.3.1.2 RCNON Empreendimentos e Participações S.A	Quotes/common shares	% ON	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	749,850	0.00%	99.99%	40	0.00%	0.01%	749,890	0.00%
1.1.1.3.1.2.1 Renata de Camargo Nascimento	749,850	0.00%	99.99%	40	0.00%	0.01%	749,890	0.00%	1-out-08
Noncontrolling shareholders	-	0.00%	0.00%	110	0.00%	100.00%	110	0.00%
1.1.1.3.1.2.2 Other shareholders	-	0.00%	0.00%	110	0.00%	100.00%	110	0.00%	1-out-08
Total	749,850	0.00%	99.98%	150	0.00%	0.02%	750,000	0.00%
13 - Entity: 1.1.1.3.1.3 RCPODON Empreendimentos e Participações S.A	Quotes/common shares	% ON	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	749,850	0.00%	100.00%	-	0.00%	0.00%	749,850	0.00%
1.1.1.3.1.3.1 Regina de Camargo Pires Oliveira Dias	749,850	0.00%	100.00%	-	0.00%	0.00%	749,850	0.00%	1-out-08
Noncontrolling shareholders	-	0.00%	0.00%	150	0.00%	100.00%	150	0.00%
1.1.1.3.1.3.2 Other shareholders	-	0.00%	0.00%	150	0.00%	100.00%	150	0.00%	1-out-08
Total	749,850	0.00%	99.98%	150	0.00%	0.02%	750,000	0.00%
14 - Entity: 1.1.1.3.1.4 RCABPN Empreendimentos e Participações S.A	Quotes/common shares	% ON	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	1,499,890	0.00%	100.00%	-	0.00%	0.00%	1,499,890	0.00%
1.1.1.3.1.4.1 Rosana Camargo de Arruda Botelho	1,499,890	0.00%	100.00%		0.00%	0.00%	1,499,890	0.00%	1-out-08
Noncontrolling shareholders	110	0.00%	100.00%	-	0.00%	0.00%	110	0.00%
1.1.1.3.1.4.2 Other shareholders	110	0.00%	100.00%		0.00%	0.00%	110	0.00%	1-out-08
Total	1,500,000	0.00%	100.00%	-	0.00%	0.00%	1,500,000	0.00%
15 - Entity: 1.1.1.3.1.5 RCNPN Empreendimentos e Participações S.A	Quotes/common shares	% ON	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	1,499,890	0.00%	100.00%	-	0.00%	0.00%	1,499,890	0.00%
1.1.1.3.1.5.1 Renata de Camargo Nascimento	1,499,890	0.00%	100.00%		0.00%	0.00%	1,499,890	0.00%	1-out-08
Noncontrolling shareholders	110	0.00%	100.00%	-	0.00%	0.00%	110	0.00%
1.1.1.3.1.5.2 Other shareholders	110	0.00%	100.00%		0.00%	0.00%	110	0.00%	1-out-08
Total	1,500,000	0.00%	100.00%	-	0.00%	0.00%	1,500,000	0.00%
16 - Entity: 1.1.1.3.1.6 RCPODPN Empreendimentos e Participações S.A	Quotes/common shares	% ON	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	1,499,850	0.00%	100.00%	-	0.00%	0.00%	1,499,850	0.00%
1.1.1.3.1.6.1 Regina de Camargo Pires Oliveira Dias	1,499,850	0.00%	100.00%		0.00%	0.00%	1,499,850	0.00%	1-out-08
Noncontrolling shareholders	150	0.00%	100.00%	-	0.00%	0.00%	150	0.00%
1.1.1.3.1.6.2 Other shareholders	150	0.00%	100.00%		0.00%	0.00%	150	0.00%	1-out-08
Total	1,500,000	0.00%	100.00%	-	0.00%	0.00%	1,500,000	0.00%
17 - Entity: 1.1.1.3.1.7 RRRPN Empreendimentos e Participações S.A	Quotes/common shares	% ON	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	5,940	0.00%	100.00%	-	0.00%	0.00%	5,940	0.00%
1.1.1.3.1.7.1 Rosana Camargo de Arruda Botelho	1,980	0.00%	100.00%		0.00%	0.00%	1,980	0.00%	1-out-08
1.1.1.3.1.7.2 Renata de Camargo Nascimento	1,980	0.00%	100.00%		0.00%	0.00%	1,980	0.00%	1-out-08
1.1.1.3.1.7.3 Regina de Camargo Pires Oliveira Dias	1,980	0.00%	100.00%		0.00%	0.00%	1,980	0.00%	1-out-08
Noncontrolling shareholders	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		0.00%	0.00%		0.00%	0.00%	-	0.00%
Total	5,940	0.00%	100.00%	-	0.00%	0.00%	5,940	0.00%

18 - Entity: 1.2 Fundo Mútuo de Investimentos em Ações - BB Carteira Livre I	Quotes/common shares	% ON	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	130,163,541	0.00%	100.00%	-	0.00%	0.00%	130,163,541	0.00%
1.2.1 Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI	130,163,541	0.00%	100.00%		0.00%	0.00%	130,163,541	0.00%	3-nov-09
Noncontrolling shareholders	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		0.00%	0.00%		0.00%	0.00%	-	0.00%
Total	130,163,541	0.00%	100.00%	-	0.00%	0.00%	130,163,541	0.00%
									(continue)

19 - Entity: 1.3 Bonaire Participações S.A.	Quotes/common shares	% ON	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	66,728,875	0.00%	100.00%	-	0.00%	0.00%	66,728,875	0.00%
1.3.1 Energia São Paulo Fundo de Investimento em Ações	66,728,875	0.00%	100.00%		0.00%	0.00%	66,728,875	0.00%	19-dez-12
Noncontrolling shareholders	3	0.00%	100.00%	-	0.00%	0.00%	3	0.00%
1.3.2 Other shareholders	3	0.00%	100.00%		0.00%	0.00%	3	0.00%	19-dez-12
Total	66,728,878	0.00%	100.00%	-	0.00%	0.00%	66,728,878	0.00%

20 - Entity: 1.4 Energia São Paulo Fundo de Investimento em Ações	Quotes/common shares	% ON	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	796,479,768	0.00%	100.00%	-	0.00%	0.00%	796,479,768	0.00%
1.4.1 Fundos de Investimento em Cotas de Fundo de Investimento em Participações 114	353,528,507	0.00%	100.00%		0.00%	0.00%	353,528,507	0.00%	16-nov-04
1.4.2 Fundação Petrobras de Seguridade Social - Petros	181,405,069	0.00%	100.00%		0.00%	0.00%	181,405,069	0.00%	16-nov-04
1.4.3 Fundação Sabesp de Seguridade Social - Sabesprev	4,823,881	0.00%	100.00%		0.00%	0.00%	4,823,881	0.00%	16-nov-04
1.4.4 Fundação Sistel de Seguridade Social	256,722,311	0.00%	100.00%		0.00%	0.00%	256,722,311	0.00%	16-nov-04
Noncontrolling shareholders	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		0.00%	0.00%		0.00%	0.00%	-	0.00%
Total	796,479,768	0.00%	100.00%	-	0.00%	0.00%	796,479,768	0.00%
21 - Entity: 1.4.1 Fundos de Investimento em Cotas de Fundo de Investimento em Participações 114	Quotes/common shares	% ON	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	353,528,507	0.00%	100.00%	-	0.00%	0.00%	353,528,507	0.00%
1.4.1.1 Fundação CESP	353,528,507	0.00%	100.00%		0.00%	0.00%	353,528,507	0.00%	16-nov-04
Noncontrolling shareholders	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		0.00%	0.00%		0.00%	0.00%	-	0.00%
Total	353,528,507	0.00%	100.00%	-	0.00%	0.00%	353,528,507	0.00%

22 - Entity: 1.5 BNDES Participações S.A.	Quotes/common shares	% ON	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	1	0.00%	100.00%	-	0.00%	0.00%	1	0.00%
1.5.1 Banco Nacional de Desenv. Econômico e Social (1)	1	0.00%	100.00%		0.00%	0.00%	1	0.00%	15-dez-09
Noncontrolling shareholders	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		0.00%	0.00%		0.00%	0.00%	-	0.00%
Total	1	0.00%	100.00%	-	0.00%	0.00%	1	0.00%

(1) State agency - Federal Government Number of shares is expressed in units.

Quartely Social Report (Nine Month) 2013 /2012 (*)
Company: CPFL ENERGIA S.A.

1 - Basis for Calculation	Nine month of 2013 Value (R$ 000)			Nine month of 2012 (**) Value (R$ 000)
Net Revenues (NR)	10,915,884			10,720,747
Operating Result (OR)	1,044,858			1,556,123
Gross Payroll (GP)	489,749			439,634
2 - Internal Social Indicators	Value (000)	% of GP	% of NR	Value (000)	% of GP	% of NR
Food	40,648	8.30%	0.37%	35,968	8.18%	0.34%
Mandatory payroll taxes	134,042	27.37%	1.23%	122,609	27.89%	1.14%
Private pension plan	26,830	5.48%	0.25%	24,505	5.57%	0.23%
Health	25,958	5.30%	0.24%	21,378	4.86%	0.20%
Occupational safety and health	2,303	0.47%	0.02%	1,787	0.41%	0.02%
Education	1,762	0.36%	0.02%	1,753	0.40%	0.02%
Culture	0	0.00%	0.00%	0	0.00%	0.00%
Trainning and professional development	8,684	1.77%	0.08%	7,868	1.79%	0.07%
Day-care / allowance	713	0.15%	0.01%	682	0.16%	0.01%
Profit / income sharing	31,533	6.44%	0.29%	35,112	7.99%	0.33%
Others	3,861	0.79%	0.04%	4,605	1.05%	0.04%
Total - internal social indicators	276,334	56.42%	2.53%	256,267	58.29%	2.39%
3 - External Social Indicators	Value (000)	% of OR	% of NR	Value (000)	% of OR	% of NR
Education	890	0.09%	0.01%	210	0.01%	0.00%
Culture	8,297	0.79%	0.08%	10,114	0.65%	0.09%
Health and sanitation	634	0.06%	0.01%	412	0.03%	0.00%
Sport	153	0.01%	0.00%	854	0.05%	0.01%
War on hunger and malnutrition	0	0.00%	0.00%	0	0.00%	0.00%
Others	2,556	0.24%	0.02%	1,981	0.13%	0.02%
Total contributions to society	12,530	1.20%	0.11%	13,571	0.87%	0.13%
Taxes (excluding payroll taxes)	3,237,409	309.84%	29.66%	4,507,757	289.68%	42.05%
Total - external social indicators	3,249,939	311.04%	29.77%	4,521,328	290.55%	42.17%
4 - Environmental Indicators	Value (000)	% of OR	% of NR	Value (000)	% of OR	% of NR
Investments relalated to company production / operation	31,734	3.04%	0.29%	20,813	1.34%	0.19%
Investments in external programs and/or projects	40,742	3.90%	0.37%	42,605	2.74%	0.40%
Total environmental investments	72,476	6.94%	0.66%	63,418	4.08%	0.59%
Regarding the establishment of "annual targets" to minimize residues, the consumption in production / operation and increase efficiency in the use of natural resources, the company:	( ) do not have targets ( ) fulfill from 51 to 75% ( ) fulfill from 0 to 50% (X) fulfill from 76 to 100%			( ) do not have targets ( ) fulfill from 51 to 75% ( ) fulfill from 0 to 50% (X) fulfill from 76 to 100%
5 - Staff Indicators	Nine month of 2013 Value (R$ 000)			Nine month of 2012 (**) Value (R$ 000)
Nº of employees at the end of period	8,386			8,475
Nº of employees hired during the period	1,388			1,690
Nº of outsourced employees	NA			NA
Nº of interns	226			211
Nº of employees above 45 years age	1,989			1,985
Nº of women working at the company	1,906			2,120
% of management position occupied by women	10.04%			11.11%
Nº of Afro-Brazilian employees working at the company	1,224			1,099
% of management position occupied by Afro-Brazilian employees	2.17%			1.90%
Nº of employees with disabilities	278			267
6 - Relevant information regarding the exercise of corporate citizenship	Nine month of 2013 Value (R$ 000)			Nine month of 2012 (**) Value (R$ 000)
Ratio of the highest to the lowest compensation at company	22.83			23.84
Total number of work-related accidents	20			28
Social and environmental projects developed by the company were decided upon by:	( ) directors	(X) directors and managers	( ) all employees	( ) directors	(X) directors and managers	( ) all employees
Health and safety standards at the workplace were decided upon by:	( ) directors and managers	( ) all employees	(X) all + Cipa	( ) directors and managers	( ) all employees	(X) all + Cipa
Regarding the liberty to join a union, the right to a collective negotiation and the internal representation of the employees, the company:	( ) does not get involved	( ) follows the OIT rules	(X) motivates and follows OIT	( ) does not get involved	( ) follows the OIT rules	(X) motivates and follows OIT
The private pension plan contemplates:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
The profit / income sharing contemplates:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
In the selection of suppliers, the same ethical standards and social / environmental responsibilities adopted by the company:	( ) are not considered	( ) are suggested	(X) are required	( ) are not considered	( ) are suggested	(X) are required
Regarding the participation of employees in voluntary work programs, the company:	( ) does not get involved	( ) supports	(X) organizes and motivates	( ) does not get involved	( ) supports	(X) organizes and motivates
Total number of customer complaints and criticisms:	in the company 1,298,605	in Procon 744	in the Courts 4,813	in the company (***) 1,196,582	in Procon (**) 1,681	in the Courts 5,002
% of complaints and criticisms attended to or resolved:	in the company 100%	in Procon 100%	in the Courts 7.2%	in the company (**) 100%	in Procon (**) 100%	in the Courts 6.5%
Total value-added to distribute (R$ 000):	Nine month of 2013	5,793,846		Nine month of 2012	7,128,655
Value-Added Distribution (VAD):	57,5% government 10% employees 6% shareholders 22% third parties 4,5% retained			65% government 7% employees 9% shareholders 14% third parties 5% retained
7 - Other information
Consolidated information
In the financial items were utilized the percentage of stock paticipation. For the other information, as number of employees and legal lawsuits, the informations were available in full numbers.
Responsible: Antônio Carlos Bassalo, phone: 55-19-3756-8018, bassalo@cpfl.com.br
(*) Information not reviewed by the independent auditors
(**) Inclued the effects described in note 2.9 of consolidated financial statement
(***) Rate adjusted due to changes in methodology applied to distributors information

The Company is committed to arbitration in the Market Arbitratoin Chamber, in accordance with the Arbitration Clause in Article 44 of the Company’s By-Laws.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Board of Directors and Shareholders of
CPFL Energia S.A.

São Paulo - SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of CPFL Energia S.A. (“CPFL Energia” or “Company”), included in the Interim Financial Information Form (“ITR”), for the quarter ended September 30, 2013, which comprises the balance sheets as of
September 30, 2013, and related statements of income and comprehensive income for the three and nine-month periods then ended, and changes in shareholders' equity and cash flows for the nine-month period then ended, including the explanatory notes.

Management is responsible for the preparation of these individual interim financial information in accordance with technical pronouncement CPC 21 (R1) - Interim Financial Reporting and consolidated interim financial information in accordance with technical pronouncement CPC 21 (R1) and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (“CVM”) applicable to the preparation of Interim Financial Information (“ITR”). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International standards on review of interim financial information statement (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information included in the Interim Financial Information Form referred to above is not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) applicable to the preparation of Interim Financial Information (“ITR”) and presented in accordance with the standards issued by the Brazilian Exchange and Securities Commission (“CVM”).

Conclusion on the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the Interim Financial Information Form referred to above is not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and IAS 34 applicable to the preparation of Interim Financial Information (“ITR”) and presented in accordance with the standards issued by the Brazilian Securities Commission (“CVM”).

Emphases of matter

Restatement of corresponding amounts

As stated in note 2.9, as a result of changes in accounting policies related to employee benefits under technical pronouncement CPC 33 (R1) and IAS 19 (R) - Employee Benefits and accounting for joint arrangements, in accordance with technical pronouncement CPC 19 (R2) and IFRS 11 - Joint Arrangements, the corresponding individual and consolidated amounts of the balance sheets for the year ended December 31, 2012, as well as the interim financial information related to the statements of income and comprehensive income for the three and nine-month periods ended September 30, 2012 and statements of changes in shareholders' equity, cash flows and value added (supplemental information) for the nine-month period ended September 30, 2012, presented for comparative purposes, have been adjusted and restated under technical pronouncement CPC 23 and IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors and technical pronouncement CPC 26 (R1) and IAS 1 - Presentation of Financial Statements. We issued an unqualified conclusion thereon.

Decree 7945 of March 7, 2013

Without modifying our conclusion on the Interim Financial Information for the quarter ended September 30, 2013, we draw attention to the matter described in note 26 regarding the accounting for funds transferred from the Energy Development Account (“CDE”) by the Company and its subsidiaries as a reduction in the cost of electric energy.

Other matters

Statements of value added

We have also reviewed the individual and consolidated statements of value added (“DVA”)
for the nine-month period ended September 30, 2013, prepared under Management's responsibility, the presentation of which is required by the standards issued by the Brazilian Securities and Exchange Commission (“CVM”) applicable to the preparation of Interim Financial Information (ITR) and is considered as supplemental information for IFRSs that do not require the presentation of DVA. These statements were subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that there are not fairly presented, in all material respects, in relation to the individual and consolidated interim financial information taken as a whole.

Campinas, October 29, 2013
DELOITTE TOUCHE TOHMATSU	Marcelo Magalhães Fernandes
Auditores Independentes	Engagement Partner

The sheets related to the Interim Financial Information (ITR) reviewed by us are marked for identification purposes only.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 11, 2013

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.